12/22


03045577

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nissan Motor Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JAN 13 2004
THOMSON FINANCIAL

FILE NO. 82- 207 FISCAL YEAR 3-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 1/12/04

Annual Report

Year Ended March 31, 2003

2002

Nissan: Enriching people's lives

NISSAN

Contents

On the cover: FAIRLADY Z

Vision

Nissan: Enriching people's lives

Mission

Nissan provides unique and innovative automotive products and services that deliver superior measurable values to all stakeholders* in alliance with Renault.

*Our stakeholders include customers, shareholders, employees, dealers, suppliers, as well as the communities where we work and operate.

Fiscal year 2002 saw the launch of the NISSAN 180 three-year business plan. Its result for the first year: operating profit of ¥737 billion, and an industry-leading operating margin of 10.8 percent. Automotive debt was completely eliminated. Two of the plan's main goals were achieved within NISSAN 180's first year. We're pleased to share this news of NISSAN 180's smooth progress in this Annual Report.

As it celebrates its 70th anniversary, Nissan can proudly point to an increasingly strong product development capability and much stronger brand power in its markets around the globe. It will continue to work toward achieving all the goals of NISSAN 180 while pursuing the corporate vision of "Enriching people's lives."

Join us in this Annual Report, as we share our vision for the future of Nissan.

This Annual Report contains forward-looking statements on Nissan's future plans and targets, and related operating investment, product planning and production targets. Please note that there can be no assurance that these targets and plans will actually be achieved. Achieving them will depend on many factors, including not only Nissan's activities and development, but on the dynamics of the automobile industry worldwide and the global economy.

0 A

Financial Highlights

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2002, 2001, 2000, 1999 and 1998

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars(Note 1)
For the years ended	**2002** **Mar. 31, 2003**	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	1998 Mar. 31, 1999	**2002** **Mar. 31, 2003**
Net sales	**¥6,828,588**	¥6,196,241	¥6,089,620	¥5,977,075	¥6,580,001	**$56,905**
Operating income	**737,230**	489,215	290,314	82,565	109,722	**6,144**
Net income (loss)	**495,165**	372,262	331,075	(684,363)	(27,714)	**4,126**
Net income (loss) per share(Note 2)	**117.75**	92.61	83.53	(179.98)	(11.03)	**0.98**
Cash dividends paid(Note 3)	**50,800**	27,841	0	0	17,591	**423**
Shareholders' equity(Note 4)	**¥1,808,304**	¥1,620,822	¥ 957,939	¥ 563,830	¥ 943,365	**$15,069**
Total assets(Note 4)	**7,349,183**	7,215,005	6,451,243	6,175,658	6,606,331	**61,243**
Net consolidated automotive debt	**(8,602)**	431,714	952,657	1,348,696	1,867,100	**(72)**
Number of employees	**127,625**	125,099	133,833	141,526	131,260	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥120=$1, the approximate exchange rate on March 31, 2003.

2. Net income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income (loss) per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2003: 4,520,715,112.

3. Cash dividends during the full year by subsidiary companies to non-Nissan minority shareholders are not included.

4. Shareholders' equity and total assets for fiscal years 1998-1999 were restated in accordance with the changes in the regulations relating to the presentation of currency translation adjustments effective fiscal year 2000.

Net Sales
(Billions of yen)


'98 '99 '00 '01 '02
6,580 5,977 6,090 6,196 6,829

Operating Income
(Billions of yen)


'98 '99 '00 '01 '02
110 83 290 489 737

Net Income (Loss)
(Billions of yen)


'98 '99 '00 '01 '02
(28) 331 372 495
(684)

Net Consolidated Automotive Debt
(Billions of yen)


'98 '98* '99 '00 '01 '02
1,867 2,041 1,349 953 432 (9)

*restated under the new GAAP

Letter from the President and CEO



The first year of NISSAN 180 is now history.

The results are a matter of public record. Record-setting revenues, an industry-leading operating margin, the total elimination of net automotive debt at constant accounting standards—these results are significant, certainly, but their achievement is even greater when viewed in the context of Nissan's revival process.

Considering the state of affairs in 1999, before the Alliance with Renault, Nissan's financial performance over the past four years is nothing short of remarkable.

Sales revenues have grown by ¥1 trillion. Aside from recognizing the string of attractive new products that have supported that achievement, it is important to note that our sales have grown in extremely difficult market and economic conditions. In the United States, particularly, the market was artificially fueled by the combination of high cash discounts and zero percent financing. We have continued to resist that approach. Our strategy continues to be based more on optimizing profitability than maximizing volumes.

Consolidated Operating Profit/Margin


'99
'00
'01
'02
12
8
4
0
1.4
4.75
7.9
10.8
83
290
489
737
Operating profit (billions of yen)
Operating margin (%)

Another key indicator of performance—operating profit—reflects a nine-fold increase, and Nissan's operating margin now leads the industry at 10.8 percent. I have said on many occasions that profit gives you important information about your operations. The *lack* of profit is like a fever. When your business is not profitable, that's a serious signal that something is wrong. Either the products are not right, or marketing is inefficient, or the cost base is too high—*something* is wrong. If you ignore a fever, you can get very sick. If you ignore unprofitability, the situation can only worsen. So Nissan's return to significant profitability is a healthy signal. Our profits tell us that we are doing some things *right*.

Nissan's return to significant profitability is a healthy signal; our profits tell us that we are doing some things *right*.

Our consolidated net income of ¥495 billion also reflects a return to normalcy. After years of low or negative tax rates resulting from prior-year losses, Nissan is returning to a more standard level of tax payments.



The year 2003 will be the first year of normal tax treatment in Japan. Focusing on total profitability allows us to pay our shareholders competitive dividends, which is a reasonable expectation. It is also gratifying to realize that Nissan's share price more than doubled since the start of the Nissan Revival Plan in April 2000, even as the Nikkei stock index has slid 50 percent. Our three-year dividend policy expresses our confidence in Nissan's future performance and provides for the tripling of the dividend by the end of NISSAN 180—from ¥8 per share for fiscal year 2001 to ¥24 per share for fiscal year 2004.

Finally, another important measure of progress is debt reduction. Before the Alliance, Nissan's net automotive debt was at the level of ¥2.1 trillion. Today, at constant accounting standards, the debt is gone, and, more importantly, debt elimination will no longer be a constraint that must be taken into account as we manage our business. We are free to make investment decisions only on their merit, using return on invested capital as a guiding criterion.



Opening ceremony of the Canton plant, Mississippi, May 27, 2003

The power of people

As I review the striking progress Nissan has made over the past few years, I cannot help but be aware of one more important fact: A major factor in Nissan's revival has been our *people*.

The same people who were worried and frustrated by the state of our business throughout the 1990s have joined together with great motivation and determination to reshape Nissan's fate. Each one is to be commended for making contributions, both great and small. The teamwork and performance that put Nissan back on course includes our extended team as well—our supplier partners, our dealers and our shareholders.

With great faith in our ability to make changes and to create a bold new direction for our future, we are reviving a proud company. The power of transformation has come from within. The talents and experience of 125,000 employees around the world are the brainpower and muscle behind Nissan's revival. In the lives of the men and women who make up Nissan's diverse, global workforce, you can sense the atmosphere of change in our offices, our plants and our showrooms. Pride is growing. Mindsets and behaviors have changed. The revival is real.

What is next?

How will we follow the record-setting performance of fiscal year 2002? With more performance and the added stretch of *growth*.

With our financial position on solid ground, Nissan is now in a position to take advantage of opportunities in new markets, in new product segments and in new technologies.

Signing Ceremony
.ong-Term and Comp



Signing agreement creating Dongfeng Motor Company, September 19, 2002



Titan King Cab, the first full-size pickup made at the Canton plant

In the coming year, we will enter China with a 50-50 partnership with DongFeng, one of the country's three largest truck and car manufacturers. Our joint venture, Dongfeng Motor Company, has great potential, and we are optimistic about the opportunities we see with this large, well-established manufacturer in one of the world's fastest-growing markets.

In North America, we are breaking new ground as we enter the high-volume, high-profit full-size vehicle segments that have been the stronghold of American manufacturers. From our new plant in Canton, Mississippi, our full-size trucks and sport utility vehicles will generate incremental sales in segments where Nissan has never had a presence before. Those new products will not only support our ambitious sales objective, but, by expanding our North American product lineup, they will also draw a spotlight on the Nissan brand.

On a broader scale, Nissan continues to make steady and substantial investments in product and technology developments for the future. Innovation is the lifeblood of any company's future. At Nissan, our commitment is to provide the necessary resources to assure our long-term competitiveness.

Nissan continues to make steady and substantial investments in product and technology developments for the future.

The first year of NISSAN 180 may be over, but our revival is not yet complete.

We are tempering our enthusiasm for the future with the keen awareness that the global automotive industry is a demanding environment. We are continuing to work on costs, quality, sales and marketing efficiency, distribution efficiency, and all the fundamentals that are essential to our business. We refuse to be slowed by complacency. We intend to keep our momentum building.


NISSAN

Founded in 1933, Nissan celebrates its 70th anniversary in 2003

Even though we have achieved two of our three NISSAN 180 commitments in the first year—those of achieving an 8 percent operating margin and zero debt—the commitment to sell an additional one million units will require our total focus. It's true that 16 all-new models will support our sales objectives during the remainder of NISSAN 180, but the sales goal is high. Our ability to design, produce and sell attractive models will be tested to the extreme. Our responsibility will be to manage our business so that Nissan will continue to move forward, achieving *all* of NISSAN 180 while remaining the industry's most profitable global automaker.


NISSAN
横浜工場ゲストホール オープニングイベント

Opening ceremony for Yokohama Plant Guest Hall and Engine Museum, March 25, 2003

In this, our 70th anniversary year, we are grateful for the advances we have made and the rich heritage of the Nissan name. Even as we make changes and stretch ourselves to deliver our full potential, some things will never change. We will continue to honor our commitment to being a good corporate citizen. Our obligation to protect the environment and use resources wisely. Our passion to create specific, attractive products for Nissan customers. Our promise to be transparent with all of our stakeholders. Our determination to create value and enrich people's lives.

We remain confident that Nissan's best years lie ahead. Thank you for your ongoing support of our efforts.

Carlos Ghosn

President and Chief Executive Officer

Nissan: Once Again Among the Pacesetters

The NISSAN 180 three-year plan has entered into its critical second year—and the results are nothing less than remarkable. This plan to create sustainable, profitable growth for Nissan builds on the foundations of the highly successful Nissan Revival Plan, begun in April 2000, to literally turn the company around:

- Revenues for fiscal 1999 were ¥5.98 trillion; in fiscal year 2002, revenues have grown to **¥6.83 trillion.**
- Three years ago, operating profit was ¥83 billion. At the end of fiscal year 2002, this figure has exploded to **¥737 billion.**
- In fiscal year 1999, Nissan's operating margin was just 1.4 percent. Today the company leads the industry with an operating margin of **10.8 percent.**
- Prior to forming its Alliance with Renault in 1999, Nissan's net automotive debt was a staggering ¥2.1 trillion. Today, that debt has been completely eliminated. Entering fiscal year 2003, Nissan is **¥8.6 billion cash positive.**

Nissan's revival is a reality. Nissan is not only back in the global race—it's once again among the pacesetters.

Consolidated Operating Margin


Fiscal years 1998–2002
(Percent)
'98
'99
'00
'01
'02
10.8
8% NISSAN 180 Commitment
7.9
4.8
1.7
1.4

Debt is gone

The effort to eliminate debt is no longer the driving force in Nissan business management. Return on Invested Capital (ROIC)—the ratio between operating profit and automotive fixed assets, net working capital and cash—will instead take center stage. Nissan now has an ROIC level of 19.8 percent—currently second among major auto manufacturers worldwide—and Nissan intends to stay at an ROIC level of 20 percent or higher. In both operating margin and ROIC, Nissan's objective is to remain the most profitable global automaker.

Nissan had the best-performing stock of the entire global automotive industry in fiscal 2002. By the end of fiscal year 2002, the company's share price had doubled since the start of the Nissan Revival Plan in April of 2000, in a period that has seen the Nikkei stock index slide by a full 50 percent. At the Annual General Meeting in June 2003, the Nissan board of directors asked shareholders to approve a dividend of ¥14 per share for fiscal year 2002, as announced in October 2002. The annual dividend per share is planned to increase to ¥19 for fiscal year 2003 and ¥24 for fiscal year 2004.

Net Consolidated Automotive Debt

Fiscal years 1998-2002
(Billions of yen)


'98
'99
'00
'01
'02
2,041
1,349
953
432
(9)

Automotive: ROIC (Return on Invested Capital)

Fiscal years 1999–2004
(Percent)


'99
'00
'01
'02
'03
'04
NISSAN 180
Target
20
19.8
12.7
7.5
1.3

Building to One Million Additional Sales

When the Nissan Revival Plan was announced in 1999, much of the focus from outside was on what Nissan had to do to streamline its business—closing plants, reducing headcounts, shrinking and transforming suppliers and eliminating non-core assets. This was only one part of the plan's goals, however. Its true goal was to free resources so they could be invested in recovery through a global product and a global brand. It was a plan for the redeployment of the company for a future of sustainable, profitable growth.

NISSAN 180 has three commitments:

- **One million additional vehicles** sold worldwide by the end of fiscal year 2004, measured between October 2004 and September 2005 and compared to fiscal year 2001;
- ***An eight percent operating margin***; *and*
- **Zero net automotive debt**, both at constant accounting standards,

NISSAN 180 Sales Volume
(unit: 1,000s)



'01
'04
General Overseas Markets +300K
Europe +100K
U.S. +300K
Japan +300K
2,597
3,600

In the first year of NISSAN 180, the second commitment of an 8 percent margin had already been attained, with the company now at the highest level in the industry.

Automotive debt is now a thing of the past. Now Nissan focuses on the first commitment, growth.



SUNNY

The Sunny, the first model produced at Dongfeng Motor Co., Ltd.

Expansion in 2003

Fiscal year 2003 will mark the start of a dynamic period for Nissan. Operations have begun at Dongfeng Motor Company, the joint venture established with DongFeng Motor Corporation in China. Nissan plans to launch six models by 2006 through Dongfeng, all of which will be manufactured locally. The first model is the Sunny. By the year 2006, Nissan targets sales of 550,000 vehicles in China. Nissan's expansion in the rapidly developing Chinese market is a long-term project with great potential; the market represents a significant growth and profit opportunity for Nissan.

New Models for Fiscal Year 2003

Europe	Japan	Mexico & GOM*	U.S.
Micra	New Presage	Infiniti FX35/45	New Quest
Z Coupe	Cube derivative	Pathfinder Armada	Z Roadster
Car-derived Van	New President	Murano	Pathfinder Armada
	Z Roadster	*Z Roadster*	*Titan King Cab*
	Mini-LCV	Titan King Cab	Titan Crew Cab
	Mini-Truck	Titan Crew Cab	Infiniti Full-size SUV
		New Quest	
		Teana	

* General Overseas Markets



In the United States, the brand-new plant in Canton, Mississippi, is now in production, with the all-new Quest minivan going on sale in July. Fiscal year 2003 will very much be the Year of the United States. Five of the six new models Nissan will launch in the US market will be built in Canton. Each new model will be launched in high-volume, high-profit segments. Because Nissan has not participated in the full-size vehicle segment—where the Titan King Cab, Titan Crew Cab, Pathfinder Armada and Infiniti full-size SUV will compete—incremental sales and profits are expected to make a significant contribution to performance in fiscal year 2003.

A Path to Enrich People's Lives

In 2003, Nissan's 70th anniversary year, the company's vision has never been clearer. Like the Nissan Revival Plan, NISSAN 180 is designed to build for the future. The company has removed the burden of debt and is now focusing on providing a top level of return on invested capital. A lean cost base and the ability to offer attractive products are essential for the company's competitiveness. Nissan will continue to fine-tune the same tools, the same management practices and the same level of commitment that have contributed to its revival. The company has significantly increased its capital expenditures, investing in assets that will generate tomorrow's sales and profits.

NISSAN 180 is setting a course for sustainable, profitable growth—a path that will enrich people's lives.

China: Key Future Market

China is a huge market, and one that is developing rapidly. With the country's entry into the WTO, tariffs are being eliminated, and vehicle sales grew by more than 38 percent in 2002. If just 10 percent of its population purchases an automobile, this represents a market roughly the same size as the total population of Japan—clearly a market demanding a strong presence. China is expected to be a major part of Nissan's strategy in the period beyond NISSAN 180. Even today, Nissan sales are taking off in China, with fiscal year 2002 sales more than double that of fiscal year 2001.

On June 9, 2003, Nissan and DongFeng Motor Corporation announced the joint establishment of Dongfeng Motor Co., Ltd., the result of a strategic partnership between the two companies that dates to September of 2002. The company, with the total equity of 16.7 Renminbi (¥240 billion, US$2 billion) held equally by the two partners, began operations on July 1, 2003. Headquartered in Wuhan, Hubei Province, Dongfeng Motor Co., Ltd. will employ 74,000, including employees of affiliated companies.



DFM
东风~日产：创造未来的合作伙伴
NISSAN

Press conference announcing the establishment of Dongfeng Motor Co., Ltd., June 9, 2003

Dongfeng Motor Co., Ltd. will be the first Sino-foreign, full-line automobile joint venture in China, producing passenger vehicles, trucks, buses and light commercial vehicles. Its passenger vehicles will bear the Nissan brand, while most of its commercial vehicles will carry the Dongfeng brand. Sales by 2006 are targeted at 550,000 units—220,000 passenger vehicles and 330,000 commercial vehicles.

Current plans call for six additional new passenger car models to be produced by Dongfeng Motor Co., Ltd. by 2006, starting with the Sunny—known locally as the Yang Guang. The Sunny is being produced at the Huadu plant, Guangzhou, and went on sale nationwide in China in June 2003, entering a rapidly growing compact car market in China. Teana, the luxury sedan successfully launched in Japan in February of 2003, will also be produced by the new company in 2004.



Xiangfan
Commercial and passenger vehicle plant
Wuhan
Company headquarters
Shiyan
Commercial vehicle plant
Hangzhou
Commercial vehicle plant
Liuzhou
Commercial vehicle plant
Guangzhou
Passenger vehicle plant

Dongfeng Facilities in China

Nissan knows that success comes from the quality of management as well as of the product—and that the company must act more globally. Addressing this is Nissan Management Way, intended to provide innovative thinking and faster decision-making abilities for the company.

Focus on the Quality of Management

To be among the world's best, not only the quality of the product but the quality of management is critical to compete.

During the Nissan Revival Plan, the foundations were created for the Nissan Management Way, a program to increase the quality of management and to increase decision-making speed. The program's two cornerstones are cross-functional teams (CFTs) and the Value-Up program.

Cross-Functional Teams

In 1999, nine CFTs, international teams bringing together people from different business areas within the company, were established. Each CFT was under the leadership of two Executive Committee members, each headed by a "pilot," and each given a topic to handle. There was one goal—to make proposals to develop Nissan's business and reduce costs—and one rule: no sacred cows, no taboos, no constraints. The NRP was planned based on these proposals. Today there are 14 CFTs, and their role continues: to challenge the company to do better by addressing strategic and structural issues, and to propose breakthrough ideas to enhance the company's operations and profitability. The CFTs are expected to develop fresh, original ideas without being bound to past work practices or habits.

One CFT is specifically targeted at enhancing the quality of management—to maximize the company's target results using a minimum of management resources in the shortest possible time.



Employees at Nissan North America



Town hall meeting with President Ghosn at Nissan's Tokyo head office





President Ghosn with employees on the opening day of the Canton Plant, Mississippi, May 27, 2003

Cross-functional teams in North America also have been established to develop coordinated launch plans for the Maxima, Quest, Titan and a new full-size SUV. The launch team concept was applied very successfully for the launch of the 2002 Altima, a success attributed in part to the effective communications made possible by the CFTs' high priority on transparent communications.

Value-Up Program

The Value-Up Program is a tool for achieving the goals of NISSAN 180, using successful implementation of developments obtained during the NRP. Like the CFTs, the Value-Up Program is cross-functional across different departments and is designed to produce quantifiable, measurable results through the use of effective tools.

A total of 300 V-Pilots—the leaders who set the issues to be resolved—and 4,000 crews have been trained, and some 1,200 Value-Up projects have been launched. The program has been in full implementation since April of 2003.

Employee Feedback Critical

These efforts at increasing quality and speed during NISSAN 180 are not simply top-down directives. The structure of both the CFTs and the Value-Up teams ensures that ideas are continuously being brought from within the company to management. Nissan is also keenly interested in receiving the constructive feedback that will shape management quality. During 2002, a NISSAN 180 survey of more than 20,000 employees representing all of Nissan activities worldwide was conducted.

A Focus on Corporate Governance

Corporate governance is a key responsibility of management. At Nissan, clear management objectives and policy are released for all stakeholders, both inside and outside the company—shareholders, customers and suppliers, the local community and, of course, employees. The achievement status and results of these goals and policies are disclosed early and with transparency.

Nissan has also adopted a number of corporate reforms. The board of director membership has been reduced from nine to seven members from the June 2003 shareholders' meeting, in order to improve management efficiency.

Auditing has been strengthened by adopting outside corporate auditors as three of the four corporate auditors. Nissan established the Japan Internal Audit Office to conduct internal audits of operations on a regular basis; the Chief Internal Audit Officer conducts global audits. Three-way auditing has been adopted thorough this combination of corporate auditors, auditing firms and internal audit functions.

Nissan has also set out the Nissan Global Code of Conduct and established the Global Compliance Committee, both intended to strengthen compliance with laws and ethics and avoid illegal and unethical conduct within the global Nissan group.

Nissan's strong financial performance in fiscal year 2002 was supported by a wave of new products: 12 all-new models, the biggest production year in Nissan history. This exciting new lineup of products will continue to expand and fuel Nissan growth in the coming years.

Success Through New Products

Model Launch Schedule
Fiscal years 2000–2004


'00
'01
'02
'03
'04
16 all-new products
4
5
12
16

The future profitable growth of Nissan is based on one thing: selling automobiles. NISSAN 180 sets this out with the bold goal of selling an additional one million new cars from the beginning of the program to September 2005: 100,000 additional cars in Europe and 300,000 additional cars each in Japan, the US and Nissan's other global markets. It means the creation of compelling and profitable new vehicles that can continue the growth of Nissan's market share around the world.

Fiscal year 2002 was the biggest product year in Nissan history, as the company launched 12 all-new models globally, covering everything from minicars to luxury sedans. By the completion of NISSAN 180, this will have risen to at least 28 all-new vehicles launched to markets throughout the world.

However, this is not simply about increasing the number of Nissan cars available. "There are a lot of new products coming," said Nissan

FAIRLADY Z





Fiscal Year 2002 Models and Markets

Market	Models
Japan:	ELGRAND, SKYLINE COUPE, FAIRLADY Z, CUBE, TEANA, MOCO
US:	INFINITI G35 SEDAN/G35 COUPE, 350Z, INFINITI FX45, MAXIMA, MURANO
Europe:	MICRA, PRIMASTAR, INTERSTAR
China:	PALADIN
General Overseas Markets:	X-TRAIL, PLATINA



CUBE

President Carlos Ghosn, "but there are two types of product we will not build: those that are unprofitable, and those that fail to quicken your pulse with pure styling and performance. We are developing products to enter new markets and new market segments. We want a wide base of products that will help us face the future with stability and reinforce profit improvement. We have many very strong products to come—important products whose full effect may not be felt until 2003 or 2004. Those critics who say our recovery is strictly a result of cost cutting and asset sales are missing the point, and they are in for a surprise."

Japan

Nissan's strong growth in the Japanese market during the year was fueled by the release of a comprehensive lineup of new models: the Moco, Elgrand, Fairlady Z, Cube, Skyline Coupe and the Teana sedan.

The Moco marked Nissan's entry into the important minicar market in Japan (vehicles with engine displacements of less than 660cc)—small, but with an unexpected level of roominess. The Elgrand is Nissan's high-end luxury minivan, striking on the exterior and able to carry eight passengers in its roomy interior.
The Fairlady Z (350Z in North America) is the latest incarnation of the classic Z—and a highly anticipated car. The Cube is designed to be the driver's personal toolbox: compact, roomy, comfortable and finished with a choice of 24 color coordination schemes. The Skyline Coupe (Infiniti G35 Sport Coupe in North America) is a premium sports coupe, with a low, wide body and long wheelbase matched with a powerful NEO VQ35DE engine for exhilarating driving performance. The all-new Teana luxury sedan provides an elegant interior—with the feel of fine modern furniture—and powerful, comfortable driving performance.

TEANA




QUEST


INFINITI FX45


MICRA

North America

The Infiniti G35 Sedan and Coupe, Murano, 350Z, Infiniti FX45 and new Maxima were launched in the North American market. The Murano is a crossover SUV developed for the North American market and conceived as a striking alternative to other crossover SUVs now entering the market. It uses the same FF-L platform as the award-winning Altima to provide the strength of an SUV below, and the style of a sport sedan above. The Infiniti FX45 is also a crossover SUV, providing V8 power with the style and luxury of the Infiniti name. The Maxima is Nissan's flagship sedan in the North American market—the best-selling import-brand V6 for the past 17 years (based on R.L. Polk total registrations). The Altima was redesigned for 2002 with a new, distinctive exterior design, sophisticated drivetrain, performance-oriented suspension and increases in all major dimensions, keeping with Nissan's design concept for consistency and design grouping by class combined with individual styling to heighten the personality of the individual model.

Europe

The Micra leads Nissan's efforts in building the European market. While the Micra is the sister model of the March in Japan, it features an interior design created in Europe and is produced by Nissan in the UK. The B platform used in the Micra is shared with Renault—one of the first physical realizations of the Alliance.

Diesel engines are a key to success in the European market. Nissan provides an extensive range of diesel engines in the Micra, Almera, Almera Tino and Primera. Some engines are shared models with Renault.

Two light commercial vehicles, the Interstar and Primastar, joined the Nissan lineup during fiscal year 2002. The Primastar is produced by Nissan in its Barcelona, Spain factory, and both models are part of the Renault/Nissan

INFINITI G35 COUPE



cross-badging strategy. The Interstar and Primastar provide operation efficiency, with sleek, professional designs that also help to protect them through the tough life of a commercial vehicle.



PLATINA

Mexico

The Platina and 350Z were the new models released in 2002. The Platina is also an example of the Alliance with Renault, based on the Renault Clio, and was very well received in the Mexican subcompact segment.



TITAN CREW CAB

New Models Continue for 2003

In fiscal 2003, Nissan will launch 10 all-new vehicles, providing 23 regional product launches. Six will be in Japan, six in the US (most of these to be produced at the new Canton, Mississippi plant), three in Europe, and eight in Nissan's other global markets.



PRESAGE

In Japan, this began with the release of the Presage. The Presage is a versatile, high-quality minivan, providing roomy practicality and versatile seating arrangements with a more comfortable package. An agreement with Mitsubishi Motors will enhance Nissan's position in the mini-vehicle market, which it entered during 2002 with the Moco, by providing 20,000 mini commercial vehicles for the Japanese market.

In the US, the Canton plant will be the production base for the Quest, a revolutionary new minivan; the full-size Pathfinder Armada SUV; the Titan full-size truck; and the full-size Infiniti SUV.

In Europe, Nissan's new product offering will see the introduction of the 350Z. The Kubistar, a cross-badged model derived from the Renault Kangoo, will also join Nissan's light commercial vehicle lineup during fiscal year 2003.

Z ROADSTER



Design is key to today's expansion of the Nissan brand. It defines the first and lasting impression customers have about the Nissan product and plays an important role in expressing the Nissan brand identity. The aim is to create design that reverberates in the heart, appeals to the mind's eye and delivers concept and message.

Building the Brand with World-Leading Design

Design is the interface between customers and the brand. Nissan believes that it has the speed and power to communicate across borders through form and shape.

Nissan designers realize that a car is much more than metal, rubber and fabrics. It's more than mere transportation. The automobile represents freedom, self-expression—even desire. Understanding this fundamental concept allows designers

Design Acknowledged in Awards

Nissan garnered an amazing number of design awards during 2002:

Fairlady Z/350Z:
- The Japan Industrial Design Promotion Organization's Good Design Award, Product Design Division
- Golden Clay Trophy at the Japan Car Design Award 2002–2003
- Car of the Year Award Special Jury Prize "Fun to Drive" Award
- Canada Car of the Year
- Canada Best Design of the Year

G35 Sport Sedan/Coupe:
- Motor Trend Car of the Year

March:
- The Japan Industrial Design Promotion Organization's Good Design Award, Product Design Division
- Japan Fashion Color Association Auto Color Awards 2003 Grand Prize, Color Division

Cube:
- Japan Fashion Color Association Auto Color Awards 2003, Interior Coordination Design Award

Stagea:
- The Japan Industrial Design Promotion Organization's Good Design Award, Product Design Division

Elgrand:
- The Japan Industrial Design Promotion Organization's Good Design Award, Product Design Division

Murano:
- Canada Truck of the Year

Nissan Gallery (Ginza and Head Office):
- Japan Society of Commercial Space Designers Design Award 2002



Quest Concept, unveiled at the 2002 North American International Auto Show, Detroit













The new Nissan Design Europe, London



to blend passion and practicality, creating cars that meet customers' unanswered needs. In doing so, they work closely with product planners and engineers to foster innovative concepts and designs with impact. They can dare to be bold in their designs, but it is a boldness tempered by thoughtfulness.

The commitment is straightforward: Nissan design will be a creative force that stirs curiosity, nurtures innovation and challenges the conventional to create attractive, distinctive products.

Design Central:
the New Nissan Design Europe

A significant step in reinforcing Nissan's European design strength came with the opening of its new design center in London. Nissan Design Europe, housed in the striking Rotunda building, a former railway depot in Paddington, unifies all of Nissan's European design resources into one location. Nissan is steadily building its strength in the European market, targeting sales of more than 500,000 units in 2003. Significantly, an increasing number of these automobiles are not only produced, but are designed in Europe.

Nissan Design Europe employs some 50 international designers, modelers and support staff. Their task will be to develop future designs for Europe, as well as for other markets in conjunction with Nissan's five other design studios—three in Japan, two in the US.



Infiniti Triant concept car, 2003 North American International Auto Show, Detroit







Throughout the exciting changes and challenges that have come as Nissan has streamlined, refocused and rededicated itself to creating long-term, profitable growth, the company has never lost sight of the need to invest in the new technologies that underlie future success.

Investment for the Future

The Nissan Revival Plan was often misinterpreted as only as a cost-cutting and restructuring plan; in fact, it was very much about redeploying assets for future growth.

Nowhere is that clearer than in the investment in R&D. From an R&D investment of ¥231.7 billion in fiscal year 2000, Nissan has continued to increase its expenditures to ¥300 billion in fiscal year 2002. These exceeded Nissan's growth in revenue over the same period, as these figures as a percentage of total revenue grew from 3.8 percent to 4.4 percent. Capital expenditures grew even more dramatically, from ¥205 billion to ¥378 billion.

Part of this investment was in facilities: Nissan opened the new Nissan Design Europe center in London, the sixth Nissan design studio worldwide, while $40 million has been applied to an expansion of the Nissan Technical Center North America, located near Detroit. In Japan, Nissan acquired the Atsugi campus of Aoyama Gakuin University, where it is constructing and will soon open the Nissan Advanced Technology Center.

The investments are not entirely in infrastructure, however; Nissan has been steadily increasing its team of engineering experts, the people whose skills and passion have fueled the company's growth.

Nissan's increased investment in technology

Research & Development
(Billions of yen)


'00 '01 '02
5
4
3
Percent of net revenue
231.7 262.1 300.3

Capital Expenditure
(Billions of yen)


'00 '01 '02
6
5
4
3
Percent of net revenue
205.6 293.8 377.9


Nissan Technical Center Japan


Nissan Technical Center North America


Nissan Technical Center Europe



e·4WD system


Generator
4WD control unit
Motor
(On)
Reduction
gear
Clutch
(Engaged)
Vehicle front
4WD
dashboard switch
Power supply
Rear-wheel
drive unit


MARCH

User-Friendly, Pragmatic Technology
Nissan technology must be real-world, useful, pragmatic and easy to use. A good example, the e•4WD system, emerged from Nissan's hybrid car research, and is currently applied in the March and Cube. e•4WD is a compact, lightweight four-wheel-drive system that provides the traction and stability of 4WD only when needed. Sensors perceive the amount of slip in the front wheels and apply electricity to an electric motor driving the rear wheels. This provides the fuel savings of on-demand-only 4WD and eliminates the propeller shaft and transfer case normally needed to supply power to the rear wheels.

Nissan leads the industry in the application of technologies to the full range of its vehicles. The Intelligent Key also shows the company's focus on practical technologies. The vehicle senses when the Intelligent Key is brought close to the car; doors and tailgate can simply be opened by pressing a button on the door handle, and a turn of the ignition starts the motor—no key has to be removed from bag or pocket. Another "smart key" is the secret behind the Engine Immobilizer system. A chip inside the key sends a signal to the engine; without it, the engine can't be started. The Immobilizer will be standard on all large-size, sport and SUV vehicles by the end of fiscal year 2004.

And a simple addition to driving—especially in countries such as Japan where there are many tunnels—is Nissan Autolight, which automatically turns the headlamps on and off as the surroundings become dark.

Enhancing Driving Pleasure
Enriching people's lives: nowhere is Nissan's new motto felt more directly than in creating a more enjoyable driving and riding experience in Nissan automobiles.

It starts from the base up, in the platforms on which award-winning Nissan cars are built. The FF-L (front-engine, front-drive, large) package provides for an attractive design with spacious cabin and body size, enabling excellent handling while minimizing the space needed for engine and transmission. The FR-L (front-engine, rear-drive, large) package achieves a


Intelligent Key






V6 3.5
NISSAN
3.5-liter VQ engine


dCi diesel engine


Titan's newly designed body-on-frame platform

TITAN CREW CAB



compact body and large cabin, for sporty driving and a comfortable ride.

The FF-L platform is the foundation for the incredibly successful Altima, the 2002 North American Car of the Year—the first ever for a Japanese car. The new Murano SUV—winner of the Canadian Best Truck of the Year Award—shares the same platform, as do the strong-selling Maxima and new Teana luxury sedan.

The new 350Z perfectly showcases the FR-L platform, and the awards prove it: Japan Car of the Year Most Fun Prize winner; Best of the Year on "MotorWeek," PBS television, US; Best New Sports Car, Kiplinger's Personal Finance magazine; Canadian Car of the Year; and many more. The Infiniti G35, Motor Trend's Car of the Year, and the all-new Skyline also boast outstanding driving enjoyment, thanks to the FM Package.

Nissan's platform technology will be highlighted again in the coming year as the full-size Nissan Titan pickup truck, which applies the newly designed body-on-frame platform with fully boxed frame side rails for superior durability, moves into production in the US.

Nissan received confirmation of its powertrain prowess in 2002 as the 3.5-liter VQ engine was named as one of "Ward's Ten Best Engines," published by Ward's Communications, Inc., for the ninth year in a row. No other engine has made the list every year it has been published.

As sales of diesel-engine powered vehicles continues to expand across Europe, Nissan has benefited greatly from the Alliance with Renault and its family of dCi diesel engines. These powerful, smooth-running engines are being applied to the Micra, Almera, Almera Tino and Primera in Europe.

Safety, the Environment and Advanced Technologies

Making driving more fun is just part of the technology story at Nissan. New safety technologies, such as the six-unit SRS Airbag System, are making Nissan vehicles safer than ever for driver and passengers alike. The company is also focusing on the development of the new technologies for the future, such as fuel cells, that will reduce the impact of the automobile on the environment.

The Nissan Virtual Engine allows engineers to perform complete computer simulations of combustion, from fuel injection to flame propagation, without having to use a traditional optical engine test unit. Nissan is also working on new metallic materials research that promises to reduce weight while increasing strength: laser welding, injection molding, high-speed deformation strength analysis, and the reduction of friction within and the size of engines and transmissions through material surface modification and ultra-precision micro surface machining.

Telematics/IT and ITS



In Nissan's CARWINGS system, Japan's first total Telematics service, a variety of information is now available in the automobile—at an affordable price. This points to the emerging Telematics/IT and Intelligent Transport System (ITS) technologies that make driving more efficient and more enjoyable.

Creating Comfortable, Convenient Driving


AUTO
A/C
CARWINGS

CARWINGS

Telematics/IT

Nissan took a bold step into the new world of Telematics with the introduction of CARWINGS, Japan's first total telematics service. CARWINGS integrates human-assisted and automatic services, mobile phone and personal computer technologies to bring a variety of information to the vehicle occupants. Through an LCD screen and assisted by verbal interface, the driver can access real-time traffic conditions, news, restaurant, weather and other information; make hands-free telephone calls; inform others of the automobile's current location; and ask help-desk operators for navigation, search and emergency support. The driver can also input vehicle destination and midpoints via mobile phone or PC.

CARWINGS is currently available as a reasonably priced unit on the March and Cube; an advanced DVD navigation system with CARWINGS functions is also available on the Elgrand, Primera, Fairlady Z, Teana, X-Trail and Presage. The number of CARWINGS-capable vehicles will continue to grow in the future.

Intelligent Transport System (ITS)

ITS technologies now being realized at Nissan promise driving that is more efficient, environmentally friendly, comfortable and enjoyable.

The Lane-Keep Support System helps to reduce driver workload, helping to keep the car in its own lane. Images taken by a CCD camera are processed to detect the white lane markers. The system then assists the driver in keeping the vehicle within the lane, even when affected by side winds or a slanting road surface. Driver operation of the steering wheel or the turn signals temporarily deactivates the system.

Adaptive Cruise Control (ACC) also helps to make driving more comfortable and convenient. The system uses a radar sensor to brake ahead of the driver's reaction when necessary, hold speed at a pre-set maximum and control the distance behind the vehicle in front.



Lane-Keep Support System

The Lane-Keep Support System helps to keep the car within its lane, even when the car is affected by road inclination or crosswinds. This reduces driver strain and improves driving comfort.

Nissan is committed to protecting and sustaining the environment; part of this commitment is the Nissan Green Program 2005 environmental action plan. Nissan has already achieved its goal of more than 80 percent of all its passenger vehicles being U-LEV—ahead of schedule, ahead of the industry—while pressing ahead on tomorrow's technologies.

Environmental Action Plan



NISSAN GREEN PROGRAM 2005

Nissan believes that a sound environmental policy is at the core of a sound business practice. To address this conviction, in January 2002 Nissan announced the Nissan Green Program 2005 for the Japanese market, a mid-term environmental action plan which outlines a series of concrete targets to be achieved by fiscal year 2005:

In products and technology:

- To achieve 2010 fuel efficiency standards for gasoline-powered vehicles by 2005;
- To accelerate the introduction of ultra-low emission vehicles (U-LEVs) and to achieve 80-percent U-LEV sales for all Nissan passenger cars by the end of March 2003—accomplished ahead of schedule;
- The development of clean energy vehicles, with development for the practical implementation of FCVs completed in 2005;
- To achieve 95-percent recyclability or greater for all new vehicles by 2005.

In corporate activities:

- Manufacturing: to eliminate direct landfill disposal of waste by the end of fiscal year 2001 (accomplished), and to reduce incinerated waste volumes to 50 percent of 1999 levels by fiscal year 2005.
- Sales and service: to certify all Japan Nissan dealers to the Nissan Green Shop certification, based on ISO 14001 by the end of fiscal year 2001 (accomplished), and to develop and deploy new technologies and processes for the treatment of end-of-life vehicles.
- Recycling: to enhance recycling activities at all levels throughout the company.

80-Percent U-LEV: Ahead of Schedule

In February, 2003, Nissan announced that it had reached its goal of

Nissan: leading the industry in U-LEV introduction


(%)
100
80
60
40
20
0
Sales volume ratio
Target
Nissan
Company A
Company B
FY '01
FY '02
FY '03


★★★
超-低排出ガス
平成12年基準排出ガス75%低減
国土交通大臣認定車

U-LEV certification mark


FAIRLADY Z

ELGRAND

PRIMERA

MARCH

Leading the industry: from a Nissan U-LEV television commercial in Japan



80 percent of all its domestic vehicles certified as U-LEV—two months earlier than planned, and far ahead of all other Japanese manufacturers. At the end of January, 2003, 80.7 percent were U-LEV vehicles. A U-LEV has exhaust emissions that are 75 percent or more below Japan's 2000 exhaust emission regulations. Nissan estimates that reaching this level has the same effect in hydrocarbon and nitrogen oxide reductions as selling 400,000 zero-emission vehicles, such as fuel cell vehicles (FCVs). A "real world" application of Nissan technology that is affordable, widely available and that has a real impact in improving air quality.

Fuel Cells: Tomorrow's Technology

U-LEV vehicles are today's "real" technology providing measurable improvements for the environment. For the future, Nissan continues to take an active role in the development of fuel cell technology. Fuel cells offer outstanding efficiency and zero emissions and are a promising mainstream power source for the future—although issues such as creating the necessary fuel supply infrastructure will take some time. As a participant in the Japan Hydrogen & Fuel Cell Demonstration Project (JHFC Project) being conducted by the Ministry of Economy, Trade and Industry, Nissan is working to resolve these issues, preparing for the growing popularity of fuel cell vehicles (FCVs) in the future.



X-TRAIL Fuel Cell Vehicle

Nissan began initial FCV research activities in 1996; today, with approval by Japan's Minister of Land, Infrastructure and Transport, it has begun public road tests of its X-Trail FCV. This testing is in preparation for limited marketing in 2003—two years ahead of the original schedule. The X-Trail FCV is a high-efficiency, hybrid fuel cell vehicle with a compact, high-performance lithium-ion battery pack that has been commercialized on Nissan's electric vehicle and other alternative fuel vehicles. The power plant is a fuel cell developed by UTC Fuel Cells (UTCFC); Nissan has also joined with UTCFC for an agreement to jointly develop proton exchange membrane (PEM) fuel cell technology.

Nissan is also part of the California Fuel Cell Partnership and has conducted public road tests of the Xterra FCV since April of 2001.

Hybrid Tie-Up with Toyota

In September 2002, Nissan announced a tie-up with hybrid technology leader Toyota for a long-term hybrid partnership, including technical cooperation. Aiming at a business relationship of at least 10 years, the agreement adds to Nissan's hybrid technologies, such as its high-performance lithium-ion battery pack, with Toyota's state-of-the-art hybrid components, while both companies will exchange information and work toward the joint development of hybrid system components.


NISSAN

Nissan Executive Vice President Nobuo Okubo with Toyota Vice President Akihiko Saito

Nissan takes a real-world approach to safety, using actual crash data as its first step in new development. The quest is to develop safer vehicles through the analysis of this accident data, with the goal of reducing by half the number of fatal and severe injuries.

The Quest for Real World Safety

Active Head Restraint System



The Active Head Restraint System is effective in restraining head and neck motion in rear-end collisions

Nissan's policy toward safety is a quest for Real World Safety. Nissan has long worked to create safer vehicles; the company has been analyzing actual accident data involving Nissan vehicles in Japan. This data is the base for Nissan's development of safety technologies, with the goal to cut the number of fatal and severe injuries in Nissan vehicles to half the level of 1995.

Ongoing Nissan research has resulted in the adoption of the Active *Head Restraint System, effective in* rear-end collisions, and the SRS Curtain Airbag System, designed to protect vehicle occupants in side collisions. About 50 percent of all accidents involve rear-end collisions; neck injuries account for more than 90 percent of all injuries incurred in rear-end collisions. In a rear-end collision, Nissan's active head restraint system moves the headrest forward, reducing rearward rotation and motion of the head and neck. The result is an approximate 45 percent reduction of neck motion, and an estimated 60 percent reduction of rotation of the head to the rear—and greatly reduced neck loading. The Active Head Restraint System will be standard equipment on all Nissan passenger cars and RVs by fiscal year 2004.



SRS Curtain Airbag System

Fatalities and injuries involving automobiles, 2000



Casualties by impact area
Front
17.7% (77,059)
9.5% (41,589)
6.9% (30,064)
Left side
Right side
6.1% (26,667)
6.9% (30,142)
2.8% (12,266)
3.1% (13,644)
46.6% (203,374)
Back
Injuries caused by rear impact
Trunk 3.1%
Other
Head, face 2.6%
Neck and head 91.8% (210,502)

Figures in parenthesis = number of persons
Source: Institute for Traffic Accident Research and Data Analysis



Nissan Hello Safety Campaign
Three times annually, Nissan and Nissan dealerships in Japan hold this campaign to encourage the proper use of child seats by kindergarten children and their parents and to increase safety awareness. Activities include the distribution of safety posters and banners, and coloring books and games with traffic safety themes.



チャイルドシートに、のろう。
NISSAN

Child seat information from the Nissan Hello Safety website in Japan

In side collisions, some 75 percent of all injuries are to the head, face and neck. In a side collision, the SRS Curtain Airbag System immediately expands from the roof side, protecting passengers in both the front and rear seats. It protects the head and face from impact with the side glass and pillars, reducing excessive neck motion and cervical injuries. The system will be standard on most Nissan passenger cars and RVs by fiscal year 2005.

Creating Unique Technologies
Nissan has completed development of a Brake-Operated Pre-crash Seatbelt designed to help mitigate occupant injury in the event of a collision. The system will be introduced in 2003, and is effective in about 25 percent of all serious and fatal accidents. This technology is patented by Nissan and is available to competitors through a licensing process.

The brake-operated pre-crash seatbelt system is one result of Nissan Advanced Safety Vehicle (ASV) research activities. Other advanced ASV technologies include the world 's first Lane-Keeping Support system featured on the Cima, and the Adaptive Cruise Control (ACC) system currently available on medium-size and larger Nissan models.

In its new Far-Infrared Imaging Sensor, Nissan succeeded in creating a system that can detect pedestrians at night at distances up to 50 meters. The headlamp illumination pattern is controlled to illuminate the pedestrian and alert the driver. Another application of infrared sensor technology is Intruder Warning. An infrared sensor embedded in an A-pillar detects the entrance of an intruder into the vehicle and issues a warning.

Far-Infrared Imaging Sensor


The system can detect pedestrians at night at distances up to 50 meters. The headlamp illumination pattern is controlled to illuminate the pedestrian and alert the driver.

Brake Operated Pre-crash Seatbelt System



Motorized pre-tension belt
Pedal stroke sensor
Control unit
Laser radar sensor

Vehicle condition and occupant kinematics are predicted by the speed and amount of brake pedal operation. Driver and front seat passenger motion is reduced by the retraction of the seatbelt by a motorized seatbelt retractor.

By helping to minimize the occupants' motion during sudden braking, this helps the driver control the vehicle in an emergency situation. If the crash is unavoidable, early seatbelt restraint can help maximize the effectiveness of other occupant protection devices such as airbags.

Nissan leads in the industry in productivity—but continues to strive for higher levels of efficiency and quality in many different areas. Backing this is massive investment in production facilities in the markets where the vehicles are to be used, helping Nissan to react more quickly to ever-changing market trends.

Building on Top Productivity

Nissan sets the standards in the automobile industry for productivity. Its Sunderland plant, UK, has been ranked number one in Europe for seven consecutive years, according to the World Markets Research Centre. Nissan's Smyrna, Tennessee plant, US has ranked number one for nine straight years in the Harbour Report North America, while its Japanese plants also lead the domestic market.

The company is not about to rest on its productivity laurels, however; it is just the first of six manufacturing areas that Nissan has focused on during its revival. Plant utilization, manufacturing flexibility, common platforms, cross-manufacturing and localization are all key factors in better building at Nissan.

Plant utilization is key. Nissan's production facilities in Japan are today operating at much higher levels of capacity utilization than in 1999. Flexible manufacturing systems that make it possible to build different models on the same line have reduced lead times and cut the costs involved in shifting production to a new line. Common platforms—both within Nissan and with Alliance partner Renault—have reduced the total number of platforms, as well as development costs and time to market. Cross-manufacturing has allowed Nissan to enter Brazil and Argentina by opening a new joint factory at Renault's production facilities in Brazil; similarly, Renault was able to enter Mexico through Nissan's production facilities, while Nissan optimized capacity utilization in the country.



Nissan's Smyrna plant, Tennessee







Local manufacturing: Micra production at the Sunderland plant UK




Production begins at the Canton plant, Mississippi


Sunny, produced in China


Micra, manufactured in the UK


US-produced Pathfinder Armada

Building Locally

Nissan's massive investment in manufacturing as close to the markets where vehicles are to be used is the clearest realization of localization. This reduces currency exchange risks while increasing the speed of response to market needs. Nissan's new production facility in Canton, Mississippi, US, opened in May of 2003, while the first Paladin SUV rolled out of Zhengzhou Nissan, China, in March.

The 3.5-million-square-foot, US$1.43-billion Canton plant began with the production of the popular Quest, to be followed by production of the new Titan truck and the Pathfinder Armada SUV. Nissan's Smyrna, Tennessee plant and its Decherd, Tennessee engine plant have also been greatly expanded to increase Nissan's production capabilities within the US market.

In June 2003, Nissan and DongFeng Motor Corporation announced the foundation of Dongfeng Motor Co., Ltd., a comprehensive strategic partnership between the two companies for the China market. Dongfeng Motor Co.,, Ltd. will be the first joint Sino-foreign full-line vehicle manufacturer; the new Sunny is the first model produced by the company, rolling out as a Nissan brand in June of 2003.

Thanks to growing demand in Europe, production capacity of the Micra at the Sunderland plant, UK, was increased by 25 percent, to 200,000 vehicles annually.

Nissan Production Way

Since 1994, Nissan has continued to systemize its Nissan Production Way (NPW) concept. The company is committed to realizing Douki-Seisan—a build-to-order system schedule synchronized with the customer—which is the ultimate NPW goal.


NISSAN SUNNY
下线暨上市仪式


Launch ceremony for Sunny in China, June 16, 2003



Quest production, Canton plant, Mississippi

The first purpose of NPW is to enhance customer satisfaction—to increase competitiveness in quality, delivery and cost while providing the maximum possible service. It helps to demonstrate that Nissan provides its customers with excellent cost performance, high quality, excellent product sense and a short delivery period.

NPW also aims to raise the asset turnover ratio by reducing inventory assets while improving cash flow. Inventory reduction also is a means for discovering problems within the manufacturing process.

The third focus is on improving the manufacturing system by resolving those problems which are discovered. This is an ongoing process of discovery and the application of solutions which will bring NPW to a higher stage while continuing to move to closer synchronization of production to the customer's demands.

Smoothing Supply and Enhancing Quality

At the end of 2001, Nissan took another step to shorten lead times from order taking to delivery, lower inventory levels and reduce costs throughout the supply chain. The establishment of the Supply Chain Management (SCM) Division brings together the supply chain management operations that formerly were controlled by several divisions into one unified division. This will provide for more efficient control of information flow from clients, and of parts and vehicle logistics. With 12 new vehicles launched during fiscal year 2002—the highest number ever in Nissan history—realizing the higher level of efficiency provided by SCM really was a necessity.

More Modularization

One way the company is already boosting speed, efficiency and quality is through the increased application of modular manufacturing. Modularization is being incorporated as a basic function at Nissan's new Canton, US, plant, following its use in Japanese plants, and is increasingly being applied at the company's other plants worldwide. In modularization, suppliers provide not simple components but complete modular units, such as front end or cockpit modules, built separately and brought together precisely when needed for assembly. This improves production efficiency and quality while increasing the use of common parts and integration of components—which in turn reduces costs and speeds new product development.

Reducing purchasing costs—the largest single cost source—has been a key part of Nissan's growth. Costs have been cut ahead of schedules, thanks to the Nissan 3-3-3 program, Alliance purchasing synergies, and a new win-win relationship between suppliers and Nissan.

A Win-Win Relationship


Nissan 3-3-3 activity meeting

Purchasing is the greatest cost source for any automobile maker—but Nissan executives immediately saw that reducing purchasing costs was one of the keys to the company's revival and growth to long-term, profitable growth. By March 2002, a 20 percent cost reduction had already been met—one year ahead of schedule.

Today, as part of NISSAN 180, a commitment for a further 15 percent cost reduction has been made. Fiscal year 2002, the first year of NISSAN 180, has already seen purchasing cost reductions proceeding on schedule.

Reduced Purchasing Costs
Purchasing cost reduction (percent)


FY '00
'00
'01
'02
'03
'04
100
90
80
70
60
-11
-20
-20%
Purchasing Cost Reduction 15%
-15%
Target

Nissan 3-3-3 is a major part of the cost reduction, aiming at fully 50 percent of the total reduction. Key to this is the first "3": suppliers, purchasing and engineering, working together in close teamwork. "The great majority of our suppliers have embraced the NRP and accepted changing the way they work with us, while challenging their own performance," said Carlos Ghosn. "They gave us the performance we crucially needed. Now suppliers expect more growth for us and more volume for them—and we will provide them with both. We will have at least 28 new products during NISSAN 180, and these are opportunities for the suppliers to expand their business. It truly is a win-win situation." Nissan 3-3-3 has not only reduced costs, but it has also resulted in increased efficiency and performance, without a reduction in quality.

Major Alliance Contributions

The Renault-Nissan Purchasing Organization (RNPO), the joint purchasing company established as part of the Alliance between the two companies, has also greatly aided in the process of building the highest purchasing competitiveness in quality, cost and delivery while managing supplier relations globally. The RNPO principle of "one voice to suppliers" exceeded cost reduction commitments in fiscal year 2002 and succeeded in expanding the scope of commodities covered, particularly in powertrains. Already accounting for annual purchasing volumes of US$21 billion—accounting for 43 percent of both companies' global purchasing—it is anticipated that this figure will eventually grow to 70 percent or higher.

Building on the foundations established for increasing market share and profitability, 2002 results show strong growth for Nissan around the world. Meanwhile, the Nissan Sales and Service Way seeks to ensure a positive customer experience at a critical meeting place with Nissan—dealerships.

Moving into Extended Growth

The start of NISSAN 180 was reflected in fiscal year 2002 with growth in sales and in the opening stages of the major introduction of new models that will truly herald the arrival of a new, strong, profitable Nissan.

One symbol seen by nearly every customer is the dealership, and Nissan is investing to ensure that it possesses an effective—and attractive—distribution network for its exciting new cars. Many Japanese outlets are now being modernized, new outlets are opening where there is business demand, and others are being consolidated where there is overlap. The modernization involves not just minor cosmetic changes but a transformation of interior layouts. This will reinforce the sense of quality customers feel when they enter the showroom. Some 300 sales outlets received this brand enhancement; almost all Japanese sales outlets are scheduled to be completed by fiscal year 2005.

Nissan Sales and Service Way

The Nissan Sales and Service Way (NSSW) is a global initiative that will help to differentiate the Nissan purchase experience from that of its competitors—much like Nissan products differentiate the company from others in the market. The customer experience at a Nissan dealership anywhere in the world is one of the most important factors in their decision to purchase a Nissan car—or not.

NSSW will first focus on building core strengths, so that all dealership staff support basic levels of service at any dealership globally. The second phase focuses on differentiation. As the Nissan brand evolves with bold new products, new customers with higher expectations will be visiting dealerships for the first time. Just as Nissan's new automobiles more clearly define and differentiate Nissan from its competitors, the entire customer experience—visually, emotionally and substantively—must also define and differentiate Nissan.

Much improved—but Nissan is working to further build its brand around the globe.

Global Sales Volume

Fiscal years 1999–2002
(Thousands of units)


'99 '00 '01 '02
NISSAN 180 Target
2,530 2,633 2,597 2,771
3,600

Contribution of Key Regions to Net Sales

Fiscal year 2002


Other Markets 27%
Japan 29%
Europe 17%
US 26%



Japan dealership


NISSAN

Dealership in the US




TEANA

TEANA



MARCH



FAIRLADY Z

Japan

Nissan had an excellent year in its home market in fiscal year 2002. Despite the tough economic conditions in Japan, Nissan both increased sales by 14.3 percent to 816,000 units, and increased its market share (excluding minicars) to 19 percent. This was a 1.1 percent growth in market share over the previous year, the first time Nissan has increased annual market share by more than one percent in 31 years.

While the growth was led in the critically important mini and entry-level segment—represented by the March—Nissan also scored highly in Japan with the highly anticipated launch of the Fairlady Z. The new Teana luxury sedan and Skyline Coupe also contributed strongly to increased sales toward the end of the year. All of the six new models introduced during the year—the Moco, Elgrand, Fairlady Z, Cube, Skyline Coupe and Teana—met or exceeded sales targets.

With 158,000 units of the March sold in 2002, this is an all-time sales record for the model, and the highest annual sales for any one model since fiscal year 1991. The March has remained in Japan's top-10 best-selling cars throughout the year; it was joined on the list for more than eight months by the Cube.

Unit Sales
(Thousands of units, including minicar sales)


'98 '99 '00 '01 '02
25
20
15
Market share (%)*
861 760 733 714 816

* Market share does not include minicar sales



CUBE


INFINITI FX45



MAXIMA



INFINITI G35 SEDAN

US

While the US market declined by 1.9 percent during 2002, Nissan sales rose by one percent to 726,000 units. The Infiniti Division had its highest sales year ever since the founding of the division in 1989, making it the fastest-growing luxury brand in the United States. The growth to 96,000 units was driven by the G35 Sedan and Coupe, named Motor Trend's Car of the Year, as well as the FX45 and M45. Infiniti *also boasts the lowest incentives in the* luxury segment of the industry.

Nissan Division sales were down 2.7 percent, to 631,000 units. Both the Altima and 350Z continued to sell strongly; Altima sales were up 30 percent over the previous year, to 204,000 units, while the 350 Z is the best-selling sports car in the US. Nissan's strategy continues to be profitability rather than volume, so the record levels of incentives in the entry-level sedan and truck segments—and Nissan's resistance to them—resulted in lower than expected results for the Sentra, Frontier and Xterra. The Murano and Maxima, launched in the last quarter of fiscal year 2002, are beginning to make a significant contribution to sales.

Unit Sales
(Thousands of units, retail sales basis)


'98
'99
'00
'01
'02
5.0
4.0
3.0
2.0
Market share (%)
628
713
744
719
726



MURANO



MICRA



X-TRAIL



PICKUP

Europe

Sales in Europe remain a challenge; total industry volumes decreased by 2 percent during the fiscal year, with Nissan sales declining by 3.8 percent to 474,000 units. However, with the European fiscal year ending in December, the very strong sales of the new Micra were not reflected in Nissan's sales figures. For the last quarter of Nissan's fiscal year 2002, Micra sales were up 42 percent over the same period one year ago. To meet this increased demand, Micra production capacity at Nissan's Sunderland Plant in the UK is being increased by 25 percent, to 200,000 units. The Pickup and X-Trail were also strong contributors to European sales.

Unit Sales
(Thousands of units, retail sales basis)


'98
'99
'00
'01
'02
4.0
3.0
2.0
1.0
Market share (%)
537
515
533
493*
474*

* Sales figures for Turkey and Israel are included from FY2001


SUNNY


X-TRAIL

Unit Sales
(Thousands of units, retail sales basis)



'01 '02
672 755

(including Canada)

Asia/Oceania

The rapidly expanding Chinese market once again was the setting for more than double the sales of the previous year. Sales in Taiwan also increased by 15.3 percent to 61,900 units, giving Nissan third place in the market. Thailand also showed major growth of 28 percent to 44,400 units, buoyed by increased sales of the Frontier Pickup. Significant growth also came from the Australian market, where Nissan sales rose by 12.8 percent. This was driven by strong sales of the X-Trail and 4WD Pickup.

GCC Countries

Nissan sales throughout the region were the highest on record since 1982. The Pathfinder and Sunny were particularly popular models throughout the region. However, sales in Saudi Arabia decreased by 13 percent, due to a sluggish automobile market resulting from tensions surrounding the Iraq conflict.

South Africa

Strong sales of the Almera and the introduction of the Pickup helped to build a 10.6 percent increase in sales to 29,900 units in South Africa.

Mexico

Nissan recorded excellent results in Mexico, with sales increasing by 11.3 percent to 211,600 units. Both the Tsuru and Sentra remain popular models in the country.


SENTRA

Latin America and the Caribbean

Despite ongoing economic and social unrest in Argentina and Venezuela, and a depressed market trend in Brazil, Nissan sales in Latin America and the Caribbean were the best since 1998. Sales growth was 22.5 percent over fiscal year 2001, boosting Nissan's market share to 2.2 percent, a rise of 0.6 percent. This was largely due to the successful launch of the Frontier Pickup, produced in Brazil—winner of three awards including Pickup of the Year—as well as buoyant sales in Central America, the Dominican Republic and Puerto Rico.



PICAPE DO ANO

FRONTIER



Sales financing business forms an integral part of Nissan's core business and supports automotive sales strongly, while maintaining strong profitability and healthy financial conditions through strict risk management.

Providing Comprehensive Sales Financing Services



New NMAC Customer Service Center, Texas

Nissan sales financing companies in Japan, the US and Canada made a significant contribution to financial results during fiscal year 2002. Revenues increased by 7.9 percent to ¥396 billion, while assets grew by 8.4 percent to ¥3,104 billion. In Japan, sales finance activities were more fully integrated into the sales strategy of the domestic sales division, creating a deeper collaboration with dealers, manufacturer and finance company. Sales financing in the US also showed steady growth. The growth of Nissan's financing business is supported by strict risk management and a conservative credit policy to help it maintain asset quality at a high level.

Operating profit was ¥60 billion, equal to a 15.2 percent operating margin in fiscal year 2002, with a global ROA before tax exceeding 1.5 percent.



NFS Customer Service Center, Japan

Increased Japanese Penetration

Nissan Financial Service (NFS) supports domestic car sales through comprehensive financial products and services, including auto loans, car leasing, credit cards, car rental and car insurance. During fiscal year 2002, NFS increased credit penetration on new car sales to 22.4 percent, from 18.7 percent the previous year. This increase was achieved by a series of attractive financial programs jointly introduced with the domestic car sales division, and through improved services to dealers and customers. NFS drastically reduced credit decision times through advanced web technology and auto scoring systems. NFS's Customer Service Center plays an active role in communicating with and serving customers in an interactive way.

NFS also enhanced its corporate customer activities through car leasing and competitive fleet management systems. In April of 2003, NFS and Nissan's domestic sales division established a new joint organization for corporate fleet business activities.

Expanding US Operations

Nissan Motor Acceptance Corporation (NMAC) strengthened its US market presence in fiscal year 2002, with the new car penetration rate growing from 52 percent in the previous year to 54 percent. NMAC's Infiniti Division received the top luxury brand ranking in JD Power's consumer survey 2002 for initial loan satisfaction. NMAC's new customer service center facility in Irving, Texas, which will allow for more efficient customer and dealer service, was completed in April 2003. This 268,000-square-foot center is designed to accommodate the growth of NMAC expected with future vehicle sales expansion.

Dealer inventory financing is another area for NMAC, Nissan/Infiniti dealers using this service grew from 25 percent at the end of fiscal year 2001 to 35 percent in 2002.

NMAC also reinforced its cooperation with its sister company in Canada, Nissan Canada Finance Inc (NCFI) by sharing its know-how and back office functions. As a result, NCFI's assets grew by 46 percent, with penetration on new car sales reaching 49 percent at a time when Nissan sales in Canada grew rapidly.

As the world changes, shifting from the industrial to the intellectual, Nissan's goal is to be a company that transforms with the times—one that helps create social values. Investment in the Future: Nissan's goal of finding people looking to the future and to provide them with the opportunity to help build tomorrow's society.

Supporting Tomorrow's Society


第20回ニッサン童話と絵本のグランプリ
Nissan Children's Storybook and Picture Book Grand Prix

Global Investment

In Japan, Nissan has held the Nissan Children's Storybook and Picture Book Grand Prix contest since 1984. The contest is intended to discover and publicize outstanding works and writers of children's literature. The winning entries are published and donated by Nissan dealers to some 3,500 libraries throughout Japan.

Nissan directly invests in society through its partnership with a number of non-profit organizations (NPOs), particularly in the areas of fostering the creativity of children and of building better understanding of environmental protection. These include storybook contests, concert support, educational programs, and more. For example, Nissan is the main sponsor of the Hans Christian Andersen Awards, an international program for the creators of children's books. Nissan has also entered the sixth year of the Nissan-NPO Learning Scholarship Program, a program to give young people an opportunity to expand their intellectual capacities through a work experience at a non-profit organization.


NISSAN
日産NPOラーニング奨学金制度
修了式・スタートアップセミナー
Nissan-NPO Learning Scholarship award ceremony, June 23, 2003

The Nissan Science Foundation, established in 1974, provides research grants for cutting-edge research in the fields of environmental and natural science.

International Efforts

Locally, Nissan group companies in North America and Europe are involved in a vast range of corporate citizenship projects, responding to the needs of each country.

In the US, the Nissan Mississippi Scholarship Fund, draws from a US$1million fund to assist state high school students with college tuition. Nissan is also a sponsor of the Hispanic Scholarship Fund, aiding Hispanic students with college tuition grants. The Nissan Foundation, established in 1992, supports educational programs that celebrate and foster an appreciation and understanding for a diverse cultural heritage as essential for enhancing human potential and building community. The foundation also works to enhance career potentials for young people in the local area in the automobile industry. Nissan is a supporter of United We Stand, has donated $1 million to the American Red Cross in Washington, D.C. and the Twin Towers Fund, and has further matched




HISPANIC SCHOLARSHIP FUND
Nissan/Hispanic Scholarship Fund

employee contributions to these funds. To date, Nissan has contributed an additional $337,000 in direct and matching contributions from Nissan employees. Nissan Neighbors is a company-wide, community-focused initiative supporting organizations that are working to improve communities across the nation.

In France, Nissan is making a donation to UNICEF for every model of the 4x4 range sold between April 1, 2003 and March 31, 2004. The funds will be used to vaccinate children against the six most common illnesses, largely in Mauritania. The donation from every vehicle will allow the vaccination of three children; with an estimated 10,000 units anticipated to be sold in France, this will allow for the vaccination of at least 30,000 children. Nissan is also donating a Patrol equipped with refrigeration units to the local UNICEF office, which will be used to preserve the vaccines during the campaign.


NISSAN
An accelerated school in the US, recipient of a Nissan Foundation grant

In the UK, Nissan established the Nissan Institute of Japanese Studies at Oxford University in 1981. Throughout Europe, the company and its employees are involved in a wide array of projects, from Christmas gift gathering in the UK to a variety of educational and training programs throughout the region. In May 2003, Nissan made a significant donation including four Paladin SUVs and a bus to China to support the battle against SARS.


Nissan Institute of Japanese Studies, Oxford

Focus on Employees

Nissan's efforts in helping to build a better society for tomorrow are not entirely external; Nissan has consistently worked to raise a spirit of community involvement among its employees, including financial support for volunteer activities. These have included fund-raising and blood donations after the massive Hanshin earthquake in Japan in 1995 and the September 11 terrorist attacks in the US, Afghan refugee relief activities, and more.

The Alliance with Renault has been an integral part of Nissan's return to long-term, profitable growth. The synergies resulting from this joining of forces has created countless new activities in purchasing, shared production, common platforms, stronger distribution in markets worldwide, and more.

Synergies for Growth



Nissan Motor Ibérica, S.A. Primastar assembly line



Celebrating the Frontier, the first vehicle produced at Nissan and Renault's first joint plant in Brazil

The agreement to form the Renault-Nissan Alliance was announced on March 27, 1999. This alliance is the first of its kind, involving a Japanese and French company each with its own distinct corporate culture and brand identity. Both companies share a single joint strategy of profitable growth and a community of interests. To promote this shared objective, the Renault-Nissan Alliance set up joint project structures as early as June of 1999, covering most activities at both companies.

Today global combined sales have reached five million vehicles per year, representing more than nine percent of global market share.

Thanks to the strong sales and industrial complementarities of the two companies, the Renault-Nissan Alliance has been able to grow in the global automotive market. These complementarities generate considerable potential for exchanges of best practices leading to cost savings and synergies.

At present, each company has a direct interest in the results of its partner. At the end of March 2003, Renault held a 44.3 percent stake in Nissan, while Nissan owns 15 percent of Renault shares.

Alliance Structure

On March 28, 2002, Renault Nissan BV, the alliance strategic management company, was founded. Renault Nissan BV is jointly and equally owned by Nissan and Renault and hosts the Alliance Board, which met for the first time on May 29, 2002.

The Alliance Board is responsible for medium- and long-term strategic decisions—three-, five- and 10-year plans—and reinforces the management structure of Renault-Nissan products and powertrains and sets out the principles of the two partners' financial policy. The Alliance Board has the exclusive right to propose the creation of joint companies to Nissan and Renault, as well as significant changes in market or product coverage, major investments and third-party strategic cooperation. The Board steers the Renault-Nissan Purchasing Organization (RNPO) and Renault-Nissan Information Services (RNIS).

Alliance Achievements

The first four years of cooperation between Nissan and Renault have already resulted in a considerable number of achievements, such as developing common platforms, sharing industrial facilities, cooperating in research and setting up joint structures in purchasing, information systems and sales.



RENAULT NISSAN

PRODUCTS:
Cross-badging, common platforms, joint powertrain use

2001
- **September:** Sales of the Renault Kangoo 4x4, fitted with a Nissan transmission system, begin.

2002
- **March:** The Nissan March, the first vehicle built on a common platform, goes on sale in Japan.
- **March:** Sales of the Renault Vel Satis fitted with the Nissan VQ35 V6 3.5-liter engine, begin.
- **March:** The Nissan Interstar, an adapted version of the Renault Master, goes on sale in Europe.
- **April:** Sales of the Nissan Platina produced at Nissan's Aguascalientes Plant, Mexico, begin.
- **September:** Sales of the Renault Mégane II, based on the common C platform, begin.
- **October:** Sales of the Primastar, the first cross-manufacturing project in Europe, begin.
- **December:** European sales of the Nissan Almera with the Renault 1.5 diesel begin.

2003
- **January:** The new Nissan Micra, based on the March and built on the common B platform, is launched in Europe.
- **March:** European sales of the Nissan Primera with the Renault 1.9 diesel begin.
- **April:** Sales of the Micra with the Renault 1.5 diesel engine begin, completing the new common-rail diesel engine lineup for the European market.

SALES AND MARKETING:
Entry into new markets with partner support, reorganization of dealer network

2000
- **October:** Renault begins distribution of Nissan vehicles in Morocco.

2001
- **February:** The first joint Single Legal Entity (SLE) companies are established in Switzerland and the Netherlands.
- **May:** The first Renault showroom in Australia opens, with support from Nissan.
- **July:** Sales of Renault cars in Taiwan through local Nissan distributor begin.
- **November:** Sales of Renault cars in Indonesia through local Nissan distributor begin.

2002
- **September:** Renault and Nissan's new common commercial organization in Europe, the third SLE, is established in Germany.
- **December:** The FASA Group, Nissan's distributor in Panama, becomes a Renault importer.

2003
- **January:** Sales of Renault vehicles through local Nissan sales network in Kuwait begin.
- **January:** Renault begins managing the importing and distribution of Nissan vehicles in Romania.
- **February:** Sales of Renault vehicles through local Nissan sales network in Bahrain begin.
- **May:** Sales of Renault vehicles through local Nissan sales network in Qatar begin.
- **May:** Distribution of Nissan cars by Renault Importer (ARTES) in Tunisia begins.
- **June:** A common commercial organization, the fourth SLE, is established in Austria.

MANUFACTURING:
Sharing facilities, exchanging best practices

2000
- **December:** Production of the Renault Scénic at Nissan's Cuernavaca Plant, Mexico, begins.

2001
- **December:** Production of the Renault Clio at Nissan's Aguascalientes Plant, Mexico, begins.
- **December:** Renault and Nissan inaugurate a joint light commercial vehicle (LCV) plant in Curitiba, Brazil.
- **December:** Production of the Renault Master Van, the first model produced at the Curitiba LCV plant, begins.

2002
- **March:** Production of the Nissan Platina, derived from the Renault Clio, begins at Nissan's Aguascalientes, Mexico plant.
- **April:** Production of the Nissan Frontier pickup, the second model produced at the Curitiba LCV plant, begins.
- **October:** Production of the X83 compact van, the first cross-manufacturing project in Europe (sold as the Renault Trafic, Nissan Primastar and Opel/Vauxhall Vivaro) begins at Nissan's Barcelona, Spain, plant.

2003
- **March:** Production of the Nissan Xterra, the third model produced at the Curitiba LCV plant, begins.

PURCHASING, INFORMATION SYSTEMS

2001
- **April:** Joint purchasing company Renault Nissan Purchasing Organization (RNPO) is established.

2002
- **July:** Renault-Nissan Information Services (RNIS) established.

Motorsports are an exciting showcase for the Nissan brand—and Nissan is involved at all levels, from international rally raid to grassroots motor sports activities where the general public can enjoy the excitement of automobile racing.

Putting Technology to the Test





Nissan at the Dakar Rally



Japan GT Championship

At Nissan, motorsports are the passionate expression of the brand, providing excitement for customers and excellent exposure around the world. Racing is also an outstanding opportunity for both advancing and showcasing the company's technological capabilities.

Nissan has a long history of involvement in motorsports, including rally, Le Mans 24 Hours, Indy Racing League, touring-car racing and other categories. Nissan continues to challenge its competitors on stages around the world, particularly in catagories that take models close to the actual Nissan commercial lineup—for a stronger impact in enhancing the brand and Nissan sales.

Nissan Rally Raid Team

Nissan technology is truly challenged in the grueling Dakar Rally, a roughly three-week, 8,500-kilometer-plus race from France to Africa across uncompromising desert terrain. The Dakar Rally is an outstanding showcase of 50 years of Nissan 4x4 experience, with a worldwide audience and particular interest in Europe.

In its first year participating as a full works team at the Dakar Rally 2003, Nissan made an amazing showing. Three of the five South African-produced Nissan Pickup trucks entered, finished with remarkable fifth-, seventh- and 11th-place results. The Team is now in the second year of a four-year challenge to win the Rally, and data gained during this highly successful attempt will be used in the coming years to move even closer to the winner's circle.

Japan GT Championship

Japan's most popular touring car race series is the Japan GT Championship, and Skyline GT-Rs are there fighting for position in this exciting racing format. The race brings together highly modified version of production line vehicles with a set of tight technical regulations to ensure very tough competition before crowds averaging 50,000.

March Cup One-Make Race

Racing is largely a spectator sport, but Nissan is making the excitement of race driving a reality for many average Japanese through its March Cup One-Make Race series. Using a standard Nissan automobile—currently a version of the highly popular March—with standardized adaptations for racing, the series gives amateurs a truly professional, yet affordable, standard for racing. The series also features a school where drivers not only pick up tips on improving lap times through analysis of their onboard data-loggers, but instruction in track etiquette and maintenance techniques from professional drivers.

Industrial Machinery & Marine Business



In recent years, Nissan has successfully streamlined and focused on its core activity of creating outstanding automobiles. It enhances its competitiveness in two other areas, forklifts and marine activities, where its engine and manufacturing skills continue to set it apart from the competition.

Applying Automotive Abilities



LX Series (AGRES in Japan)

From the initial days of the Nissan Revival Plan, Nissan has consistently moved to focus on its core activities and streamline the organization. At the same time, it has retained several key business activities outside of the automobile field—businesses that support the use of Nissan automobiles, or are in motorized areas where Nissan has built an outstanding, unique set of skills.

Nissan Forklift

The production of forklifts is a natural for Nissan, as it draws on its engine, vehicle design and engineering ability—and the company has been doing so since 1957. The company produces a wide range of durable, reliable models its production centers in Japan, the US and Spain, built to meet the specific needs of worldwide markets. Annual production is more than 27,000 units, sold in 85 countries around the world.

Nissan forklifts include 1.0- to 7.0-ton gasoline, LPG and diesel engine-driven models, and 1.0- to 3.0-ton electric three- and four-wheeled models, reach-type forklifts and towing tractors. Nissan has long had a very strong reputation in the market for high performance and outstanding quality. The company also is leading the market in its exhaust emission technologies, derived from its automobile technology.

Nissan also responded to the fast-growing Chinese market for forklifts during 2002 by establishing Nissan Forklift (Shanghai) Ltd. The 100-percent subsidiary of Nissan Motor Co., Ltd. will enhance the sales and servicing of Nissan forklifts in China.

Nissan launched the new LX Series (AGRES in Japan) of engine-powered forklifts for both the Japanese and overseas markets. The series is the result of incorporating customer needs with innovative technology, providing low exhaust gas emissions, low fuels consumption and a range of original operator support equipment.



BX Series

Nissan Marine

Nissan's engine expertise is also on display in the outboard motors produced by Nissan Marine. The company's innovative four-stroke and two-stroke engines are noted for their extreme reliability, quiet operation and fuel efficiency. Nissan Marine's TLDI 2-stroke direct-injection technology was awarded Motorboating Magazine's Editor's Choice Award.



Sun Cruise-22

Nissan Executives

BOARD OF DIRECTORS AND AUDITORS

Representative Board Members

Carlos Ghosn
President
Co-Chairman, Board of Directors

Itaru Koeda
Executive Vice President
Co-Chairman, Board of Directors

Board Members

Norio Matsumura
Nobuo Okubo
Patrick Pélata
Tadao Takahashi
Shemaya Lévy

Auditors

Keishi Imamura
Hiroshi Moriyama
Hideo Nakamura
Haruhiko Takenaka

Executive Committee Members

Carlos Ghosn
Itaru Koeda
Norio Matsumura
Nobuo Okubo
Patrick Pélata
Tadao Takahashi
Alain-Pierre Raynaud
Toshiyuki Shiga

(As of June 19, 2003)

On June 19, 2003, Yoshikazu Hanawa retired as Chairman of the Board of Directors. He was appointed Advisor and Honorary Chairman. Thierry Moulonguet retired as Chief Financial Officer and Executive Vice President on the same date.


F. Pichal/Nissan
Carlos Ghosn


Itaru Koeda


Norio Matsumura


Nobuo Okubo


Patrick Pélata


Tadao Takahashi


Alain-Pierre Raynaud


Toshiyuki Shiga

Corporate Officers

President
Chief Executive Officer
Carlos Ghosn

Executive Vice Presidents

Itaru Koeda
Purchasing
Administration for Affiliated Companies

Norio Matsumura
Global Sales & Marketing
North American Operations
Global Aftersales Business

Nobuo Okubo
Research
Technology and Engineering Development
Cost Engineering

Patrick Pélata
Planning and Design
European Operations

Tadao Takahashi
Manufacturing
SCM (Supply Chain Management)
Industrial Machinery
Marine

Vice Chairman

Takeshi Isayama
External and Government Affairs

Senior Vice Presidents

Eiichi Abe
Eiji Imai
Hidetoshi Imazu
Shigeo Ishida
Hiroyasu Kan
Yukio Kitahora
Jean-Jacques Le Goff
Shiro Nakamura
Alain-Pierre Raynaud
Bernard Rey
Hiroto Saikawa
Sadao Sekiyama
Toshiyuki Shiga
Kazuhiko Toida
Shiro Tomii
Kuniyuki Watanabe
Shuji Yamagata

(As of July 1, 2003)

Corporate Data

(As of March 31, 2003)

Nissan Motor Co., Ltd.
17-1, Ginza 6-chome
Chuo-ku, Tokyo 104-8023
Japan
Phone: +81(0)3-3543-5523

Date of Establishment
December 26, 1933

Paid-in Capital
¥605,813 million

Common Stock
Issued and outstanding:
4,520,715,112 shares

Number of Shareholders
119,440

Major Registered Shareholders

	% of total*
Renault	44.3
The Master Trust Bank of Japan, Ltd. (Trust)	4.1
Japan Trustee Services Bank Ltd. (Trust)	3.2
The State Street Bank and Trust Company	2.9
The Dai-ichi Mutual Life Insurance Company	1.9
Nippon Life Insurance Company	1.7
Sompo Japan Insurance Inc.	1.4
The Chase Manhattan Bank N.A. London S.L. Omnibus A/C	1.4
Moxley & Co.	1.4
UFJ Trust Bank Limited (Trust A)	1.3

* Ratio of holding stock to total issued and outstanding stock.

Securities Traded
- Tokyo Stock Exchange (7201 T)
- NASDAQ: (One American Depositary Receipt represents two shares underlying stock) (NSANY)

Transfer Agent and Registrar for Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome
Minato-ku, Tokyo 105-8574
Japan

Depositary and Transfer Agent for American Depositary Receipts
JPMorgan Chase Bank
One Chase Manhattan Plaza,
New York, New York 10081, USA

Auditor
Shin Nihon & Co.

Major Offices and Facilities
Corporate Headquarters (Tokyo, Japan)
Nissan North America (Gardena, US)
Nissan Europe (Tráppes, France)

Nissan Technical Center (Atsugi, Japan)
Nissan Technical Center North America (Farmington Hills, US)
Nissan Technical Centre Europe (Cranfield, UK)
Nissan Design America (San Diego, US)
Nissan Design Europe (London, UK)

Major Production Sites

Japan
Oppama Plant
Tochigi Plant
Kyushu Plant
Yokohama Plant
Iwaki Plant

North America
Nissan North America (Smyrna, US)
Nissan Mexicana S.A. de C.V.

Europe
Nissan Motor Manufacturing (UK) Ltd.
Nissan Motor Ibérica S.A. (Spain)

Consolidated Five-Year Summary

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2002, 2001, 2000, 1999 and 1998

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars[Note 1] (except per share amounts)
For the years ended	**2002** **Mar. 31, 2003**	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	1998 Mar. 31, 1999	**2002** **Mar. 31, 2003**
Net sales	**¥6,828,588**	¥6,196,241	¥6,089,620	¥5,977,075	¥6,580,001	**$56,905**
Operating income	**737,230**	489,215	290,314	82,565	109,722	**6,144**
Net income (loss)	**495,165**	372,262	331,075	(684,363)	(27,714)	**4,126**
Net income (loss) per share[Note 2]	**117.75**	92.61	83.53	(179.98)	(11.03)	**0.98**
Cash dividends paid[Note 3]	**50,800**	27,841	0	0	17,591	**423**
Shareholders' equity[Note 4]	**¥1,808,304**	¥1,620,822	¥ 957,939	¥ 563,830	¥ 943,365	**$15,069**
Total assets[Note 4]	**7,349,183**	7,215,005	6,451,243	6,175,658	6,606,331	**61,243**
Long-term debt	**1,603,246**	1,604,955	1,402,547	1,655,610	1,591,596	**13,360**
Depreciation and amortization	**371,125**	374,827	360,191	434,553	498,444	**3,093**
Number of employees	**127,625**	125,099	133,833	141,526	131,260	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥120=$1, the approximate exchange rate on March 31, 2003.
2. Net income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income (loss) per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2003: 4,520,715,112.
3. Cash dividends during the full year by subsidiary companies to non-Nissan minority shareholders are not included.
4. Shareholders' equity and Total assets for fiscal years 1998-1999 were restated in accordance with the changes in the regulations relating to the presentation of translation adjustments effective fiscal year 2000.

Sales and Production (units) For the years ended	**2002** **Mar. 31, 2003**	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	1998 Mar. 31, 1999
Global vehicle production[Note 1]	**2,761,246**	2,474,888	2,613,948	2,402,264	2,465,796
Japan	**1,444,314**	1,272,851	1,313,527	1,336,918	1,528,461
United States	**392,458**	363,366	352,927	348,214	279,392
Mexico	**337,631**	329,091	334,061	216,140	169,339
Spain	**96,218**	109,813	153,807	105,245	96,000
United Kingdom	**303,411**	290,046	332,532	286,865	275,993
Others	**187,214**	109,721	127,094	108,882	116,611
Global unit sales (wholesale)	**2,635,686**	2,460,484	2,564,160	2,415,433	2,541,736
Japan	**792,767**	702,657	725,842	758,603	872,507
North America[Notes 2 and 3]	**1,040,684**	968,030	985,168	874,160	656,789
Europe[Note 3]	**458,222**	453,697	513,048	500,836	549,547
Others[Note 2]	**344,013**	336,100	340,102	281,834	462,893

Notes: 1. All the figures for global vehicle production are on an April to March basis.
2. Unit sales in Mexico for 2002, 2001, 2000 and 1999 are included in "North America" according to new geographical segmentation applied at April 1999. Those for years before 1999 have still been included in "Others."
3. Sales for Europe and Mexico are on a January to December basis.

Financial Review

Momentum continues to build at Nissan; the force behind this progress is the NISSAN 180 program, enhanced by the high motivation and teamwork of Nissan employees around the globe. NISSAN 180 goals include increasing sales by one million additional units by the end of fiscal year 2004; achieving an 8% operating margin; and reducing net automotive debt to zero. In fiscal year 2002, the first year of NISSAN 180, two of these goals were already met.

Net Sales
(Billions of yen)


'98 '99 '00 '01 '02
6,580 5,977 6,090 6,196 6,829

Operating Income
(Billions of yen)


'98 '99 '00 '01 '02
110 83 290 489 737

FISCAL YEAR 2002 BUSINESS PERFORMANCE

Overall, Nissan sold 2,771,000 vehicles worldwide, an increase of 174,000, or 6.7%, over fiscal year 2001 sales, in a very difficult environment.

Fiscal year 2002 marked the biggest product year in Nissan history, with 12 all-new models representing 21 regional product events. Sales and market share have grown in every region except Europe.

NET SALES

Consolidated revenues came to ¥6,828.6 billion, up 10.2% from last year, mainly due to higher volume and mix, including the expansion of the scope of consolidation, primarily as a result of the integration of Diamondmatic, an automatic transmission and CVT affiliate of Mitsubishi, into JATCO. On a consistent basis, the increase was 9.5%. Foreign exchange rates produced a negative impact of ¥87 billion.

OPERATING INCOME

Nissan consolidated operating profit improved by 50.7% from ¥489.2 billion in fiscal year 2001 to a record ¥737.2 billion. As a percentage of net sales, the operating profit margin came to 10.8%—the top level in the global automotive industry, and by far the highest level in Nissan history.

There are several factors behind the variance between the ¥489.2 billion consolidated operating profit in fiscal year 2001 and ¥737.2 billion in fiscal year 2002:

- The effect of foreign exchange rates produced a ¥35 billion negative impact on consolidated operating profits for the full year.
- The change in the scope of consolidation produced no impact on operating profits.
- Higher volumes and mix globally contributed ¥146 billion.
- Selling expenses increased by ¥28 billion.
- Sales finance companies contributed an additional ¥22 billion.

- Purchasing cost improvement was again a major contributor to the growth in profitability. The net accounting effect of this year's effort came to ¥227 billion, reinforcing the competitiveness of Nissan's supplier base.
- Product enrichment and regulation costs had a negative impact of ¥67 billion.
- As previously announced, an additional ¥38 billion was allocated to R&D related to Nissan's growing product development program and necessary additional expenses for new technologies.
- Increased efficiencies in manufacturing and logistics contributed an additional ¥17 billion.
- General and administrative expenses and others factors increased profit by ¥4 billion.

Impacts on Operating Profit
Fiscal year 2002 (Billions of yen)



900
800
700
600
500
400
300
200
100
0
FY2001 Operating Income 489.2
(35) Foreign exchange
Volume/ Mix +146
(28) Sales cost increase
Sales financing +22
Purchasing cost reductions +227
(67) Product enrichment
(38) R&D
Manufacturing expenses +17
Others +4
FY2002 Operating Income 737.2

Operating Income by Region
Fiscal years 2001-2002 (Billions of yen)



500
400
300
200
100
0
'01 '02
'01 '02
'01 '02
'01 '02
289.7 390.6
Japan
158.9 242.0
US & Canada
3.2 21.9
Europe
57.8 77.6
Other Markets

Eliminations '01 -20.4
'02 5.1

NET INCOME

Current taxes and deferred taxes came to ¥198.7 billion, which represents 29% of income before income taxes. The evaluation loss of Nissan Europe NV in Amsterdam at the non-consolidated loss reduced first-half consolidated taxes, which made the effective tax rate lower than the normal rate. Minority interest in companies not fully owned by Nissan represented a charge of ¥0.7 billion for fiscal year 2002.

Nissan reported a consolidated net income of ¥495.2 billion, an increase of 33.0%, or 7.3% net margin, in fiscal year 2002, compared to ¥372.3 billion in fiscal year 2001. This is the best net result in the company's history.

FINANCIAL POSITION

ASSETS

Total consolidated assets increased by 1.9% to ¥7.3 trillion in fiscal year 2002, compared to ¥7.2 trillion at the end of fiscal year 2001.

Current assets increased by 5.2% or ¥183 billion during fiscal year 2002 to ¥3.7 trillion. Sales finance receivables increased by ¥181 billion, mainly due to higher penetration by Nissan Motor Acceptance Corporation (NMAC).

Fixed assets decreased by 1.3% to ¥3.6 trillion yen from ¥3.7 trillion, caused mainly by the decrease of investment securities by the reclassification of treasury stock holding by associated companies to equity. Property, plant and equipment increased by ¥110.2 billion as the net of CAPEX ¥377.9 billion, including the investment in the new Canton, Mississippi plant, and depreciation of ¥204.2 billion.

In May, Nissan purchased an additional 1.5% of Renault, bringing the total to 15% of Renault capital. The cross-shareholding is completed and is not to be changed in the foreseeable future.

SHAREHOLDERS' EQUITY

Total shareholder equity increased from ¥1.62 trillion to ¥1.81 trillion in fiscal year 2002, thanks to improved profitability.

Consolidated shareholder equity strengthened during the fiscal year, representing 26% of total revenues and 25% of total assets.

At the shareholder meeting on June 19, 2003, the company proposed increasing its dividend to ¥14 per share in 2002, from ¥8 in 2001. Nissan's three-year dividend plan is to increase dividend per share to ¥19 yen in 2003 and ¥24 in 2004.

DEBT

The objective of eliminating net automotive debt was achieved at the end of fiscal year 2002—two years ahead of the NISSAN 180 plan—showing a ¥8.6 billion net cash position at constant accounting standards. The generation of profit from the operation and improvement in working capital largely contributed to the reduction in fiscal year 2002.

The net automotive debt of ¥2.1 trillion yen that existed at the end fiscal year 1999 was totally eliminated.

Nissan has been upgraded by rating agencies and is now in the investment grade category.

CASH FLOW

Consolidated cash generated from operating activities more than doubled during fiscal year 2002, to ¥575 billion from ¥222 billion the year before. The higher profits from operations and improved working capital requirements. This cash was mainly used for investments for future growth.

Net Consolidated Automotive Debt
(Billions of yen)



'98 '98* '99 '00 '01 '02
1,867 2,041 1,349 953 432 (9)

*restated under the new GAAP

Investment for Growth
Fiscal years 1999-2003 (% to net sales)



6
5
4
3
Capital expenditure
R&D
4.0%
3.9%
3.8%
3.4%
5.3%
4.2%
5.5%
4.4%
5.6%
4.8%
'99
'00
'01*
'02
'03

*Figures from 2001 onward include investment in the Canton plant

Consolidated Balance Sheets

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2002 and 2001

	Millions of yen		Thousands of U.S. dollars(Note 3)
ASSETS As of	**2002** **Mar. 31, 2003**	2001 Mar. 31, 2002	**2002** **Mar. 31, 2003**
Current assets:			
Cash and cash equivalents(Note 8)	**¥ 269,817**	¥ 279,653	**$ 2,248,475**
Short-term investments(Note 19)	**36**	666	**300**
Receivables, less allowance for doubtful receivables(Notes 4 and 8)	**2,328,383**	2,179,854	**19,403,191**
Inventories(Note 5)	**543,608**	534,051	**4,530,067**
Other current assets	**558,213**	523,031	**4,651,775**
Total current assets	**3,700,057**	3,517,255	**30,833,808**
Property, plant and equipment, at cost(Notes 6, 8 and 16):	**6,201,074**	6,211,552	**51,675,617**
Less accumulated depreciation	**(3,211,740)**	(3,332,394)	**(26,764,500)**
Property, plant and equipment, net	**2,989,334**	2,879,158	**24,911,117**
Investments and other assets(Notes 8 and 19):			
Investment securities:			
Unconsolidated subsidiaries and affiliates	**236,404**	117,969	**1,970,033**
Other	**30,642**	281,144	**255,350**
Other assets	**392,746**	419,479	**3,272,884**
Total investments and other assets	**659,792**	818,592	**5,498,267**
Total assets	**¥7,349,183**	¥7,215,005	**$61,243,192**

LIABILITIES AND SHAREHOLDERS' EQUITY	As of	Millions of yen		Thousands of U.S. dollars (Note 3)
		2002 *Mar. 31, 2003*	2001 *Mar. 31, 2002*	**2002** *Mar. 31, 2003*
Current liabilities:				
Short-term borrowings and current portion of long-term debt (Note 8)		**¥1,315,222**	¥1,424,804	**$10,960,184**
Notes and accounts payable (Note 7)		**1,047,364**	990,273	**8,728,033**
Accrued income taxes (Note 13)		**36,907**	46,706	**307,558**
Other current liabilities		**522,325**	546,232	**4,352,708**
Total current liabilities		**2,921,818**	3,008,015	**24,348,483**
Long-term liabilities:				
Long-term debt (Note 8)		**1,603,246**	1,604,955	**13,360,383**
Accrued retirement benefits (Note 9)		**433,266**	400,342	**3,610,550**
Accrual for losses on business restructuring		**-**	49,591	**-**
Accrual for warranty costs		**154,582**	160,938	**1,288,184**
Other long-term liabilities		**339,516**	293,053	**2,829,300**
Total long-term liabilities		**2,530,610**	2,508,879	**21,088,417**
Minority interests in consolidated subsidiaries		**88,451**	77,289	**737,092**
Shareholders' equity (Notes 10, 14 and 22):				
Common stock, without par value: Authorized—6,000,000,000 shares; Issued —4,520,715,112 shares in 2002 and 4,517,045,210 shares in 2001		**605,814**	604,556	**5,048,450**
Capital surplus		**804,470**	803,212	**6,703,917**
Retained earnings		**878,655**	430,751	**7,322,125**
Unrealized holding gain on securities		**1,831**	4,406	**15,258**
Translation adjustments		**(320,276)**	(221,973)	**(2,668,967)**
		1,970,494	1,620,952	**16,420,783**
Less treasury common stock, at cost; 54,512,876 shares in 2002 and 173,987 shares in 2001		**(162,190)**	(130)	**(1,351,583)**
Total shareholders' equity		**1,808,304**	1,620,822	**15,069,200**
Commitments and contingencies (Note 17)				
Total liabilities and shareholders' equity		**¥7,349,183**	¥7,215,005	**$61,243,192**

See notes to consolidated financial statements.



Consolidated Statements of Income

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2002** **Mar. 31, 2003**	2001 Mar. 31, 2002	2000 Mar. 31, 2001	**2002** **Mar. 31, 2003**
Net sales	**¥6,828,588**	¥6,196,241	¥6,089,620	**$56,904,900**
Cost of sales (Notes 6 and 11)	**4,872,324**	4,546,526	4,633,780	**40,602,700**
Gross profit	**1,956,264**	1,649,715	1,455,840	**16,302,200**
Selling, general and administrative expenses (Notes 6 and 11)	**1,219,034**	1,160,500	1,165,526	**10,158,617**
Operating income	**737,230**	489,215	290,314	**6,143,583**
Other income (expenses):				
Interest income	**7,566**	12,250	7,692	**63,050**
Interest expense	**(25,060)**	(34,267)	(42,241)	**(208,833)**
Equity in earnings of unconsolidated subsidiaries and affiliates	**11,395**	921	9,239	**94,958**
Other, net (Note 12)	**(36,507)**	(103,903)	24,694	**(304,225)**
	(42,606)	(124,999)	(616)	**(355,050)**
Income before income taxes and minority interests	**694,624**	364,216	289,698	**5,788,533**
Income taxes (Note 13):				
Current	**113,185**	87,446	68,105	**943,208**
Deferred	**85,513**	(102,148)	(130,637)	**712,608**
	198,698	(14,702)	(62,532)	**1,655,816**
Minority interests	**(761)**	(6,656)	(21,155)	**(6,342)**
Net income (Note 18)	**¥ 495,165**	¥ 372,262	¥ 331,075	**$ 4,126,375**

See notes to consolidated financial statements.



Consolidated Statements of Shareholders' Equity

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2002** **Mar. 31, 2003**	2001 Mar. 31, 2002	2000 Mar. 31, 2001	**2002** **Mar. 31, 2003**
Common stock:				
Balance at beginning of the year				
(2002—4,517,045,210 shares;				
2001—3,977,295,210 shares;				
2000—3,977,293,751 shares)	**¥ 604,556**	¥ 496,606	¥ 496,605	**$ 5,037,967**
Private placement (Note 10)				
(2001—539,750,000 shares)	**–**	107,950	–	**–**
Conversion of convertible bonds				
(2002—3,669,902 shares				
2000— 1,459 shares;	**1,258**	–	1	**10,483**
Balance at end of the year				
(2002—4,520,715,112 shares;				
2001—4,517,045,210 shares;				
2000—3,977,295,210 shares)	**¥ 605,814**	¥ 604,556	¥ 496,606	**$ 5,048,450**
Capital surplus:				
Balance at beginning of the year	**¥ 803,212**	¥ 690,262	¥ 690,262	**$ 6,693,434**
Private placement (Note 10)	**1,258**	112,950	–	**10,483**
Conversion of convertible bonds	**–**	–	0	**–**
Balance at end of the year	**¥ 804,470**	¥ 803,212	¥ 690,262	**$ 6,703,917**
Retained earnings (deficit):				
Balance at beginning of the year	**¥ 430,751**	¥ 87,626	¥(237,301)	**$ 3,589,592**
Net income	**495,165**	372,262	331,075	**4,126,375**
Cash dividends paid	**(50,800)**	(27,841)	–	**(423,333)**
Bonuses to directors and statutory auditors	**(407)**	(286)	(131)	**(3,392)**
Other (Note 14)	**3,946**	(1,010)	(6,017)	**32,883**
Balance at end of the year	**¥ 878,655**	¥ 430,751	¥ 87,626	**$ 7,322,125**
Unrealized holding gain on securities:				
Balance at beginning of the year	**¥ 4,406**	¥ 1,438	¥ –	**$ 36,717**
Net change during the year	**(2,575)**	2,968	1,438	**(21,459)**
Balance at end of the year	**¥ 1,831**	¥ 4,406	¥ 1,438	**$ 15,258**
Translation adjustments:				
Balance at beginning of the year	**¥(221,973)**	¥(316,481)	¥(365,526)	**$(1,849,775)**
Net change during the year	**(98,303)**	94,508	49,045	**(819,192)**
Balance at end of the year	**¥(320,276)**	¥(221,973)	¥(316,481)	**$(2,668,967)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2002** *Mar. 31, 2003*	2001 *Mar. 31, 2002*	2000 *Mar. 31, 2001*	**2002** *Mar. 31, 2003*
Operating activities				
Income before income taxes and minority interests	**¥ 694,624**	¥ 364,216	¥ 289,698	**$ 5,788,533**
Depreciation and amortization relating to:				
Leased assets	**158,370**	169,213	133,145	**1,319,750**
Other assets	**212,755**	205,614	227,046	**1,772,958**
(Reversal of) provision for allowance for doubtful receivables	**(503)**	39,273	17,320	**(4,192)**
Unrealized loss on securities	**769**	6,757	14,152	**6,408**
Unrealized loss on leased vehicles	**6,050**	6,069	7,619	**50,417**
Interest and dividend income	**(8,520)**	(13,837)	(11,139)	**(71,000)**
Interest expense	**80,255**	102,656	108,188	**668,792**
Gain on sales of property, plant and equipment	**(58,796)**	(28,229)	(55,497)	**(489,967)**
Loss on disposal of property, plant and equipment	**15,587**	11,285	16,730	**129,892**
(Gain) loss on sales of securities	**(4,324)**	26,823	(65,043)	**(36,033)**
Amortization of net retirement benefit obligation at transition	**23,923**	23,925	24,729	**199,358**
Provision for accrued retirement benefits	**100,629**	60,870	62,075	**838,575**
Retirement benefits paid	**(86,917)**	(81,326)	(67,351)	**(724,308)**
Business restructuring costs paid	**(4,644)**	(9,213)	(28,035)	**(38,700)**
Receivables	**44,989**	7,334	(100,533)	**374,908**
Finance receivables	**(327,357)**	(434,665)	(389,555)	**(2,727,975)**
Inventories	**(28,404)**	53,162	16,633	**(236,700)**
Notes and accounts payable	**36,877**	78,255	24,476	**307,309**
Other	**(83,947)**	(178,517)	(6,837)	**(699,558)**
Subtotal	**771,416**	409,665	217,821	**6,428,467**
Interest and dividends received	**8,238**	11,483	8,024	**68,650**
Interest paid	**(80,902)**	(104,958)	(109,206)	**(674,183)**
Income taxes paid	**(123,374)**	(93,976)	(43,388)	**(1,028,117)**
Net cash provided by operating activities	**575,378**	222,214	73,251	**4,794,817**
Investing activities				
Decrease in short-term investments	**789**	3,411	3,690	**6,575**
Purchases of investment securities	**(32,053)**	(230,397)	(9,294)	**(267,108)**
Proceeds from sales of investment securities	**45,263**	99,666	177,731	**377,192**
Long-term loans made	**(11,343)**	(8,730)	(2,280)	**(94,525)**
Collection of long-term loans receivable	**13,097**	6,978	9,831	**109,142**
Purchases of fixed assets	**(377,929)**	(293,800)	(205,636)	**(3,149,408)**
Proceeds from sales of property, plant and equipment	**98,699**	108,935	98,692	**822,492**
Purchases of leased vehicles	**(483,704)**	(396,213)	(362,781)	**(4,030,867)**
Proceeds from sales of leased vehicles	**259,075**	185,152	192,635	**2,158,958**
Proceeds from sales of subsidiaries' stock resulting in changes in the scope of consolidation (Note 15)	**8,395**	13,639	10,331	**69,958**
Additional acquisition of shares of consolidated subsidiaries	**(692)**	(2,634)	(2,568)	**(5,767)**
Proceeds from sales of business (Note 15)	**–**	–	40,379	**–**
Other	**(34,971)**	(10,396)	33,685	**(291,425)**
Net cash used in investing activities	**(515,374)**	(524,389)	(15,585)	**(4,294,783)**
Financing activities				
(Decrease) increase in short-term borrowings	**(54,310)**	308,869	(16,403)	**(452,584)**
Increase in long-term borrowings	**534,053**	631,451	248,298	**4,450,442**
Increase in bonds and debentures	**85,000**	246,822	50,000	**708,333**
Repayment or redemption of long-term debt	**(524,115)**	(1,092,066)	(555,045)	**(4,367,625)**
Proceeds from issuance of new shares of common stock	**–**	220,899	–	**–**
Purchases of treasury stock	**(58,383)**	–	–	**(486,525)**
Proceeds from sales of treasury stock	**5,670**	2,324	25,975	**47,250**
Repayment of lease obligations	**(9,879)**	(9,543)	(15,919)	**(82,325)**
Cash dividends paid	**(50,800)**	(27,841)	–	**(423,333)**
Net cash (used in) provided by financing activities	**(72,764)**	280,915	(263,094)	**(606,367)**
Effect of exchange rate changes on cash and cash equivalents	**654**	10,371	7,155	**5,450**
Decrease in cash and cash equivalents	**(12,106)**	(10,889)	(198,273)	**(100,883)**
Cash and cash equivalents at beginning of the year	**279,653**	288,536	490,708	**2,330,441**
Increase due to inclusion in consolidation	**2,297**	2,006	564	**19,142**
Decrease due to exclusion from consolidation	**(27)**	–	(4,463)	**(225)**
Cash and cash equivalents at end of the year	**¥ 269,817**	¥ 279,653	¥ 288,536	**$ 2,248,475**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal year 2002 (Year ended March 31, 2003)

1. BASIS OF PRESENTATION

Nissan Motor Co., Ltd. (the "Company") and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of the Company and any significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements of the Company's subsidiaries in certain foreign countries including Mexico have been prepared based on general price-level accounting. The related revaluation adjustments made to reflect the effect of inflation in those countries in the accompanying consolidated financial statements have been charged or credited to operations and are directly reflected in retained earnings.

Investments in subsidiaries and affiliates which are not consolidated or accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written down the investments.

Differences between the cost and the underlying net equity at fair value of investments in consolidated subsidiaries and in companies which are accounted for by the equity method have been amortized by the straight-line method over periods not exceeding 20 years.

(b) Foreign currency translation

The balance sheet accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity which are translated at their historical exchange rates. Revenue and expense accounts are translated at the average rate of exchange in effect during the year, except for those of the subsidiary in Mexico which are translated at the rate of exchange in effect at the balance sheet date. Translation adjustments are presented as a component of shareholders' equity and minority interests in its consolidated financial statements.

(c) Cash equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

(d) Inventories

Inventories are stated principally at the lower of cost or market. The cost of finished products, work in process and purchased parts is determined primarily by the average method, and the cost of raw materials and supplies is determined primarily by the last-in, first-out method.

(e) Short-term investments and investment securities

Securities other than those of subsidiaries and affiliates are classified into three categories: trading, held-to-maturity or other securities. Trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

(f) Property, plant and equipment and depreciation

Depreciation of property, plant and equipment of the Company and its consolidated subsidiaries is calculated principally by the straight-line method based on the estimated useful lives and the residual value determined by the Company. Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income.

(g) Leases

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(h) Retirement benefits

Accrued retirement benefits for employees have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of balance sheet dates, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss, and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 8 years through 18 years) which are shorter than the average remaining years of service of the employees. Certain foreign consolidated subsidiaries have adopted the corridor approach for the amortization of actuarial gain and loss.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 9 years through 15 years) which are shorter than the average remaining years of service of the employees.

See Note 9 for the method of accounting for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under Welfare Pension Fund Plan.

(i) Income taxes

Deferred tax assets and liabilities have been recognized in the consolidated financial statements with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and were measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

(j) Research and development costs

Research and development costs are charged to income when incurred.

(k) Revenue recognition

Revenue is generally recognized on sales of products at the time of shipment.

(l) Accounting for sales incentive

In accordance with a new accounting standard for sales incentives which became effective the year ended March 31, 2002 in the United States, certain sales promotion expenses (i.e., incentives paid in cash based on sales volume) of subsidiaries in the United States and Mexico, which had previously been included in selling, general and administrative expenses, have been accounted for as deductions from sales. As a result of this change, sales and gross profit for the year ended March 31, 2002 decreased by ¥98,920 million as compared with the corresponding amounts for the previous year. However, this change had no impact on operating income and income before income taxes and minority interests. See Note 21.

(m) Derivative financial instruments

The Company and certain consolidated subsidiaries have entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates, interest rates, and stock and commodity prices. Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding foreign exchange contract rates.

(n) Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial year is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial year. The accounts for that year do not, therefore, reflect such appropriations. See Note 22.

(o) Treasury stock and reduction of legal reserves

Effective April 1, 2002 the Company adopted a new accounting standard for treasury stock and reduction of legal reserves. The effect of the adoption of this new accounting standard on operating results was immaterial for the year ended March 31, 2003.

3. U.S. DOLLAR AMOUNTS

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥120 = US$1.00, the approximate rate of exchange in effect on March 31, 2003, has been used. The inclusion of such amounts is not intended to imply that yen amounts have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

4. RECEIVABLES

Receivables at March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2002 Mar. 31, 2003
Notes and accounts receivable	**¥ 501,127**	¥ 532,936	**$ 4,176,058**
Finance receivables	**1,896,953**	1,716,024	**15,807,942**
Less allowance for doubtful receivables	**(69,697)**	(69,106)	**(580,809)**
	¥2,328,383	¥2,179,854	**$19,403,191**

Finance receivables principally represent receivables from customers on loans made by financing subsidiaries in connection with sales of automobiles.

5. INVENTORIES

Inventories at March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2002 Mar. 31, 2003
Finished products	**¥394,936**	¥381,671	**$3,291,134**
Work in process and other	**148,672**	152,380	**1,238,933**
	¥543,608	¥534,051	**$4,530,067**

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at March 31, 2003 and 2002 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2002 Mar. 31, 2003
Land	**¥ 782,009**	¥ 768,800	**$ 6,516,742**
Buildings and structures	**1,251,036**	1,288,439	**10,425,300**
Machinery and equipment	**3,914,070**	3,997,661	**32,617,250**
Construction in progress	**253,959**	156,652	**2,116,325**
	¥6,201,074	¥6,211,552	**$51,675,617**

Depreciation of property, plant and equipment for each of the three years in the period ended March 31, 2003 was as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001	2002 Mar. 31, 2003
	¥355,372	¥362,601	¥334,168	**$2,961,433**

7. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable at March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	**2002** Mar. 31, 2003	2001 Mar. 31, 2002	**2002** Mar. 31, 2003
Notes and accounts payable	**¥ 656,411**	¥611,311	**$5,470,092**
Accrued expenses and other	**390,953**	378,962	**3,257,941**
	¥1,047,364	¥990,273	**$8,728,033**

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2003 and 2002, short-term borrowings and the current portion of long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	**2002** Mar. 31, 2003	2001 Mar. 31, 2002	**2002** Mar. 31, 2003
Loans, principally from banks	**¥ 436,897**	¥ 610,872	**$ 3,640,809**
Import bills payable	**–**	2,390	**–**
Commercial paper	**132,034**	62,038	**1,100,283**
Current portion of long-term debt	**746,291**	749,504	**6,219,092**
	¥1,315,222	¥1,424,804	**$10,960,184**

The annual interest rates applicable to short-term borrowings outstanding at March 31, 2003 and 2002 ranged principally from 0.1% to 7.8% and from 0.2% to 11.7%, respectively.

At March 31, 2003 and 2002, long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	**2002** Mar. 31, 2003	2001 Mar. 31, 2002	**2002** Mar. 31, 2003
Debt with collateral:			
Loans from banks and other financial institutions due through 2012 at rates ranging from 0.7% to 8.0%	**¥1,039,807**	¥ 926,113	**$ 8,665,058**
Debt without collateral:			
Loans from banks and other financial institutions due through 2018 at rates ranging from 0.1% to 6.4%	**442,796**	520,496	**3,689,967**
Bonds in yen due through 2007 at rates ranging from 0.6% to 3.6%	**617,320**	626,100	**5,144,333**
Medium-term notes in U.S. dollars due through 2008 at rates ranging from 1.3% to 3.3%	**59,258**	4,130	**493,817**
Euro medium-term notes in yen, U.S. dollars and Euro due through 2006 at rates ranging from 2.5% to 5.0%	**17,556**	102,254	**146,300**
1.6% convertible bonds in yen due 2003	**–**	2,566	**–**
Floating rate bonds with warrants in yen due 2004	**172,800**	172,800	**1,440,000**
	2,349,537	2,354,459	**19,579,475**
Less current portion	**746,291**	749,504	**6,219,092**
	¥1,603,246	¥1,604,955	**$13,360,383**

See Note 10 with respect to information on the warrants issued with the floating rate bonds due 2004.

At March 31, 2003, if all warrants had been exercised at the then current exercise price, 154,100 thousand new shares would have been issuable.

The exercise price of the warrants is subject to adjustment in certain cases which include stock splits. A sufficient number of shares of common stock is reserved for the exercise of all warrants.

The maturities of long-term debt are summarized as follows:

Year ending Mar. 31,	*Millions of yen*	*Thousands of U.S. dollars*
2004	¥ 746,291	$ 6,219,092
2005	589,589	4,913,241
2006	544,802	4,540,017
2007 and thereafter	468,855	3,907,125
	¥2,349,537	$19,579,475

The assets pledged as collateral for short-term borrowings of ¥375,758 million ($3,131,317 thousand) and long-term debt of ¥1,039,807 million ($8,665,058 thousand) at March 31, 2003 were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Cash	¥ 38	$ 317
Receivables	1,076,738	8,972,817
Property, plant and equipment, at net book value	554,341	4,619,508
	¥1,631,117	$13,592,642

In addition to the above, at March 31, 2003, investments in consolidated subsidiaries of ¥42,423 million ($353,525 thousand) were pledged as collateral for long-term debt of affiliates of ¥12,240 million ($102,000 thousand), which has not been reflected in the accompanying consolidated balance sheet.

9. RETIREMENT BENEFIT PLANS

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans (WPFP), tax-qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs. Certain foreign consolidated subsidiaries have defined benefit and contribution plans.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2003 and 2002 for the Company's and the consolidated subsidiaries' defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2002** Mar. 31, 2003	2001 Mar. 31, 2002	**2002** Mar. 31, 2003
Retirement benefit obligation	**¥(1,135,273)**	¥(1,428,222)	**$(9,460,608)**
Plan assets at fair value	**359,922**	674,642	**2,999,350**
Unfunded retirement benefit obligation	**(775,351)**	(753,580)	**(6,461,258)**
Unrecognized net retirement benefit obligation at transition	**179,611**	317,098	**1,496,758**
Unrecognized actuarial gain or loss	**231,637**	132,217	**1,930,308**
Unrecognized prior service cost	**(69,134)**	(96,056)	**(576,116)**
Net retirement benefit obligation	**(433,237)**	(400,321)	**(3,610,308)**
Prepaid pension cost	**29**	21	**242**
Accrued retirement benefits	**¥ (433,266)**	¥ (400,342)	**$(3,610,550)**

The substitutional portion of the benefits under the WPFP has been included in the amounts shown in the above table. During the year ended March 31, 2001, the Company and certain consolidated subsidiaries made amendments to their WPFP with respect to the age of eligibility for annuity payments for the substitutional portion of the benefits in accordance with the amendments to the Welfare Pension Insurance Law of Japan in March 2000, and also made amendments to their lump-sum payment plans and tax-qualified pension plans. In addition, effective April 1, 2001, the Company discontinued providing certain benefits under the WPFP for future services. As a result, prior service cost (a reduction of the liability) was incurred for the years ended March 31, 2002 and 2001.

On March 1, 2003, the Company received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the obligation for benefits related to future employee services under the substitutional portion of the WPFP. In accordance with the transitional provision stipulated in "Practical Guidelines for Accounting for Retirement Benefits," the Company accounted for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under its WPFP as of the date of approval of its exemption assuming that the transfer to the Japanese government of the substitutional portion of the benefit obligation and related pension plan assets had been completed as of that date. As a result, the Company recognized a loss of ¥30,945 million ($257,875 thousand) for the year ended March 31, 2003. The pension assets which are to be transferred were calculated at ¥241,203 million ($2,010,025 thousand) at March 31, 2003.

The components of retirement benefit expenses for the years ended March 31, 2003 and 2002 are outlined as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	**2002** **Mar. 31, 2003**	2001 Mar. 31, 2002	2000 Mar. 31, 2001	**2002** **Mar. 31, 2003**
Service cost	**¥ 51,543**	¥50,147	¥57,881	**$ 429,525**
Interest cost	**45,269**	43,086	45,390	**377,242**
Expected return on plan assets	**(26,708)**	(27,791)	(31,092)	**(222,567)**
Amortization of net retirement benefit obligation at transition	**24,280**	24,369	25,232	**202,333**
Amortization of actuarial gain or loss	**11,464**	13,378	(239)	**95,533**
Amortization of prior service cost	**(7,762)**	(7,408)	(10,848)	**(64,683)**
Other	**5**	(190)	480	**42**
Retirement benefit expenses	**¥ 98,091**	¥95,591	¥86,804	**$ 817,425**
Loss on return of the substitution portion of welfare pension fund plans	**30,945**	–	–	**257,875**
Retirement benefit expenses	**¥129,036**	¥95,591	¥86,804	**$1,075,300**

The assumptions used in accounting for the above plans were as follows:

	For the years ended	**2002** **Mar. 31, 2003**	2001 Mar. 31, 2002
Discount rates	Domestic companies	2.3% - 2.5%	3.0%
	Foreign companies	5.4% - 7.3%	5.5% - 7.5%
Expected return on assets	Domestic companies	Mainly 4.0%	Mainly 4.0%
	Foreign companies	6.5% - 9.0%	7.0% - 9.0%



10. SHAREHOLDERS' EQUITY

In accordance with the Commercial Code of Japan (the "Code"), the Company has provided a legal reserve, which was included in retained earnings. The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The legal reserve amounted to ¥53,839 million ($448,658 thousand) as of both March 31, 2003 and 2002.

The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. On October 1, 2001, an amendment (the "Amendment") to the Code became effective. The Amendment provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders. In addition, the Amendment eliminates the stated par value of the Company's outstanding shares, which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provides that all share issuances after September 30, 2001 will be of shares with no par value. Prior to the date on which the Amendment came into effect, the Company's shares had a par value of ¥50.

On May 28, 1999, the Company issued 1,464,250 thousand new shares of common stock at ¥400 per share to Renault, a French corporation, for a total of ¥585,700 million.

On the same date, the Company issued to Renault floating rate bonds due 2004 with warrants which amounted to ¥215,900 million. The warrants, which may not be transferred to a third party, entitled Renault to subscribe for shares of common stock of the Company at an exercise price of ¥400 per share.

In March 2002, Renault exercised all the warrants and the Company issued 539,750 thousand new shares of common stock to Renault for ¥220,900 million. As a result, Renault's equity interest in the Company increased to 44.37% as of March 31, 2002. In March and May 2002, the Company indirectly acquired shares of common stock of Renault representing a 15.0% interest, in the aggregate, in Renault for ¥247,566 million.

11. RESEARCH AND DEVELOPMENT COSTS

Research and development costs included in selling, general and administrative expenses and manufacturing costs for the years ended March 31, 2003, 2002 and 2001 amounted to ¥300,330 million ($2,502,750 thousand), ¥262,121 million and ¥231,672 million, respectively.

12. OTHER INCOME (EXPENSES)

The components of "Other, net" in "Other income (expenses)" for each of the three years in the period ended March 31, 2003 were as follows:

	Millions of yen			*Thousands of U.S. dollars*
For the years ended	**2002** *Mar. 31, 2003*	2001 *Mar. 31, 2002*	2000 *Mar. 31, 2001*	**2002** *Mar. 31, 2003*
Dividend income	**¥ 954**	¥ 1,587	¥ 3,447	**$ 7,950**
Net realized gain on sales of securities	**–**	–	38,599	**–**
Unrealized loss on securities	**(769)**	(6,757)	(14,152)	**(6,408)**
Gain on sales of property, plant and equipment	**58,796**	28,229	55,497	**489,967**
Loss on disposal of property, plant and equipment	**(15,587)**	(11,285)	(16,730)	**(129,892)**
Gain (loss) on sales of investment securities	**4,324**	(26,823)	26,444	**36,033**
Foreign exchange gain (loss)	**18,318**	(1,895)	(2,797)	**152,650**
Amortization of net retirement benefit obligation at transition	**(23,923)**	(23,925)	(24,729)	**(199,358)**
Loss on return of the substitution portion of welfare pension fund plans (Note 9)	**(30,945)**	–	–	**(257,875)**
Other	**(47,675)**	(63,034)	(40,885)	**(397,292)**
	¥(36,507)	¥(103,903)	¥ 24,694	**$(304,225)**

13. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax, which, in the aggregate, resulted in a statutory rate of approximately 42% for 2002, 2001 and 2000. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2003, 2002 and 2001 differ from the statutory tax rate for the following reasons:

For the years ended	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001
Statutory tax rate	**41.9%**	41.9%	41.9%
Effect of:			
Decrease in valuation allowance	**(10.4)**	(42.9)	(60.9)
Different tax rates applied to foreign subsidiaries	**(3.8)**	(4.3)	(2.9)
Adjustments in deferred tax assets and liabilities due to change in tax rate	**0.8**	–	–
Other	**0.1**	1.3	0.3
Effective tax rates	**28.6%**	(4.0)%	(21.6)%

New legislation was enacted in March 2003 which will change the aggregate statutory tax rate from 41.9% to 40.6% effective for fiscal years beginning after March 31, 2004. The effect of this tax rate change was to decrease deferred tax assets (net of deferred tax liabilities) by ¥5,467 million ($45,558 thousand) at March 31, 2003 and to increase income taxes – deferred by ¥5,501 million ($45,842 thousand) for the year ended March 31, 2003.

The significant components of deferred tax assets and liabilities as of March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2002 Mar. 31, 2003
Deferred tax assets:			
Net operating loss carryforwards	**¥ 86,643**	¥ 165,554	**$ 722,025**
Accrued retirement benefits	**159,828**	147,614	**1,331,900**
Accrued warranty costs	**47,359**	–	**394,658**
Accrual for losses on business restructuring	**–**	26,659	**–**
Other	**316,634**	320,260	**2,638,617**
Gross deferred tax assets	**610,464**	660,087	**5,087,200**
Valuation allowance	**(66,439)**	(169,634)	**(553,658)**
Total deferred tax assets	**544,025**	490,453	**4,533,542**
Deferred tax liabilities:			
Reserves under Special Taxation Measures Law, etc.	**(266,326)**	(197,806)	**(2,219,383)**
Difference between cost of investments and their underlying net equity at fair value	**(68,517)**	(70,553)	**(570,975)**
Unrealized holding gain on securities	**(1,362)**	(2,146)	**(11,350)**
Other	**(102,452)**	(17,249)	**(853,767)**
Total deferred tax liabilities	**(438,657)**	(287,754)	**(3,655,475)**
Net deferred tax assets	**¥105,368**	¥ 202,699	**$ 878,067**

14. RETAINED EARNINGS

Other changes in retained earnings for each of the three years in the period ended March 31, 2003 were as follows:

For the years ended	Millions of yen 2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001	Thousands of U.S. dollars 2002 Mar. 31, 2003
Adjustments for revaluation of the accounts of the consolidated subsidiaries based on general price-level accounting (Note 2(a))	**¥14,464**	¥ 1,455	¥ 4,346	**$120,533**
Loss on disposal of treasury stock	**(2,664)**	–	–	**(22,200)**
Adjustments to retained earnings at beginning of the year for inclusion in or exclusion from consolidation or the equity method of accounting for subsidiaries and affiliates, and certain other adjustments	**(7,854)**	(2,465)	(10,363)	**(65,450)**
	¥ 3,946	¥ (1,010)	¥ (6,017)	**$ 32,883**

15. SUPPLEMENTARY CASH FLOW INFORMATION

a) Summary of assets and liabilities of companies excluded from consolidation following the sale of their stock

The following is a summary of the transferred assets and liabilities, the relevant selling prices and the net cash inflows from sales of stock of Rhythm Corporation, and two other companies in the year ended March 31, 2003, from sales of stock of Nissan Altia Co., Ltd., and eight other companies in the year ended March 31, 2002 and from sales of stock of Satio Yamagata Co., Ltd., and thirteen other companies in the year ended March 31, 2001:

For the years ended	Millions of yen 2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001	Thousands of U.S. dollars 2002 Mar. 31, 2003
Current assets	**¥ 22,561**	¥ 46,516	¥ 41,441	**$188,008**
Fixed assets	**7,493**	51,729	40,385	**62,442**
(Loss) gain on sales of investment securities	**(1,765)**	2,048	4,254	**(14,708)**
Current liabilities	**(11,991)**	(53,027)	(46,563)	**(99,925)**
Long-term liabilities	**(5,366)**	(24,526)	(12,596)	**(44,717)**
Minority interests in consolidated subsidiaries	**(1,962)**	(6,612)	(3,360)	**(16,350)**
Proceeds from sales of stock	**8,970**	16,128	23,561	**74,750**
Cash and cash equivalents held by subsidiaries	**(575)**	(2,489)	(13,230)	**(4,792)**
Net proceeds	**¥ 8,395**	¥ 13,639	¥ 10,331	**$ 69,958**

b) Summary of assets and liabilities excluded following the sales of business

Fiscal year 2000 *(For the year ended Mar. 31, 2001)*	*Millions of yen*
Current assets	¥26,325
Fixed assets	33,700
Gains on sales of tangible fixed assets	6,856
Current liabilities	(12,346)
Long-term liabilities	(3,625)
Accrual for losses on business restructuring	(10,522)
Proceeds from sales of stock	40,388
Cash and cash equivalents	(9)
Net proceeds	¥40,379

16. LEASE TRANSACTIONS

a) Lessees' accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2003 and 2002, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥ 89,470	¥35,823	¥ 53,647	$ 745,583	$298,525	$ 447,058
Other	155,704	60,472	95,232	1,297,533	503,933	793,600
Total	¥245,174	¥96,295	¥148,879	$2,043,116	$802,458	$1,240,658

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*		
	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥ 64,835	¥ 22,940	¥41,895
Other	132,844	77,903	54,941
Total	¥197,679	¥100,843	¥96,836

Lease payments relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥45,638 million ($380,317 thousand), ¥47,317 million and ¥52,053 million for the years ended March 31, 2003, 2002 and 2001, respectively. Depreciation of the leased assets computed by the straight-line method over the respective lease terms and the interest portion included in lease payments amounted to ¥42,444 million ($353,700 thousand) and ¥3,039 million ($25,325 thousand), respectively, for the year ended March 31, 2003, ¥44,282 million and ¥3,207 million, respectively, for the year ended March 31, 2002, and ¥49,136 million and ¥3,160 million, respectively, for the year ended March 31, 2001.

Future minimum lease payments subsequent to March 31, 2003 on noncancelable operating leases and finance leases accounted for as operating leases are summarized as follows:

Year ending Mar. 31,	*Millions of yen*		*Thousands of U. S. dollars*	
	Finance leases	Operating leases	Finance leases	Operating leases
2004	¥ 53,648	¥ 4,731	$ 447,067	$ 39,425
2005 and thereafter	97,532	20,638	812,767	171,983
Total	¥151,180	¥25,369	$1,259,834	$211,408

b) Lessors' accounting

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets relating to finance leases accounted for as operating leases at March 31, 2003 and 2002:

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥89,924	¥41,199	¥48,725	$749,367	$343,325	$406,042
Other	7,483	3,768	3,715	62,358	31,400	30,958
Total	¥97,407	¥44,967	¥52,440	$811,725	$374,725	$437,000

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*		
	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥91,035	¥43,055	¥47,980
Other	5,018	3,163	1,855
Total	¥96,053	¥46,218	¥49,835

Lease income relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥21,216 million ($176,800 thousand), ¥21,850 million and ¥37,591 million for the years ended March 31, 2003, 2002, and 2001, respectively. Depreciation of the assets leased under finance leases accounted for as operating leases and the interest portion included in lease income amounted to ¥18,351 million ($152,925 thousand) and ¥2,649 million ($22,075 thousand), respectively, for the year ended March 31, 2003, ¥18,946 million and ¥3,452 million, respectively, for the year ended March 31, 2002, and ¥23,751 million and ¥2,125 million, respectively, for the year ended March 31, 2001.

Future minimum lease income subsequent to March 31, 2003 for noncancelable operating leases and finance leases accounted for as operating leases is summarized as follows:

	Millions of yen		*Thousands of U. S. dollars*	
Year ending Mar. 31,	Finance leases	Operating leases	Finance leases	Operating leases
2004	¥17,490	¥163,917	$145,750	$1,365,975
2005 and thereafter	36,666	239,166	305,550	1,993,050
Total	¥54,156	¥403,083	$451,300	$3,359,025

17. COMMITMENTS AND CONTINGENCIES

At March 31, 2003, the Company and its consolidated subsidiaries had the following contingent liabilities:

	Millions of yen	*Thousands of U. S. dollars*
As endorser of notes receivable discounted with banks	¥ 816	$ 6,800
As guarantor of employees' housing loans from banks and others	232,680	1,939,000
	¥233,496	$1,945,800

In addition to the above, at March 31, 2003, the Company was committed to provide guarantees of indebtedness of unconsolidated subsidiaries and affiliates in the aggregate amount of ¥3,296 million ($27,467 thousand) at the request of the lending banks. In addition, the Company provided letters of awareness to financial institutions regarding the indebtedness of an affiliate which amounted to ¥75 million ($625 thousand). The Company also provided letters of awareness to financial institutions to whom outstanding trade receivables of ¥121,007 million ($1,008,392 thousand) had been sold. The outstanding balance of installment receivables sold with recourse amounted to ¥240 million ($2,000 thousand) at March 31, 2003.

Certain consolidated subsidiaries have entered into overdraft and loan commitment agreements amounting to ¥39,151 million ($326,258 thousand) with their customers and others. The loans receivable outstanding and the unused balances under these credit facilities as of March 31, 2003 amounted to ¥3,361 million ($28,008 thousand) and ¥35,790 million ($298,250 thousand), respectively. Since many of these facilities expire without being utilized and the related borrowings are sometimes subject to a review of the borrowers' credibility, any unused amount will not necessarily be utilized at the full amount.



18. AMOUNTS PER SHARE

For the years ended	Yen 2002 Mar. 31, 2003	Yen 2001 Mar. 31, 2002	Yen 2000 Mar. 31, 2001	U.S. dollars 2002 Mar. 31, 2003
Net income:				
Basic	**¥117.75**	¥92.61	¥83.53	**$0.981**
Diluted	**116.88**	92.13	79.45	**0.974**
Cash dividends applicable to the year	**14.00**	8.00	7.00	**0.117**

(Cash dividends per share for those issued during the year ended March 31, 2002 are ¥4.00.)

As of	Yen 2002 Mar. 31, 2003	Yen 2001 Mar. 31, 2002	U.S. dollars 2002 Mar. 31, 2003
Net assets	**¥434.11**	¥358.84	**$3.618**

Until the year ended March 31, 2002, basic net income per share was computed based on the net income reported in the consolidated statements of income and the weighted average number of shares of common stock outstanding during each year, and diluted net income per share was computed based on the net income reported and the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds and the exercise of warrants. Amounts per share of net assets were computed based on the net assets reported in the consolidated balance sheets and the number of shares of common stock outstanding at each balance sheet date.

In accordance with a new accounting standard for earnings per share which became effective April 1, 2002, basic net income per share was computed based on the net income available for distribution to shareholders of common stock and the weighted average number of shares of common stock outstanding during the year, and diluted net income per share was computed based on the net income available for distribution to the shareholders and the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds and the exercise of warrants for the year ended March 31, 2003. Amounts per share of net assets at March 31, 2003 was computed based on net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end. If the previous method of computation had been followed for the year ended March 31, 2003, basic net income per share, dilutive net income per share and amounts per share of net assets would have been ¥109.93, ¥109.17 and ¥404.89, respectively.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years together with the interim cash dividends paid.

19. SECURITIES

a) Information regarding marketable securities classified as held-to-maturity debt securities and other securities as of March 31, 2003 and 2002 is as follows:

Marketable held-to-maturity debt securities

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Carrying value	Estimated fair value	Unrealized gain (loss)	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose fair value exceeds their carrying value:						
Government bonds	¥ 60	¥ 61	¥ 1	$ 500	$ 508	$ 8
Corporate bonds	313	336	23	2,608	2,800	192
Subtotal	¥ 373	¥ 397	¥24	$ 3,108	$ 3,308	$200
Securities whose carrying value exceeds their fair value:						
Other bonds	¥3,068	¥3,068	¥ 0	$25,567	$25,567	$ 0
Subtotal	¥3,068	¥3,068	¥ 0	$25,567	$25,567	$ 0
Total	¥3,441	¥3,465	¥24	$28,675	$28,875	$200

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*		
	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose fair value exceeds their carrying value:			
Government bonds	¥ 67	¥ 70	¥ 3
Corporate bonds	348	363	15
Subtotal	¥ 415	¥ 433	¥ 18
Securities whose carrying value exceeds their fair value:			
Corporate bonds	¥1,400	¥1,263	¥(137)
Subtotal	¥1,400	¥1,263	¥(137)
Total	¥1,815	¥1,696	¥(119)



Marketable other securities

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:						
Stock	¥ 1,243	¥ 4,492	¥ 3,249	$ 10,358	$ 37,433	$27,075
Debt securities	19	20	1	158	166	8
Others	8,976	9,779	803	74,800	81,492	6,692
Subtotal	¥10,238	¥14,291	¥ 4,053	$ 85,316	$119,091	$33,775
Securities whose acquisition cost exceeds their carrying value:						
Stock	¥ 3,544	¥ 2,883	¥ (661)	$ 29,534	$ 24,025	$ (5,509)
Debt securities	100	82	(18)	833	684	(149)
Subtotal	¥ 3,644	¥ 2,965	¥ (679)	$ 30,367	$ 24,709	$ (5,658)
Total	¥13,882	¥17,256	¥3,374	$115,683	$143,800	$28,117

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*		
	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
Stock	¥ 1,040	¥ 5,886	¥4,846
Debt securities	27	30	3
Subtotal	¥ 1,067	¥ 5,916	¥4,849
Securities whose acquisition cost exceeds their carrying value:			
Stock	¥222,146	¥221,588	¥ (558)
Debt securities	2,000	1,916	(84)
Others	200	200	0
Subtotal	¥224,346	¥223,704	¥ (642)
Total	¥225,413	¥229,620	¥4,207

b) Sales of securities classified as other securities with aggregate gain and loss are summarized as follows:

For the years ended	*Millions of yen*			*Thousands of U.S. dollars*
	2002 **Mar. 31, 2003**	2001 Mar. 31, 2002	2000 Mar. 31, 2001	**2002** **Mar. 31, 2003**
Sales proceeds	**¥12,770**	¥ 72,388	¥145,621	**$106,417**
Aggregate gain	**3,446**	12,818	43,888	**28,717**
Aggregate loss	**(3,167)**	(43,720)	–	**(26,392)**

c) The redemption schedule for securities with maturity dates classified as other securities and held-to-maturity debt securities as of March 31, 2003 is summarized as follows:

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*				*Thousands of U.S. dollars*			
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
Government bonds	¥ 60	¥ 20	¥0	¥ 0	$ 500	$ 167	$0	$0
Corporate bonds	5,090	245	0	60	42,417	2,042	0	500
Other debt securities	3,068	0	0	105	25,567	0	0	875
Total	¥8,218	¥265	¥0	¥165	$68,484	$2,209	$0	$1,375

20. DERIVATIVE TRANSACTIONS

Hedging Policies

The Company and its consolidated subsidiaries (collectively, the "Group") utilize derivative transactions for the purpose of hedging their exposure to fluctuation in foreign exchange rates, interest rates and market prices. However, based on an internal management rule on financial market risk (the "Rule") approved by the Company's Board of Directors, they do not enter into transactions involving derivatives for speculative purposes. The Rule prescribes that (i) the Group's financial market risk is to be controlled by the Company in a centralized manner, and that (ii) no individual subsidiary can initiate a hedge position without the prior approval of, and regular reporting back to the Company.

Risk to be hedged by derivative transactions

(1) Market risk
The financial market risk to which the Group is generally exposed in its operations and the relevant derivative transactions primarily used for hedging are summarized as follows:

- Foreign exchange risk associated with assets and liabilities denominated in foreign currencies; forward foreign exchange contracts, foreign currency options, and currency swaps;
- Interest rate risk associated with sourcing funds and investing: interest-rate swaps;
- Risk of fluctuation in stock prices: options on stocks;
- Risk of fluctuation in commodity prices (mainly for precious metals): commodity futures contracts

(2) Credit risk
The Group is exposed to the risk that a counterparty to its financial transactions could default and jeopardize future profits. We believe that this risk is insignificant as the Group enters into derivative transactions only with financial institutions which have a sound credit profile. The Group enters into these transactions also with Renault Finance S.A. ("RF"), a specialized financial subsidiary of the Renault Group which, we believe, is not subject to any such material risk. This is because RF enters into derivative transactions to cover such derivative transactions with us only with financial institutions of the highest caliber carefully selected by RF based on its own rating system which takes into account each counterparty's long-term credit rating and shareholders' equity.

(3) Legal risk
The Group is exposed to the risk of entering into a financial agreement which may contain inappropriate terms and conditions as well as the risk that an existing contract may be affected by revisions to the relevant laws and regulations. The Company's Legal Department and Finance Department make every effort to minimize legal risk by reviewing any new agreements of significance and by reviewing the related documents in a centralized way.

Risk Management

All strategies to manage financial market risk and risk hedge operations of the Group are carried out pursuant to the Rule which stipulates the Group's basic policies for derivative transactions, management policies, management items, procedures, criteria for the selection of counterparties, and the reporting system, and so forth. The Rule prescribes that (i) the Group's financial market risk is to be controlled by the Company in a centralized manner, and that (ii) no individual subsidiary is permitted to initiate a hedging operation without the prior approval of , and regular reporting back to the Company.

The basic hedge policy is subject to the approval of the Monthly Hedge Policy Meeting attended by Chief Financial Officer ("CFO"). Execution and management of all deals are to be conducted pursuant to the Rule. Derivative transactions are conducted by a special section of the Finance Department and monitoring of contracts for such transactions and confirming the balance of all open positions are the responsibility of back office and risk management section. Commodity futures contracts are to be handled also by Finance Department under guidelines which are to be drawn up by the MRMC (Materials Risk Management Committee). The MRMC is chaired by the corporate officer in charge of the Purchasing Department and the CFO and it will meet approximately once every six months.

The status of derivative transactions in reported on a daily basis to the corporate officer in charge of Finance Department and on an annual basis to the Board of Directors. Credit risk is monitored quantitatively with reference to Renault's rating system based principally on the counterparties' long-term credit ratings and on their shareholders' equity. The Finance Department sets a maximum upper limit on positions with each of the counterparties for the Group and monitors the balances of open positions every day.

Summarized below are the notional amounts and the estimated fair value of the derivative instruments outstanding at March 31, 2003 and 2002:

1) Currency-related transactions

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts:						
Sell:						
US$	¥103,749	¥102,000	¥1,749	$864,575	$850,000	$14,575
AU$	–	–	–	–	–	–
Others	1	1	0	8	8	0
Buy:						
CAN$	10,542	10,663	121	87,850	88,858	1,008
£ Stg.	2,391	2,365	(26)	19,925	19,708	(217)
US$	–	–	–	–	–	–
Euro	–	–	–	–	–	–
Others	691	600	(91)	5,758	5,000	(758)
Currency swaps:						
US$	¥ 8,645	¥ (320)	¥ (320)	$ 72,042	$ (2,667)	$ (2,667)
£ Stg.	34,186	339	339	284,883	2,825	2,825
CAN$	2,242	(59)	(59)	18,683	(491)	(491)
Euro	34,840	(1,032)	(1,032)	290,333	(8,600)	(8,600)
Total	–	–	¥ 681	–	–	$ 5,675

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*		
	Notional amount	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts:			
Sell:			
US$	¥ 1,919	¥ 1,904	¥ 15
AU$	705	706	(1)
Others	438	520	(82)
Buy:			
£ Stg.	15,064	14,786	(278)
US$	22,744	22,525	(219)
Euro	33,280	33,691	411
Others	1,301	1,223	(78)
Currency swaps:			
US$	¥ 4,927	¥ (45)	¥ (45)
£ Stg.	4,755	677	677
CAN$	2,284	(114)	(114)
Euro	912	148	148
Total	–	–	¥ 434

Note: The notional amounts of the forward foreign exchange contracts and currency swaps presented above exclude those entered into to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contracted rates in the accompanying consolidated balance sheets.

2) Interest-related transactions

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:						
Receive/floating and pay/fixed	¥187,187	¥(2,095)	¥(2,095)	$1,559,892	$(17,458)	$(17,458)
Receive/fixed and pay/floating	262,154	7,247	7,247	2,184,617	60,392	60,392
Receive/floating and pay/floating	2,500	(30)	(30)	20,833	(250)	(250)
Options:						
Caps sold	¥461,860			$3,848,833		
(Premium)	(–)	(4,605)	(4,605)	(–)	(38,375)	(38,375)
Caps purchased	¥461,860			$3,848,833		
(Premium)	(–)	4,605	4,605	(–)	38,375	38,375
Total	–	–	¥ 5,122	–	–	$ 42,684

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*		
	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	¥260,996	¥(5,327)	¥(5,327)
Receive/fixed and pay/floating	244,650	8,347	8,347
Receive/floating and pay/floating	2,500	(48)	(48)
Options:			
Caps sold	¥448,872		
(Premium)	–	(5,092)	(5,092)
Caps purchased	¥448,872		
(Premium)	–	5,092	5,092
Total	–	–	¥ 2,972



21. SEGMENT INFORMATION

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sales of products in the automobile segment and in providing various financial services to users of the Company's products in the sales financing segment. These products, which are sold in Japan and overseas, principally in North America and Europe, include passenger cars, buses and trucks as well as the related components. Financial services include primarily leases and credits in Japan and North America. As net sales, operating income and total assets of the automobile segment constituted more than 90% of the consolidated totals for the years ended March 31, 2001, the disclosure of business segment information has been omitted.

Business segments

The business segment information for the Company and its consolidated subsidiaries for the years ended March 31, 2003 and 2002 is as follows:

	Fiscal year 2002 *(For the year ended Mar. 31, 2003)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Millions of yen		
I. Sales and operating income					
Sales to third parties	¥6,444,460	¥ 384,128	¥6,828,588	¥ –	¥6,828,588
Inter-area sales and transfers	42,775	11,740	54,515	(54,515)	–
Total sales	6,487,235	395,868	6,883,103	(54,515)	6,828,588
Operating expenses	5,818,023	335,986	6,154,009	(62,651)	6,091,358
Operating income	¥ 669,212	¥ 59,882	¥ 729,094	¥ 8,136	¥ 737,230
II. Assets, depreciation and capital expenditures					
Total assets	¥5,607,323	¥3,103,889	¥8,711,212	¥(1,362,029)	¥7,349,183
Depreciation	¥ 213,569	¥ 157,556	¥ 371,125	¥ –	¥ 371,125
Capital Expenditures	¥ 410,003	¥ 451,630	¥ 861,633	¥ –	¥ 861,633

	Fiscal year 2002 *(For the year ended Mar. 31, 2003)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Thousands of U.S. dollars		
I. Sales and operating income					
Sales to third parties	$53,703,833	$ 3,201,067	$56,904,900	$ –	$56,904,900
Inter-area sales and transfers	356,458	97,833	454,291	(454,291)	–
Total sales	54,060,291	3,298,900	57,359,191	(454,291)	56,904,900
Operating expenses	48,483,525	2,799,883	51,283,408	(522,091)	50,761,317
Operating income	$ 5,576,766	$ 499,017	$ 6,075,783	$ 67,800	$ 6,143,583
II. Assets, depreciation and capital expenditures					
Total assets	$46,727,692	$25,865,742	$72,593,434	$(11,350,242)	$61,243,192
Depreciation	$ 1,779,742	$ 1,312,966	$ 3,092,708	$ –	$ 3,092,708
Capital Expenditures	$ 3,416,692	$ 3,763,583	$ 7,180,275	$ –	$ 7,180,275

	Fiscal year 2001 *(For the year ended Mar. 31, 2002)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Millions of yen		
I. Sales and operating income					
Sales to third parties	¥5,842,648	¥ 353,593	¥6,196,241	¥ –	¥6,196,241
Inter-area sales and transfers	49,755	13,059	62,814	(62,814)	–
Total sales	5,892,403	366,652	6,259,055	(62,814)	6,196,241
Operating expenses	5,435,656	328,536	5,764,192	(57,166)	5,707,026
Operating income	¥ 456,747	¥ 38,116	¥ 494,863	¥ (5,648)	¥ 489,215
II. Assets, depreciation and capital expenditures					
Total assets	¥5,418,619	¥2,862,560	¥8,281,179	¥(1,066,174)	¥7,215,005
Depreciation	¥ 209,174	¥ 165,653	¥ 374,827	¥ –	¥ 374,827
Capital Expenditures	¥ 346,994	¥ 343,019	¥ 690,013	¥ –	¥ 690,013

In accordance with a new accounting standard for sales incentives which became effective the year ended March 31, 2002 in the United States, certain sales promotion expenses (i.e., incentives paid in cash based on sales volume) of subsidiaries in the United States and Mexico, which had previously been included in selling, general and administrative expenses, have been accounted for as deductions from sales. As a result of this change, sales and operating expenses in the automobile segment for the year ended March 31, 2002 decreased by ¥98,920 million as compared with the corresponding amounts for the previous year.

The following tables set forth the summarized financial statements by business segment for the years ended March 31, 2003 and 2002. Amounts for the sales financing segment represent the aggregate of the figures for the sales financing subsidiaries in Japan and North America. Amounts for the automobile segment represent the differences between the consolidated totals and those for the sales financing segment.

1) Summarized consolidated balance sheets by business segment

	Millions of yen			*Thousands of U.S. dollars*		
Fiscal year 2002 *(As of Mar. 31, 2003)*	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Cash and cash equivalents	¥ 263,146	¥ 6,671	¥ 269,817	$ 2,192,883	$ 55,592	$2,248,475
Short-term investments	21	15	36	175	125	300
Receivables, less allowance for doubtful receivables	267,704	2,060,679	2,328,383	2,230,866	17,172,325	19,403,191
Inventories	526,062	17,546	543,608	4,383,850	146,217	4,530,067
Other current assets	397,157	161,056	558,213	3,309,642	1,342,133	4,651,775
Total current assets	1,454,090	2,245,967	3,700,057	12,117,416	18,716,392	30,833,808
Property, plant and equipment, net	2,223,124	766,210	2,989,334	18,526,034	6,385,083	24,911,117
Investment securities	256,515	10,531	267,046	2,137,625	87,758	2,225,383
Other assets	311,542	81,204	392,746	2,596,184	676,700	3,272,884
Total assets	¥4,245,271	¥3,103,912	¥7,349,183	$35,377,259	$25,865,933	$61,243,192
Short-term borrowings and current portion of long-term debt	¥ (653,588)	¥1,968,810	¥1,315,222	$ (5,446,566)	$16,406,750	$10,960,184
Notes and accounts payable	1,015,967	31,397	1,047,364	8,466,391	261,642	8,728,033
Accrued income taxes	36,907	–	36,907	307,558	–	307,558
Other current liabilities	432,629	89,696	522,325	3,605,242	747,466	4,352,708
Total current liabilities	831,915	2,089,903	2,921,818	6,932,625	17,415,858	24,348,483
Long-term debt	1,024,686	578,560	1,603,246	8,539,050	4,821,333	13,360,383
Other long-term liabilities	772,081	155,283	927,364	6,434,009	1,294,025	7,728,034
Total long-term liabilities	1,796,767	733,843	2,530,610	14,973,059	6,115,358	21,088,417
Total liabilities	2,628,682	2,823,746	5,452,428	21,905,684	23,531,216	45,436,900
Minority interests	88,451	–	88,451	737,092	–	737,092
Common stock	523,707	82,107	605,814	4,364,225	684,225	5,048,450
Capital surplus	774,403	30,067	804,470	6,453,358	250,558	6,703,916
Retained earnings	730,373	148,282	878,655	6,086,442	1,235,683	7,322,125
Unrealized holding gain on securities	1,934	(103)	1,831	16,116	(858)	15,258
Translation adjustments	(340,089)	19,813	(320,276)	(2,834,075)	165,109	(2,668,966)
Treasury stock	(162,190)	–	(162,190)	(1,351,583)	–	(1,351,583)
Total Shareholders' equity	1,528,138	280,166	1,808,304	12,734,483	2,334,717	15,069,200
Total liabilities and shareholders' equity	¥4,245,271	¥3,103,912	¥7,349,183	$35,377,259	$25,865,933	$61,243,192

Fiscal year 2001 *(As of Mar. 31, 2002)*	Automobile	Sales Financing	Consolidated total
	Millions of yen		
Cash and cash equivalents	¥ 272,742	¥ 6,911	¥ 279,653
Short-term investments	651	15	666
Receivables, less allowance for doubtful receivables	363,953	1,815,901	2,179,854
Inventories	521,577	12,474	534,051
Other current assets	364,171	158,860	523,031
Total current assets	1,523,094	1,994,161	3,517,255
Property, plant and equipment, net	2,103,261	775,897	2,879,158
Investment securities	373,379	25,734	399,113
Other assets	352,711	66,768	419,479
Total assets	¥4,352,445	¥2,862,560	¥7,215,005
Short-term borrowings and current portion of long-term debt	¥ (317,818)	¥1,742,622	¥1,424,804
Notes and accounts payable	957,597	32,676	990,273
Accrued income taxes	46,706	–	46,706
Other current liabilities	417,494	128,738	546,232
Total current liabilities	1,103,979	1,904,036	3,008,015
Long-term debt	1,022,274	582,681	1,604,955
Other long-term liabilities	769,883	134,041	903,924
Total long-term liabilities	1,792,157	716,722	2,508,879
Total liabilities	2,896,136	2,620,758	5,516,894
Minority interests	77,289	–	77,289
Common stock	534,949	69,607	604,556
Capital surplus	785,645	17,567	803,212
Retained earnings	319,023	111,728	430,751
Unrealized holding gain on securities	3,728	678	4,406
Translation adjustments	(264,195)	42,222	(221,973)
Treasury stock	(130)	–	(130)
Total Shareholders' equity	1,379,020	241,802	1,620,822
Total liabilities and shareholders' equity	¥4,352,445	¥2,862,560	¥7,215,005

(Interest bearing debt)

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Short-term borrowings from third parties	¥ 420,041	¥ 895,181	¥1,315,222	$ 3,500,342	$ 7,459,842	$10,960,184
Internal loans to sales financing companies	(1,073,629)	1,073,629	–	(8,946,908)	8,946,908	–
Short-term borrowings per the balance sheet	(653,588)	1,968,810	1,315,222	(5,446,566)	16,406,750	10,960,184
Bonds and debentures	772,220	5,940	778,160	6,435,167	49,500	6,484,667
Long-term borrowings from third parties	252,772	572,314	825,086	2,106,433	4,769,283	6,875,716
Internal loans to sales financing companies	(306)	306	–	(2,550)	2,550	–
Long-term borrowings per the balance sheet	252,466	572,620	825,086	2,103,883	4,771,833	6,875,716
Total interest bearing debt	371,098	2,547,370	2,918,468	3,092,484	21,228,083	24,320,567
Cash and cash equivalents	263,146	6,671	269,817	2,192,883	55,592	2,248,475
Net interest bearing debt	107,952	2,540,699	2,648,651	899,601	21,172,491	22,072,092
Debt for Canton Plant included in the above	116,554	–	116,554	971,283	–	971,283
Net interest bearing debt (excluding that related to Canton Plant)	¥ (8,602)	¥2,540,699	¥2,532,097	$ (71,682)	$21,172,491	$21,100,809

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*		
	Automobile	Sales Financing	Consolidated total
Short-term borrowings from third parties	¥ 444,998	¥ 979,806	¥1,424,804
Internal loans to sales financing companies	(762,816)	762,816	–
Short-term borrowings per the balance sheet	(317,818)	1,742,622	1,424,804
Bonds and debentures	786,258	9,900	796,158
Long-term borrowings from third parties	249,263	559,534	808,797
Internal loans to sales financing companies	(13,247)	13,247	–
Long-term borrowings per the balance sheet	236,016	572,781	808,797
Total interest bearing debt	704,456	2,325,303	3,029,759
Cash and cash equivalents	272,742	6,911	279,653
Net interest bearing debt	431,714	2,318,392	2,750,106
Debt for Canton Plant included in the above	–	–	–
Net interest bearing debt (excluding that related to Canton Plant)	¥ 431,714	¥2,318,392	¥2,750,106



2) Summarized consolidated statements of income by business segment

Fiscal year 2002 *(For the year ended Mar. 31, 2003)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Net sales	¥6,432,720	¥395,868	¥6,828,588	$53,606,000	$3,298,900	$56,904,900
Cost of sales	4,617,368	254,956	4,872,324	38,478,067	2,124,633	40,602,700
Gross profit	1,815,352	140,912	1,956,264	15,127,933	1,174,267	16,302,200
Operating income	677,348	59,882	737,230	5,644,566	499,017	6,143,583
Operating income as a percentage of net sales	10.5%	15.1%	10.8%	10.5%	15.1%	10.8%
Net financial cost	(16,543)	3	(16,540)	(137,858)	25	(137,833)
Income before income taxes and minority interests	634,818	59,806	694,624	5,290,150	498,383	5,788,533
Net income	¥ 458,611	¥ 36,554	¥ 495,165	$ 3,821,758	$ 304,617	$ 4,126,375

(Detail of net financial cost)

Fiscal year 2002 *(For the year ended Mar. 31, 2003)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Total net financial cost	¥(16,543)	¥3	¥(16,540)	$(137,858)	$25	$(137,833)
Intersegment elimination	(5,677)	–	(5,677)	(47,308)	–	(47,308)
Net financial cost for segment	(10,866)	3	(10,863)	(90,550)	25	(90,525)

Fiscal year 2001 *(For the year ended Mar. 31, 2002)*	*Millions of yen*		
	Automobile	Sales Financing	Consolidated total
Net sales	¥5,829,589	¥366,652	¥6,196,241
Cost of sales	4,294,565	251,961	4,546,526
Gross profit	1,535,024	114,691	1,649,715
Operating income	451,099	38,116	489,215
Operating income as a percentage of net sales	7.7%	10.4%	7.9%
Net financial cost	(20,428)	(2)	(20,430)
Income before income taxes and minority interests	327,197	37,019	364,216
Net income	¥ 349,890	¥ 22,372	¥ 372,262

(Detail of net financial cost)

Fiscal year 2001 *(For the year ended Mar. 31, 2002)*	*Millions of yen*		
	Automobile	Sales Financing	Consolidated total
Total net financial cost	¥(20,428)	¥(2)	¥(20,430)
Intersegment elimination	(5,469)	–	(5,469)
Net financial cost for segment	(14,959)	(2)	(14,961)

3) Summarized consolidated statements of cash flows by business segment

	Millions of yen			Thousands of U.S. dollars		
Fiscal year 2002 *(For the year ended Mar. 31, 2003)*	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Operating activities						
Income before income taxes and minority interests	¥ 634,818	¥ 59,806	¥ 694,624	$5,290,150	$ 498,383	$ 5,788,533
Depreciation and amortization	213,569	157,556	371,125	1,779,742	1,312,967	3,092,709
Decrease (increase) in finance receivables	64,057	(391,414)	(327,357)	533,808	(3,261,783)	(2,727,975)
Others	(115,097)	(47,917)	(163,014)	(959,142)	(399,308)	(1,358,450)
Net cash provided by (used in) operating activities	797,347	(221,969)	575,378	6,644,558	(1,849,741)	4,794,817
Investing activities						
Proceeds from sales of investment securities including shares of subsidiaries	39,816	13,842	53,658	331,800	115,350	447,150
Proceeds from sales of property, plant and equipment	94,828	3,871	98,699	790,233	32,259	822,492
Purchases of fixed assets	(376,429)	(1,500)	(377,929)	(3,136,908)	(12,500)	(3,149,408)
Purchases of leased vehicles	(33,522)	(450,182)	(483,704)	(279,350)	(3,751,517)	(4,030,867)
Proceeds from sales of leases vehicles	15,644	243,431	259,075	130,367	2,028,591	2,158,958
Others	(46,720)	(18,453)	(65,173)	(389,333)	(153,775)	(543,108)
Net cash used in investing activities	(306,383)	(208,991)	(515,374)	(2,553,191)	(1,741,592)	(4,294,783)
Financing activities						
(Decrease) increase in short-term borrowings	(369,506)	315,196	(54,310)	(3,079,217)	2,626,633	(452,584)
(Decrease) increase in long-term borrowings	(81,106)	91,044	9,938	(675,883)	758,700	82,817
Increase in bonds and debentures	85,000	–	85,000	708,333	–	708,333
Proceeds from sales of treasury stock	5,670	–	5,670	47,250	–	47,250
Others	(144,062)	25,000	(119,062)	(1,200,517)	208,334	(992,183)
Net cash (used in) provided by financing activities	(504,004)	431,240	(72,764)	(4,200,034)	3,593,667	(606,367)
Effect of exchange rate changes on cash and cash equivalents	1,174	(520)	654	9,783	(4,333)	5,450
(Decrease) increase in cash and cash equivalents	(11,866)	(240)	(12,106)	(98,884)	(1,999)	(100,883)
Cash and cash equivalents at beginning of the year	272,742	6,911	279,653	2,272,850	57,591	2,330,441
Increase due to inclusion in consolidation	2,297	–	2,297	19,142	–	19,142
Decrease due to exclusion from consolidation	(27)	–	(27)	(225)	–	(225)
Cash and cash equivalents at end of the year	¥263,146	¥ 6,671	¥269,817	$2,192,883	$ 55,592	$2,248,475



Fiscal year 2001 *(For the year ended Mar. 31, 2002)*	*Millions of yen* Automobile	Sales Financing	Consolidated total
Operating activities			
Income before income taxes and minority interests	¥ 327,197	¥ 37,019	¥ 364,216
Depreciation and amortization	209,174	165,653	374,827
Decrease (increase) in finance receivables	135,274	(569,939)	(434,665)
Others	(42,492)	(39,672)	(82,164)
Net cash provided by (used in) operating activities	629,153	(406,939)	222,214
Investing activities			
Proceeds from sales of investment securities including shares of subsidiaries	106,292	7,013	113,305
Proceeds from sales of property, plant and equipment	108,874	61	108,935
Purchases of fixed assets	(293,100)	(700)	(293,800)
Purchases of leased vehicles	(53,868)	(342,345)	(396,213)
Proceeds from sales of leases vehicles	38,213	146,939	185,152
Others	(233,522)	(8,246)	(241,768)
Net cash used in investing activities	(327,111)	(197,278)	(524,389)
Financing activities			
(Decrease) increase in short-term borrowings	(331,786)	640,655	308,869
(Decrease) increase in long-term borrowings	(415,935)	(44,680)	(460,615)
Increase in bonds and debentures	236,922	9,900	246,822
Proceeds from sales of treasury stock	2,324	–	2,324
Others	183,515	–	183,515
Net cash (used in) provided by financing activities	(324,960)	605,875	280,915
Effect of exchange rate changes on cash and cash equivalents	9,937	434	10,371
(Decrease) increase in cash and cash equivalents	(12,981)	2,092	(10,889)
Cash and cash equivalents at beginning of the year	283,717	4,819	288,536
Increase due to inclusion in consolidation	2,006	–	2,006
Cash and cash equivalents at end of the year	¥ 272,742	¥ 6,911	¥ 279,653

Geographical areas

The geographical segment information for the Company and its consolidated subsidiaries for the years ended March 31, 2003, 2002 and 2001 is as follows:

	Fiscal year 2002 *(For the year ended Mar. 31, 2003)*						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
	Millions of yen						
Sales to third parties	¥2,554,374	¥ 2,879,500	¥963,440	¥431,274	¥6,828,588	¥ –	¥6,828,588
Inter-area sales and transfers	1,766,102	32,763	26,765	4,174	1,829,804	(1,829,804)	–
Total sales	4,320,476	2,912,263	990,205	435,448	8,658,392	(1,829,804)	6,828,588
Operating expenses	3,929,920	2,607,699	968,253	418,682	7,924,554	(1,833,196)	6,091,358
Operating income	¥ 390,556	¥ 304,564	¥ 21,952	¥ 16,766	¥ 733,838	¥ 3,392	¥ 737,230
Total assets	¥4,881,842	¥3,463,261	¥502,028	¥140,849	¥8,987,980	¥(1,638,797)	¥7,349,183

	Thousands of U.S. dollars						
Sales to third parties	$21,286,450	$23,995,833	$8,028,667	$3,593,950	$56,904,900	$ –	$56,904,900
Inter-area sales and transfers	14,717,517	273,025	223,042	34,783	15,248,367	(15,248,367)	–
Total sales	36,003,967	24,268,858	8,251,709	3,628,733	72,153,267	(15,248,367)	56,904,900
Operating expenses	32,749,333	21,730,825	8,068,775	3,489,017	66,037,950	(15,276,633)	50,761,317
Operating income	$ 3,254,634	$ 2,538,033	$ 182,934	$ 139,716	$ 6,115,317	$ 28,266	$ 6,143,583
Total assets	$40,682,017	$28,860,508	$4,183,567	$1,173,742	$74,899,834	$(13,656,642)	$61,243,192

	Fiscal year 2001 *(For the year ended Mar. 31, 2002)*						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
	Millions of yen						
Sales to third parties	¥2,370,162	¥2,649,212	¥818,555	¥358,312	¥6,196,241	¥ –	¥6,196,241
Inter-area sales and transfers	1,458,965	15,475	32,912	4,709	1,512,061	(1,512,061)	–
Total sales	3,829,127	2,664,687	851,467	363,021	7,708,302	(1,512,061)	6,196,241
Operating expenses	3,539,431	2,455,062	848,239	356,794	7,199,526	(1,492,500)	5,707,026
Operating income	¥ 289,696	¥ 209,625	¥ 3,228	¥ 6,227	¥ 508,776	¥ (19,561)	¥ 489,215
Total assets	¥4,988,676	¥3,506,180	¥471,008	¥114,081	¥9,079,945	¥(1,864,940)	¥7,215,005

In accordance with a new accounting standard for sales incentives which became effective the year ended March 31, 2002 in the United States, certain sales promotion expenses (i.e., incentives paid in cash based on sales volume) of subsidiaries in the United States and Mexico, which had previously been included in selling, general and administrative expenses, have been accounted for as deductions from sales. As a result of this change, sales and operating expenses for "North America" for the year ended March 31, 2002 decreased by ¥98,920 million as compared with the corresponding amounts for the previous year.

	Fiscal year 2000 *(For the year ended Mar. 31, 2001)*						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
	Millions of yen						
Sales to third parties	¥2,536,750	¥2,469,918	¥822,756	¥260,196	¥6,089,620	¥ –	¥6,089,620
Inter-area sales and transfers	1,381,037	12,134	17,606	2,410	1,413,187	(1,413,187)	–
Total sales	3,917,787	2,482,052	840,362	262,606	7,502,807	(1,413,187)	6,089,620
Operating expenses	3,743,458	2,331,590	867,648	258,617	7,201,313	(1,402,007)	5,799,306
Operating income (loss)	¥ 174,329	¥ 150,462	¥ (27,286)	¥ 3,989	¥ 301,494	¥ (11,180)	¥ 290,314
Total assets	¥4,984,516	¥2,416,774	¥425,172	¥ 76,373	¥7,902,835	¥(1,451,592)	¥6,451,243

Overseas sales

Overseas sales, which include export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of the foreign consolidated subsidiaries, for the years ended March 31, 2003, 2002 and 2001 are summarized as follows:

	Fiscal year 2002 *(For the year ended Mar. 31, 2003)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥2,785,334	¥974,872	¥763,368	¥4,523,574
Consolidated net sales				6,828,588
	Thousands of U.S. dollars			
Overseas sales	$23,211,117	$8,123,933	$6,361,400	$37,696,450
Consolidated net sales				56,904,900
Overseas sales as a percentage of consolidated net sales	40.8%	14.3%	11.1%	66.2%

	Fiscal year 2001 *(For the year ended Mar. 31, 2002)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥2,588,300	¥825,696	¥670,556	¥4,084,552
Consolidated net sales				6,196,241
Overseas sales as a percentage of consolidated net sales	41.8%	13.3%	10.8%	65.9%

In accordance with a new accounting standard for sales incentives which became effective the year ended March 31, 2002 in the United States, certain sales promotion expenses (i.e., incentives paid in cash based on sales volume) of subsidiaries in the United States and Mexico, which had previously been included in selling, general and administrative expenses, have been accounted for as deductions from sales. As a result of this change, sales for "North America" for the year ended March 31, 2002 decreased by ¥98,920 million as compared with the corresponding amounts for the previous year.

	Fiscal year 2000 *(For the year ended Mar. 31, 2001)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥2,429,722	¥794,251	¥554,221	¥3,778,194
Consolidated net sales				6,089,620
Overseas sales as a percentage of consolidated net sales	39.9%	13.0%	9.1%	62.0%

22. SUBSEQUENT EVENTS

a) In accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution approved at the annual general meeting of the shareholders held on June 20, 2002, the Board of Directors of the Company resolved on April 23, 2003 to grant stock subscription rights free of charge to certain employees of the Company and certain directors and employees of the Company's subsidiaries effective May 7, 2003. The holders of these rights are entitled to subscribe for shares of common stock of the Company at a fixed price of ¥932 per share. The aggregate number of units and shares granted for subscription are 124,300 units and 12,430,000 shares, respectively.

b) The Company and Dongfeng Automotive Industry Investment Co., Ltd. ("DAI"), a Chinese corporation, jointly will establish Dongfeng Motor Co., Ltd. ("DMC") in accordance with a comprehensive and strategic agreement between the two parties. A business license from the relevant Chinese authorities was obtained on May 20, 2003 and DMC will commence operations effective July 1, 2003 with approximately 74,000 employees including those at its subsidiaries. DMC is primarily engaged in the manufacture and sales of passenger vehicles, commercial vehicles, buses and trucks. Its registered capital is RMB16,700 million or approximately ¥240 billion ($2,000,000 thousand). This registered capital is to be contributed equally by the Company in the form of cash and by DAI in the form of operating assets.

c) The following appropriations of retained earnings of the Company were approved at a shareholders' meeting held on June 19, 2003:

	Millions of yen	*Thousands of U. S. dollars*
Year-end cash dividends (¥10.00 = U.S.$0.083 per share)	¥44,662	$372,183
Bonuses to directors	390	3,250



Report of Independent Auditors



■ **Certified Public Accountants**
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

■ Phone: 03 3503-1100
Fax: 03 3503-1197

The Board of Directors
Nissan Motor Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nissan Motor Co., Ltd. and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nissan Motor Co., Ltd. and consolidated subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles and practices generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Shin Nihon & Co.

June 19, 2003

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of Nissan Motor Co., Ltd. and consolidated subsidiaries under Japanese accounting principles and practices.

Non-consolidated Five-Year Summary

Nissan Motor Co., Ltd.
Fiscal years 2002, 2001, 2000, 1999 and 1998

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars(Note 1) (except per share amounts)
For the years ended	**2002 Mar. 31, 2003**	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	1998 Mar. 31, 1999	**2002 Mar. 31, 2003**
Net sales	**¥3,419,068**	¥3,019,860	¥2,980,130	¥2,997,020	¥3,319,659	**$28,492**
Operating income	**316,059**	242,279	127,762	(15,674)	15,165	**2,634**
Net income (loss)	**72,869**	183,449	187,485	(790,694)	(34,809)	**607**
Net income (loss) per share(Note 2)	**16.09**	45.61	47.14	(204.93)	(13.85)	**0.13**
Cash dividends paid(Note 3-4)	**14.00**	8.00	7.00	0.00	0.00	**0.12**
Shareholders' equity	**¥1,798,716**	¥1,829,052	¥1,450,159	¥1,263,075	¥1,477,498	**$14,989**
Total assets	**3,933,993**	3,915,031	3,576,466	3,563,853	3,595,272	**32,783**
Long-term debt	**902,118**	942,518	798,009	909,178	750,028	**7,518**
Depreciation and amortization	**56,760**	56,265	49,074	89,858	105,229	**473**
Number of employees	**31,128**	30,365	30,747	32,707	39,467	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥120=$1, the approximate exchange rate on March 31, 2003.
2. Net income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income (loss) per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2003: 4,520,715,112.
3. Cash dividends paid represent the amounts proposed by the Board of Directors as applicable to the respective years, together with the interim cash dividends paid.
4. Cash dividends applicable to FY2002 is ¥14.00 per share.



Subsidiaries and Affiliates

Consolidated Subsidiaries

as of Mar. 31, 2003

Company	Location	Principal Business	Capital (millions)	Nissan share*(%)
Japan				
Nissan Shatai Co., Ltd.	Hiratsuka, Kanagawa	Manufacture and sales of automobiles and parts	¥7,904	42.59
Aichi Machine Industry Co., Ltd.	Nagoya, Aichi	Manufacture and sales of automotive parts	¥8,518	41.51
JATCO Ltd.	Fuji, Shizuoka	Manufacture and sales of automotive parts	¥29,935	81.76
Nissan Kohki Co., Ltd.	Samukawa, Kanagawa	Manufacture and sales of automotive parts	¥2,020	91.82
Nissan Motor Car Carrier Co., Ltd.	Tokyo	International automobile transport	¥640	60.00
Nissan Trading Co., Ltd.	Yokohama, Kanagawa	Import and export of automobiles, parts, etc.	¥320	100.00
Nissan Financial Services Co., Ltd.	Chiba, Chiba	Automobile financing and leasing	¥16,387	100.00
Autech Japan, Inc.	Chigasaki, Kanagawa	Development, manufacture and sales of limited-edition automobiles	¥480	100.00
Nissan Real Estate Development Corporation	Tokyo	Real estate sales, purchase and leasing	¥1,000	70.50
Nissan Finance Co., Ltd.	Tokyo	Finance and accounting support	¥2,491	100.00
Aichi Nissan Motor Co., Ltd.	Nagoya, Aichi	Sales of automobiles and parts	¥4,000	100.00
Tokyo Nissan Motor Sales Co., Ltd.	Tokyo	Sales of automobiles and parts	¥3,400	100.00
Nissan Prince Tokyo Motor Sales Co., Ltd.	Tokyo	Sales of automobiles and parts	¥3,246	100.00
Nissan Satio Osaka Co., Ltd.	Osaka	Sales of automobiles and parts	¥2,000	100.00
Nissan Chuo Parts Sales Co., Ltd.	Yokohama, Kanagawa	Sales of automobile repair parts	¥545	80.61
Nissan Keihin Service Center Co., Ltd.	Ayase, Kanagawa	Inspection and service of new automobiles	¥215	100.00
Nissan Used Car Center Co., Ltd.	Zama, Kanagawa	Sales of used cars and parts	¥480	100.00
US				
Nissan North America, Inc.	Gardena, California	Management of North American subsidiaries, manufacture and sales of automobiles and parts	$1,791	100.00
Nissan Motor Acceptance Corporation	Torrance, California	Finance of wholesale and retail automobile sales in US	$499	100.00
Nissan Motor Corporation in Hawaii, Ltd.	Honolulu, Hawaii	Sales of automobiles and parts	$6	100.00
Nissan Capital of America, Inc.	Torrance, California	Financing for group companies	$1	100.00
Nissan CR Corporation	Farmington Hills, Michigan	Sales of automobiles and parts	$28	100.00
Nissan Technical Center North America, Inc.	Farmington Hills, Michigan	Research and development, testing	$16	100.00
Nissan Motor Insurance Corporation	Honolulu, Hawaii	Casualty insurance	$10	100.00
Nissan Forklift Co., North America	Marengo, Illinois	Manufacture and sales of forklifts and parts	$34	100.00
Canada				
Nissan Canada, Inc.	Mississauga, Ontario	Sales of automobiles and parts	CAN$68	100.00
Nissan Canada Finance Inc.	Mississauga, Ontario	Finance of wholesale and retail automobile sales in Canada	CAN$170	100.00
Mexico				
Nissan Mexicana, S.A. de C.V.	Mexico D.F.	Manufacture and sales of automobiles and parts	P17,056	100.00

*Percent of voting rights held by Nissan Motor Co., Ltd.

Europe				
Nissan Europe S.A.S.	Trappes, France	Management of European manufacturing and sales	€1,626	100.00
Nissan International Finance (Netherlands) B.V.	Amsterdam, The Netherlands	Financing for group companies	€13	100.00
Nissan France S.A.	Trappes, France	Sales of automobiles and parts	€4	94.77
Nissan Motor (GB) Ltd.	Rickmansworth, UK	Sales of automobiles and parts	£136	100.00
Nissan Holding (UK) Ltd.	Sunderland, UK	Holding company for English subsidiaries	€870	100.00
Nissan Italia S.p.A.	Rome, Italy	Sales of automobiles and parts	€5	100.00
Nissan Motor Manufacturing (UK) Ltd.	Sunderland, UK	Manufacture and sales of automobiles and parts	£250	100.00
Nissan Technical Center Europe Ltd.	Cranfield, UK	Research and development, testing	£15	100.00
Nissan Forklift Europe B.V.	Amsterdam, The Netherlands	Sales of forklifts and parts	€6	100.00
Nissan Motor Iberica, S.A.	Barcelona, Spain	Manufacture and sales of automobiles and parts	€725	99.74
Nissan Motor Espana, S.A.	Barcelona, Spain	Sales of automobiles and parts	€12	100.00
Nissan Forklift Espana, S.A.	Noain, Spain	Manufacture and sales of forklifts and parts	€9	100.00
Australia				
Nissan Motor Co. (Australia) Pty. Ltd.	Dandenong, Victoria	Sales of automobiles and parts	A$290	100.00
New Zealand				
Nissan New Zealand Ltd.	Auckland	Managing New Zealand subsidiaries; automobile sales	NZ$51	100.00
South Africa				
Nissan Motor Company South Africa (Pty) Ltd.	Rosslyn	Managing South African subsidiaries; automobile manufacturing and sales	R39	99.39
Middle East				
Nissan Middle East F.Z.E.	Dubai, UAE	Automobile sales	Dh2	100.00
Asia				
Nissan Motor (China) Ltd.	Hong Kong	Automobile sales	HK$16	100.00

Other consolidated subsidiaries	189 companies
Total consolidated subsidiaries	234 companies

Subsidiaries and affiliates accounted for by the equity method

as of Mar. 31, 2003

Company	Location	Principal Business	Capital (millions)	Nissan share*(%)
Japan				
Calsonic Kansei Corporation	Tokyo	Manufacture and sales of automotive parts	¥12,048	32.23
Nissan Diesel Motor Co., Ltd.	Ageo, Saitama	Manufacture and sales of automobiles and parts	¥13,603	23.22
Kinugawa Rubber Industrial Co., Ltd.	Chiba, Chiba	Manufacture and sales of automotive parts	¥5,654	20.48
Hashimoto Forming Industry Co., Ltd.	Yokohama, Kanagawa	Manufacture and sales of automotive parts	¥2,211	25.20
Ohi Seisakusho Co., Ltd.	Yokohama, Kanagawa	Manufacture and sales of automotive parts	¥2,766	29.06
Taiwan				
Yulon Motor Co., Ltd.	Miao Li County	Manufacture and sales of automobiles	NT$18,291	25.03
France				
Renault	Billancourt	Manufacture and sales of automobiles and parts	€1,086	15.00

Other subsidiaries and affiliates accounted for by the equity method	33
Total subsidiaries and affiliates accounted for by the equity method	40

*Percent of voting rights held by Nissan Motor Co., Ltd.

FOR FURTHER INFORMATION, PLEASE CONTACT

Investor Relations
Nissan Motor Co., Ltd.
Global Communications and
Investor Relations Department
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
phone: +81(0)3-5565-2334
fax: +81(0)3-3546-2669

JAPAN

Nissan Motor Co., Ltd.
Global Communications and
Investor Relations Department
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
phone: +81(0)3-5565-2141
fax: +81(0)3-3546-2669

NORTH AMERICA

Nissan North America, Inc.
Corporate Communications
18501 South Figueroa Street
Gardena, California 90248, U.S.A.
phone: +1(310)771-5631
fax: +1(310)516-7967

EUROPE

Nissan Europe S.A.S.
Communications Department
Parc de Pissaloup
13, Avenue Jean d'Alembert
B.P. 123
78194 Trappes cedex, France
phone: +33(0)1 30 13 67 70
fax: +33(0)1 30 13 68 70

Corporate Information Website
http://www.nissan-global.com/

Investor Relations Website
http://www.nissan-global.com/EN/IR/

This annual report is printed on recycled paper.

NISSAN

MOTOR COMPANY


NISSAN

Business Report

Year Ended March 31, 2003


2002

NISSAN MOTOR CO., LTD.

Contents

Cover: Teana



Letter from Management

The first year of NISSAN 180 is over, and the momentum of Nissan's revival continues to build.

Our company has produced record-setting financial results. In fiscal year 2002, Nissan achieved operating profits of 737 billion yen, a 50.7% increase over the prior year, resulting in a 10.8% operating margin that sets a new benchmark in the global automotive industry. Consolidated net income reached 495 billion yen. And for the first time in many years, we were able to report that Nissan's net automotive debt has been totally eliminated at constant accounting standards.

The revival of Nissan is a reality.

We are encouraged by the positive results produced during the first year of NISSAN 180, but we realize that our work is not finished. We are operating in an environment marked by a high level of volatility and uncertainty. Even though we have achieved two of our three NISSAN 180 commitments in the plan's first year, the commitment to sell an additional one million units will demand a keen focus and our best efforts in every region. The success of NISSAN 180 depends on its complete fulfillment.

As we begin fiscal year 2003, we do so with the confidence that Nissan's revival is providing real benefits to our customers, to our employees, to our business partners and to our shareholders. We have set a course for sustainable, profitable growth, and our vision for the future is clear. You can continue to expect the best from Nissan.



Yoshikazu Hanawa
Chairman



Carlos Ghosn
President and CEO

Facts and Figures

Global retail sales volume

(Thousand units)


2,597
Japan
US
Europe
Others
FY2001
2,771
FY2002
Japan
US
Europe
Others

	FY2002	FY2001
Global retail (Note 1)		Thousand units
Japan	816	714
US	726	719
Europe(Note2)	474	493
Others(Note2)	755	671
Total	2,771	2,597

Global vehicle production volume

(Thousand units)


2,499
FY2001
2,761
FY2002
Japan
US
Mexico
UK
Spain
Others

	FY2002	FY2001
Global production (Note 3)		Thousand units
Japan	1,444	1,273
US	393	363
Mexico	338	329
UK	303	290
Spain	96	110
Others	187	134
Total	2,761	2,499

Notes: 1. Global retail sales includes sales of vehicles locally assembled with knock down parts.
2. Europe and part of others are results of January-December.
3. All production figures based on April- March period.

Consolidated net sales

(Billions of yen)



6,196.2
FY2001
6,828.6
FY2002

Consolidated operating profit

(Billions of yen)



489.2
FY2001
737.2
FY2002

Consolidated ordinary profit

(Billions of yen)



414.7
FY2001
710.1
FY2002

Consolidated net income

(Billions of yen)



372.3
FY2001
495.2
FY2002

Net consolidated automotive debt

(Billions of yen)



431.7
FY2001
(8.6)(Note)
FY2002

Note:On the same accounting base as FY2001

Fiscal Year 2002 Business Review

Nissan is beginning the second year of NISSAN 180, the company's three-year plan aimed to establish sustainable, profitable growth. NISSAN 180 is building on the foundation laid by the Nissan Revival Plan, which began in April 2000.

The report on the first year of NISSAN 180 is one of rapid, positive momentum, particularly when compared to the status of Nissan at the start of the revival process.

- Three years ago, in fiscal year 1999, revenues were 5.98 trillion yen. For fiscal year 2002, revenues are 6.83 trillion yen.
- Three years ago, operating profit was 83 billion yen. At the end of fiscal year 2002, operating profit stands at 737 billion yen.
- Three years ago, Nissan's operating margin was 1.4%. Nissan's operating margin is now an industry-leading 10.8%.
- At the beginning of fiscal year 1998, before the Alliance with Renault, Nissan's net automotive debt was 2.1 trillion yen. The debt has been eliminated, and Nissan is 8.6 billion yen cash positive.

Consolidated Operating Profit
Fiscal Year 1998-2002
(Billions of Yen)


800
600
400
200
0
'98
'99
'00
'01
'02

Debt elimination is no longer a driver in the management of Nissan's business. Return on invested capital (ROIC)—the ratio between operating profit and automotive fixed assets, net working capital and cash—will become a more prominent management tool. Nissan has reached an ROIC level of 19.8%, which is currently at the top level in the global automotive industry. In terms of operating margin and ROIC, Nissan's objective is to remain the most profitable global automaker.

Net Consolidated Automotive Debt
(Billions of Yen)


Mar. '01
Mar. '02
Mar. '03
953
432
(8.6)

In fiscal year 2002, Nissan was the best-performing stock in the global automotive industry. Nissan's share price has doubled since the start of the Nissan Revival Plan in April 2000, even as the Nikkei stock index has slid 50%. At the Annual General Meeting in June 2003, shareholders are being asked to approve a dividend of 14 yen per share for fiscal year 2002, as announced in October 2002. (The annual dividend per share is planned to increase to 19 yen for fiscal year 2003 and to 24 yen for fiscal year 2004.)

Business performance during fiscal year 2002

In fiscal year 2002, Nissan sold 2,771,000 vehicles, up 174,000 units, an increase of 6.7% from fiscal year 2001 in a difficult environment. The full-year sales were 2.4% below the forecast made at the interim financial announcement last October and eight-tenths of a percent below the initial forecast made in May 2002. The sales deficit was mainly due to shortfalls in U.S. and European sales, particularly in the second half of the year.

Fiscal year 2002 marked the biggest product year in Nissan history, with 12 all-new models representing 21 regional product events. Sales and market share grew in each region except in Europe.

Japan

For fiscal year 2002, Nissan's domestics sales increased 14.3%, to 816,000 units, in a tough market where the total industry volume increased just eight-tenths of a percent. Excluding minicars, sales were 768,000, up 7.7%. The sales increase was driven by the six new models introduced—namely, Moco, Elgrand, Fairlady Z, Cube, Skyline Coupe and Teana. Each model met or exceeded its sales target.



Teana

Nissan's strategy in the entry-level segments has proven successful. The March made the most significant volume contribution, setting record sales of 158,000 units – the highest annual volume of any Nissan model sold in Japan for the past 12 years. The March was among the Top 10 best-selling cars every month since its launch in March 2002. The new Cube joined the March on the best-seller list during the last six months of the fiscal year.

For the full year, Nissan's market share rose to 19%, which is 1.1 percentage points above fiscal year 2001. This marks the first time Nissan increased its annual market share by more than 1% in 31 years. The quality of the sales was improved as well since the sales were mostly made on the merits of the products, without being inflated by additional incentives.

North America

In the United States, where products are sold in the Nissan and Infiniti channels, sales were up 1.1%, to 726,000 units, in a market that was down 1.9%.

The Infiniti Division realized its highest sales year since the division began in 1989. With record sales of 95,000 units, up 35% over the prior year, Infiniti was the fastest-growing luxury brand in the United States. Contributors included the FX45, the M45, and the new G35 Sedan and Coupe, which were in the spotlight after being named Motor Trend's Car of the Year. Infiniti incentives were the lowest in the industry's luxury segment.


G35 Coupe

In the Nissan Division, sales were down 2.7%, to 631,000 units. The Altima and 350Z continue to sell at a strong pace. Altima sales were up 30% over the prior year, at 204,000 units. The Z became the best-selling sports car in America, selling 23,000 units in its first eight months on the market. The Murano and the Maxima were launched during the last quarter of the fiscal year, so their sales will begin to make a significant contribution in fiscal year 2003. Stalled results were felt in the entry-level sedan and truck segments, where the Sentra, Frontier and Xterra compete. Those segments bore the brunt of record levels of industry incentives, so Nissan's volumes were lower than forecasted in those segments. Nissan's strategy continues to be based more on optimizing profitability than maximizing volumes.

Europe

In fiscal year 2002, Nissan sales dropped 3.8% to 474,000 units in a market where the total industry volume was down 2%. For the first three months of 2003, total Micra sales in Europe were up 42% compared to the same period in 2002. To meet the growing demand, Micra production capacity in the Sunderland Plant is being raised by 25% to 200,000 units.



Micra

General Overseas Markets

Including Mexico and Canada, sales in General Overseas Markets increased by 12.3% to 755,000 units.

In Mexico, sales in calendar year 2002 increased 11.1%.

In Canada, sales were up 12.4% over the prior year. Nissan's brand power was given a boost when the Z was recognized as Car of the Year and the Murano was named Truck of the Year. In the Infiniti Division, sales jumped 95%, and Infiniti outperformed all other luxury brands in Canada in year-over-year growth.



Murano

In China, sales were up 82.1% over fiscal year 2001.

In Brazil the Frontier became the first Nissan vehicle to be assembled locally at Renault's Curitiba plant. The April launch was a success, and the Frontier was named Brazil's Pickup of the Year.

Financial results

Consolidated revenues reached 6.83 trillion yen in fiscal year 2002, up 10.2% from fiscal year 2001, mainly due to higher volume and mix.

Consolidated operating profits improved by 50.7% to a record 737 billion yen, compared to fiscal year 2002. The operating margin came to 10.8%, again exceeding the NISSAN 180 commitment to reach 8% over the three years of the plan. This strong performance puts Nissan at the top level of operating performance in the global automotive industry.

On a regional basis, each of the four regions reported improved performance.

In Japan, operating profits came to 390.6 billion yen, compared to 289.7 billion yen in fiscal year 2001.

In North America, which includes the United States and Canada, profitability came to 242 billion yen, compared to 158.9 billion yen in the prior year.

European performance continues to improve. Europe increased operating profits from 3.2 billion yen in fiscal year 2001 to 21.9 billion yen in fiscal year 2002.

In General Overseas Markets, Nissan made an operating profit of 77.6 billion yen, compared to 57.8 billion yen in the prior year.

Net income after tax came to 495 billion yen, representing an earnings-per-share of 117.75 yen.

In fiscal year 2002, Nissan was the best-performing stock in the global automotive industry.

Expansion in fiscal year 2003

Fiscal year 2003 will mark the start of a dynamic period in the life of Nissan.

In the coming year, operations will start at the joint venture we are establishing with Dong Feng Corporation in China. Through that new company, Dongfeng Motor Company, Nissan plans to launch six models by 2006, all of which will be manufactured locally. The Sunny is the first model to be launched. Nissan's expansion in this rapidly developing market is a long-term investment with great potential. By the year 2006, Nissan is targeting sales of 550,000 vehicles in China. The Chinese market represents a significant growth and profit opportunity.

In the United States, the brand-new plant in Canton, Mississippi, is now in production. The first all-new Quest minivan will go on sale in July.

2003 will be the "Year of the United States." Five of the six new models Nissan will launch in the U.S. market will be built in Canton; the Z Roadster is the sixth. Each new model will be launched in high-volume, high-profit segments. Since Nissan has not participated in the full-size vehicle segments where the Titan King Cab, Titan Crew Cab, Pathfinder Armada and Infiniti full-size sport utility vehicle will compete, incremental sales and profits are expected to make a significant contribution to performance in fiscal year 2003.

Conclusion

In 2003, Nissan's 70th anniversary year, the company's vision has never been clearer. Like NRP, NISSAN 180 is designed to build for the future. The company has removed the burden of debt and is now focusing on providing a top level of return on invested capital. A lean cost base and an ability to offer attractive products are essential for the company's competitiveness. Nissan will continue to fine-tune the same tools, the same management practices and the same level of commitment that have contributed to its revival. The company has significantly increased its capital expenditures, investing in assets that will generate tomorrow's sales and profits.

NISSAN 180 is setting a course for sustainable, profitable growth that will enrich people's lives.

Consolidated Financial Statements

Consolidated Balance Sheets

(As of March 31, 2003)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ASSETS	
Current assets	**3,700,057**
Cash on hand and in banks	268,433
Notes & accounts receivable	501,127
Finance receivables	1,896,953
Marketable securities	1,420
Inventories	543,608
Deferred tax assets	176,571
Other current assets	311,945
Fixed assets	**3,646,989**
Property, plant and equipment	2,989,334
Intangible assets	42,000
Investment securities	267,046
Long-term loans receivable	14,099
Deferred tax assets	191,262
Other fixed assets	143,248
Deferred assets	**2,137**
Total assets	**7,349,183**
LIABILITIES	
Current liabilities	**2,921,818**
Notes & accounts payable	656,411
Short-term borrowings	1,315,222
Deferred tax liabilities	6
Other current liabilities	950,179
Long-term liabilities	**2,530,610**
Bonds and debentures	778,160
Long-term borrowings	825,086
Deferred tax liabilities	262,459
Accrued warranty costs	154,582
Accrued retirement benefits	433,266
Other long-term liabilities	77,057
Total liabilities	**5,452,428**
Minority interests in consolidated subsidiaries	**88,451**
SHAREHOLDERS' EQUITY	
Common stock	**605,814**
Capital surplus	**804,470**
Retained earnings	**878,655**
Unrealized holding gain on securities	**1,831**
Translation adjustments	**(320,276)**
Treasury stock	**(162,190)**
Total shareholders' equity	**1,808,304**
Total liabilities, minority interests & shareholders' equity	**7,349,183**

Note. 1. The amount of short-term borrowings includes current maturities of long-term borrowings, bonds and debentures, and commercial paper.
2. The "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" has been applied effective April 1, 2002.

Consolidated Statements of Income
(FY2002)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
Net sales	**6,828,588**
Cost of sales	**4,872,324**
Gross profit	**1,956,264**
Selling, general and administrative expenses	1,219,034
Operating income	**737,230**
Non-operating income	**60,770**
Interest and dividends income	8,520
Equity in earnings of unconsolidated subsidiaries & affiliates	11,395
Other non-operating income	40,855
Non-operating expenses	**87,931**
Interest expense	25,060
Amortization of net retirement benefit obligation at transition	23,923
Other non-operating expenses	38,948
Ordinary income	**710,069**
Extraordinary gains	**89,243**
Extraordinary losses	**104,688**
Income before income taxes and minority interests	**694,624**
Income taxes	**113,185**
Income taxes deferred	**85,513**
Minority interest	**761**
Net income	**495,165**

Consolidated Statements of Cash Flows

(FY2002)

[in millions of Yen, ( ) indicates out flows]

	Amount
Operating activities	
Income before income taxes and minority interests	694,624
Depreciation and amortization	371,125
Provision for doubtful receivables	(503)
Loss on devaluation of investments	769
Interest and dividend income	(8,520)
Interest expense	80,255
Gain on sales of property, plant and equipment	(58,796)
Loss on disposals of property, plant and equipment	15,587
Gain on sales of investment securities	(4,324)
Decrease in trade receivables	44,989
Increase in sales finance receivables	(327,357)
Increase in inventories	(28,404)
Increase in trade payables	36,877
Amortization of net retirement benefit obligation at transition	23,923
Retirement benefit expenses	100,629
Retirement benefits paid	(86,917)
Business restructuring costs paid	(4,644)
Others	(77,897)
Sub-total	**771,416**
Interest and dividends received	8,238
Interest paid	(80,902)
Income taxes paid	(123,374)
Total	**575,378**
Investing activities	
Decrease in short-term investments	789
Purchases of fixed assets	(377,929)
Proceeds from sales of property, plant and equipment	98,699
Purchases of leased vehicles	(483,704)
Proceeds from sales of leased vehicles	259,075
Collection of long-term loans receivable	13,097
Long-term loans made	(11,343)
Purchases of investment securities	(32,053)
Proceeds from sales of investment securities	45,263
Proceeds from sales of subsidiaries' stock resulting in changes in the scope of consolidation	8,395
Additional acquisition of shares of consolidated subsidiaries	(692)
Others	(34,971)
Total	**(515,374)**
Financing activities	
Decrease in short-term borrowings	(54,310)
Increase in long-term borrowings	534,053
Increase in bonds and debentures	85,000
Repayment or redemption of long-term debt	(524,115)
Purchases of treasury stock	(58,383)
Proceeds from sales of treasury stock	5,670
Repayment of lease obligations	(9,879)
Cash dividends paid	(50,800)
Total	**(72,764)**
Effect of exchange rate changes on cash and cash equivalents	**654**
Decrease in cash and cash equivalents	**(12,106)**
Cash and cash equivalent at beginning of the year	**279,653**
Increase due to inclusion in consolidation	**2,297**
Decrease due to exclusion from consolidation	**(27)**
Cash and cash equivalent at end of the year	**269,817**

2.
Notice of convocation of the 104th ordinary general meeting of shareholders, an attached document

(This is a translation of the original Japanese-language document distributed to shareholders in Japan.)

1. Eigyo-Houkokusho

1 Review of the Fiscal Year 2002

(1) Operations and results

In fiscal year 2002 ended March 31 2003, total demand for automobiles in the Japan market (including mini cars) increased by 0.8% from the previous year, to 5,870,000 units.

Total automotive exports from Japan (including mini cars) increased by 12.3%, to 4,770,000 units.

Nissan's domestic sales volume (including mini cars) increased by 14.3% from the previous year to 816,000 units. Market share (including mini cars) came to 13.9%, up 1.7 point compared to fiscal year 2001.

The number of Nissan's export vehicles increased by 20.2%, to 694,000 units.

Nissan's global sales volume increased by 6.7%, to 2,771,000 units.

Nissan's global production volume was 2,761,000 units, increased by 10.5%, from the previous year. Nissan's domestic production volume was 1,444,000 units, an increase of 13.5% while overseas production volume increased by 7.4%, to 1,317,000 units.

Nissan's non-consolidated sales of the automobile divisions including overseas production parts, components and accessories and repair parts was 3,386.6 billion yen, an increase of 13.4 % from the previous year, mainly due to higher volume and mix.

Nissan's non-consolidated total sales including Industrial Machinery came to 3,419.0 billion yen, an increase of 13.2 % from the previous year.

As for Nissan's non-consolidated financial results for the fiscal year 2002 ended March 31, 2003, the company recorded the improvement from the previous year in operating profit of 316.0 billion yen as the NISSAN 180 was working well, and in ordinary profit of 293.0 billion yen. Net income before taxes came to

129.4 billion yen.

Net income after taxes resulted to 72.8 billion yen, down 110.5 billion yen from the previous year. Last fiscal year, net income after taxes included income taxes and income taxes deferred, amounting to profit of 110.4 billion yen. For this fiscal year, net income after taxes is calculated based on normal tax rate, without any other factors.

We propose to increase a year-end dividend by 2 yen per share from the previous year to 10 yen as we announced on October 23, 2002.

(2) Sales by Division

	Value (¥ billion)	Percentage of sales (%)	Year-on-Year percentage (%)
Automobile Division			
Vehicles	2,645.5	77.4	115.7
Overseas production parts and components	306.5	9.0	99.1
Accessories and repair parts	279.8	8.2	100.0
Others	154.7	4.5	138.7
Automobile Division: total	3,386.6	99.1	113.4
Other Divisions			
(Industrial Machinery)			
Other Divisions: total	32.4	0.9	99.0
Grand total	3,419.0	100.0	113.2

Notes: 1. The stated value figures have been rounded down to the nearest 100 million yen.
2. The category 'Others' in Automobile Division consists of receivable royalties, equipment and tools for production.

(3) Capital investment

Capital investment on a non-consolidated basis in the fiscal year 2002 ended March 31, 2003, totaled 99.8 billion yen, concentrated on development of new products, safety and environmental technology and on efficiency inprovement of the production system.

(4) Business Funding

Nissan issued 85.0 billion yen straight bond in the domestic capital market. Proceeds were used for investments, group loans, and bond redemption. Also we increased from USD1.15 billion to USD1.65 billion the global committed facility that we can draw down funds in multi-currency such as JPY, USD and Euro.

(5) Financial Performance Highlights

(Billions of yen , except per share amounts)

	FY1999	FY2000	FY2001	FY2002
Net sales	2,997.0	2,980.1	3,019.8	3,419.0
Net income (loss)	(790.0)	187.4	183.4	72.8
Net income (loss) per share [yen]	(204.93)	47.14	45.61	16.09
Total assets	3,563.8	3,576.4	3,915.0	3,933.9
Shareholders' equity	1,263.0	1,450.1	1,829.0	1,798.7
Shareholders' equity per share [yen]	317.57	364.61	404.94	402.65

* FY2002 covers the period from April 1, 2002 to March 31, 2003.

Notes: 1. Figures have been rounded down to the nearest 100 million yen.
2. ( ) indicates a loss
3. Net income (loss) per share amounts are based on the average number of shares outstanding during the fiscal year. Shareholders' equity per share have been calculated according to the numbers of shares outstanding as of the end of FY2001 and FY2002, which does not include that of treasury stock.
Net income per share and shareholders' equity per share have been calculated based on the net income shown in the statement of income and the total shareholders' equity in the balance sheets reduced by bonuses to directors and corporate auditors to be paid as appropriations of retained earnings.
4. For the fiscal year 2000, the main factor increasing net income was an effect of Nissan Revival Plan which was going faster than forecast and which was bringing a new momentum to the company worldwide.
5. For the fiscal year 2001, the main factors leading to the increase in shareholders' equity per share are the net income and exercise of the warrants by Renault. Net income is unchanged from previous year despite higher operating profit due to the re-evaluation of investment securities in subsidiaries.
6. For the fiscal year 2002, the main factor decreasing net income despite higher net income before tax was described in Section (1).

2 Issues and Outlook for the Fiscal Year Ahead

In fiscal year 2003, Nissan plans to launch 10 all-new products, representing a total of 23 regional product events worldwide. In the second full year of NISSAN 180, global sales volume is expected to increase significantly as the company enters new market segments.

In Japan, economic conditions are expected to continue to be challenging, resulting in a flat market for the auto industry. Nissan plans to increase our sales through the launch of six new models in FY03, including two mini commercial vehicles that should broaden its presence in the mini-vehicle market. The company will also begin its renewal in the minivan segment with the launch of the all-new Presage.

In the United States, the startup of our new plant in Canton, Mississippi, will allow Nissan to enter high-volume, full-size vehicle segments where the company has had no presence in the past. Nissan will also reenter the minivan segment with the launch of the all-new Quest. Both the Nissan and Infiniti brands are expected to achieve significant volume gains, due to the six new products that will be launched in the U.S.

In Europe, the market is expected to continue to be uncertain. Restoring profitability will remain a priority. The new Micra is expected to be a solid contributor to this region's performance.

Growth is anticipated in the General Overseas Markets. Nissan's new joint venture with Dong Feng Corporation will boost the company's expansion into the Chinese market and provide opportunities for growth and profitability.

In FY03, the company will continue to implement the NISSAN 180 business plan, which sets forth three commitments:

- 1 million additional unit sales worldwide on an annualized basis by the end of FY04, measured between October 2004 and September 2005 compared to FY01 for Nissan and associated brands;
- an 8% consolidated operating margin in FY04 on constant accounting standards, positioning Nissan among the top rank of global automakers; and
- zero net consolidated automotive debt on constant accounting standards.

Two of the commitments have been achieved in FY02: Nissan has surpassed the 8% operating margin commitment, and net consolidated automotive debt has been totally eliminated.

Nissan has been able to achieve performance that is trending in a positive direction. The support and continuing involvement of shareholder is appreciated.

3 Corporate Data

(as of fiscal year-end, March 31, 2003).

(1) Principal Business Operations

The Company's business divisions and principal products are as follows:

<table>
<tr><th colspan="2">Division</th><th>Principal products</th></tr>
<tr><td rowspan="4">Automobile Division</td><td>Passenger cars</td><td>Cima, Cedric, Gloria, Teana, Skyline, Crew, Bluebird Sylphy, Primera, Primera Wagon, Sunny, March, Stagea, Avenir, Wingroad, Elgrand, Serena, Presage, Bassara, Liberty, Tino, Cube, Safari, X-trail, Moco, Fairlady Z</td></tr>
<tr><td>Commercial vehicles</td><td>Expert, AD Van, Caravan, Vanette, Atlas, Civilian</td></tr>
<tr><td>Overseas production parts and components</td><td>Various production parts and components for overseas plants</td></tr>
<tr><td>Accessory and repair parts</td><td>Various service parts for domestic and overseas use</td></tr>
<tr><td colspan="2">Industrial Machinery</td><td>Gasoline, diesel and battery-powered forklifts</td></tr>
</table>

(2) Principal Offices, Facilities and Factories in Japan

Registered Head Office: 2, Takara-cho, Kanagawa-ku, Yokohama, Kanagawa Prefecture

Office / Facility / Factory	Location
Corporate Headquarters	Tokyo
Yokohama Plant	Kanagawa Prefecture
Oppama Plant, Wharf and Central Engineering Laboratories	Kanagawa Prefecture
Tochigi Plant	Tochigi Prefecture
Kyushu Plant and Kanda Wharf	Fukuoka Prefecture
Iwaki Plant	Fukushima Prefecture
Zama Operations Office	Kanagawa Prefecture
Nissan Technical Center	Kanagawa Prefecture
Hokkaido Proving Grounds	Hokkaido
Sagamihara Parts Center	Kanagawa Prefecture
Honmoku Wharf	Kanagawa Prefecture
Nissan Education Center	Kanagawa Prefecture

(3) Share Data

① Number of authorized shares 6,000,000,000

② Number of shares issued 4,520,715,112
(including 3,669,902 new shares issued through conversion of convertible bonds).

③ Number of shareholders 119,440
(a increase of 5,408 compared with the previous fiscal year-end).

④ Principal Shareholders

		Number of shares (thousands)	% of voting rights held
1.	Renault	2,004,000	44.9
2.	The Master Trust Bank of Japan, Ltd.(Trust)	185,546	4.2
3.	Japan Trustee Services Bank Ltd.(Trust)	146,687	3.3
4.	The State Street Bank and Trust Company	130,047	2.9
5.	The Dai-ichi Mutual Life Insurance Company	86,958	1.9
6.	Nippon Life Insurance Company	78,475	1.8
7.	Sompo Japan Insurance Inc.	63,528	1.4
8.	The Chase Manhattan Bank N.A. London S.L. Omnibus A/C	62,707	1.4
9.	Moxley & Co.	61,886	1.4
10.	UFJ Trust Bank Limited (Trust A)	60,757	1.4

Nissan's Investments in its Principal Shareholders

		Number of shares (thousands)	% of voting rights held
1.	Renault	—	—
2.	The Master Trust Bank of Japan, Ltd.(Trust)	—	—
3.	Japan Trustee Services Bank Ltd.(Trust)	—	—
4.	The State Street Bank and Trust Company	—	—
5.	The Dai-ichi Mutual Life Insurance Company	—	—
6.	Nippon Life Insurance Company	—	—
7.	Sompo Japan Insurance Inc.	—	—
8.	The Chase Manhattan Bank N.A. London S.L. Omnibus A/C	—	—
9.	Moxley & Co.	—	—
10.	UFJ Trust Bank Limited (Trust A)	—	—

Notes: 1. The number of shares has been rounded down to the nearest thousand.
2. Nissan Motor Co., Ltd. acquired 42,740 thousand shares of Renault through Nissan's wholly owned subsidiary, Nissan Finance Co., Ltd.

(4) Acquisition, disposal etc, and holding of treasury stock

① Treasury stock acquired

Acquisition of Own Shares according to the resolution provided for in Paragraph 1 of Article 210 of the Commercial Code

Ordinary share ....64,258,700 shares

Total value of treasury stock acquired.........58,267 million yen

Acquisition by the purchase of fractional unit shares

Ordinary share ....314,839 shares

Total value of treasury stock acquired ....288 million yen

② Treasury stock disposed

Ordinary share ....10,234,650 shares

Total value of treasury stock disposed...........8,731 million yen

③ Treasury stock as of March 31, 2003

Ordinary share ....54,512,876 shares

(5) Employee Information

Number of employees	Change from the previous year	Average age	Average years of service
31,128(423)*1	(763)*2	40.6	19.7

Notes: 1. Number of employees is a employees head count. ( )*1 indicates a part-time worker in the end of a term. (not included in number of employees)

2. ( )*2 indicates a increase.

(6) Principal Group Companies

① List of name, capital, ratio of voting rights held, main business

Company name main business	Capital [¥ millions]	% ratio of voting rights held
JATCO Ltd. Manufacture/sale of auto parts	29,935	81.8
Nissan Financial Services Co., Ltd Leasing and financing of vehicles	16,387	100.0
Nissan Diesel Motor Co., Ltd. Manufacture/sale of vehicles and auto parts	13,603	(22.7)
Calsonic Kansei Corporation Manufacture/sale of auto parts	12,048	32.2
Aichi Machine Industry Co., Ltd. Manufacture/sale of auto parts	8,518	41.8
Nissan Shatai Co., Ltd. Manufacture/sale of vehicles and auto parts	7,904	43.4
Nissan Finance Co., Ltd. Financial and accounting service for group companies	2,491	100.0
Nissan Kohki Co., Ltd. Manufacture/sale of auto parts	2,020	(90.9)
Aichi Nissan Motor Corporation Sale of vehicles and auto parts	4,000	100.0
Tokyo Nissan Motor Corporation Sale of vehicles and auto parts	3,400	100.0
Nissan Prince Tokyo Motor Sales Co., Ltd. Sale of vehicles and auto parts	3,246	100.0
Nissan Satio Osaka Co., Ltd. Sale of vehicles and auto parts	2,000	(100.0)

Company name main business	Capital [millions]	% ratio of voting rights held
Nissan North America, Inc. Headquarters for North American operations Manufacture/sale of vehicles and auto parts	US$ 1,791	100.0
Nissan Motor Acceptance Corporation Retail and wholesale vehicle financing in the U.S	US$ 499	(100.0)
Nissan Forklift Corporation, North America Manufacture/sale of industrial machinery, industrial engines and parts	US$ 34	(100.0)
Nissan Technical Center North America, Inc. Vehicle R&D, evaluation, certification	US$ 16	(100.0)
Nissan Canada, Inc. Sale of vehicles and auto parts	C$ 68	(100.0)
Nissan Mexicana, S.A. de C.V. Manufacture/sale of vehicles and auto parts	Peso 17,056	(100.0)
Nissan Motor Manufacturing (UK) Ltd. Manufacture/sale of vehicles and auto parts	£ 250	(100.0)
Nissan Motor (GB) Ltd. Sales of vehicles and auto parts	£ 136	(100.0)
Nissan Technical Centre Europe Limited Vehicle R&D, evaluation, certification	£ 15	(100.0)
Nissan Europe S.A.S. Headquarters for European sales and manufacturing operations	Euro 1,626	100.0
Nissan Motor Ibérica, S.A. Manufacture/sale of vehicles and auto parts	Euro 725	(99.7)
Nissan Motor Co. (Australia) Pty. Ltd. Sale of vehicles and auto parts	A$ 290	100.0

Notes: 1. The figures for capital are rounded down to the nearest unit.
2. ( ) indicates that the figure includes indirect ownership.
3. JATCO TransTechnology Ltd. changed its name to JATCO Ltd. on April 1, 2002.

② Operations and Results

(Consolidated Financial Summary)

Nissan Motor has 234 consolidated subsidiaries (297 in the previous fiscal year) and 40 subsidiaries and affiliates (49 in the previous fiscal year) accounted for by the equity method.

Consolidated net sales is 6,828.5 billion yen, an increase of 632.3 billion yen compared to the previous fiscal year.

Consolidated net income is 495.1 billion, an increase of 122.9 billion yen compared to the previous fiscal year.

③ Operations and Results

(Principal Developments within The Nissan Group)

Ratio of voting rights held of Nissan Motor Co., Ltd. in JATCO Ltd. decreased from 99.7% to 81.8% after exchange of shares between JATCO Ltd. and Diamondmatic Co., Ltd. on July 1, 2002, which made Mitsubishi Motors Corporation 18% shareholder of JATCO Ltd.

Diamondmatic Co., Ltd. was established by dividing AT/CVT operations from Mitsubishi Motors Corporation on April 1, 2002.

JATCO Ltd. merged with Diamondmatic Co., Ltd. on April 1, 2003, aiming at boosting JATCO's global competitiveness as an AT/CVT manufacturer by merging development and production operations of Diamondmatic Co., Ltd. with those of JATCO.

The capital of Nissan Financial Services Co., Ltd. was increased by an injection in order to enhance their financial position.

Nissan Motor Co., Ltd. established Nissan Europe S.A.S. on August 13, 2002 as a new European regional headquarters that own and manage the majority of Nissan's group companies in Europe. Nissan Europe N.V. was liquidated on March 19, 2003 due to the establishment of new company.

Nissan Motor Co., Ltd. exchanged all the shares held of Unisia JECS Corporation with the shares of Hitachi, Ltd. on October 1, 2002, allowing Hitachi, Ltd. to strengthen their automotive product business.

④ Principal Tie-up Relationship

Corporate name of partner	Scope of tie-up	Contract date
Renault	Broad automotive business alliance, including capital participation	March 1999

(7) Major Lenders

	Amount of outstanding loan [¥ billions]	Number of shares of the Company held ['000s]	% of voting rights held
1. Development Bank of Japan	43.0	–	–
2. Mizuho Corporate Bank	42.2	–	–
3. The Dai-ichi Mutual Life Insurance Company	25.7	86,958	1.9
4. Nippon Life Insurance Company	15.0	78,475	1.8
5. Meiji Life Insurance Company	13.0	1,012	0.0
6. Sumitomo Life Insurance Company	10.0	1,126	0.0
7. The Yasuda Mutual Life Insurance Company	9.0	10,000	0.2
8. Mitsui Mutual Life Insurance Company	4.0	7	0.0
9. Asahi Mutual Life Insurance Company	3.0	–	–

Note: The figures for loan amounts and number of shares have been rounded down to the nearest unit.

(8) Directors and Statutory Auditors

Officer	Responsibilities
Chairman	
Yoshikazu Hanawa*	
President and CEO	
Carlos Ghosn*	Japan Operations(MC-J), Human Resources, Alliance Coordination, Global Communications and IR Support, Organization and Administrative efficiency, Global Internal Audit, China Operations
Directors	
Itaru Koeda	Purchasing, Administration for Affiliated Companies (MC-AFL)
Nobuo Okubo	Customer Service, Research, Technology and Engineering Development (Vehicle & Powertrain), 3-3-3 Promotion(Vehicle & Powertrain),
Norio Matsumura	Global Sales and Marketing, North American Operations(MC-NA), GOM Operations (MC-GOM), Global Aftersales Business
Patrick Pelata	Planning and Design, European Operations (MC-E)
Thierry Moulonguet	CFO, Finance, Treasury, Global IS
Tadao Takahashi	Manufacturing (Vehicle & Powertrain), SCM (Supply Chain Management), Industrial Machinery, Marine
Shemaya Levy	
Statutory Auditors	
Hiroshi Moriyama	Full time
Haruhiko Takenaka	Full time
Keishi Imamura	Full time
Hideo Nakamura	

Notes: 1. * indicates a representative director.
2. Shemaya Levy is outside director provided the 7-2 for in Paragraph 2 of Article 188 of the "the Commercial Code."
3. Haruhiko Takenaka, Keishi Imamura and Hideo Nakamura are outside statutory auditors provided for in Paragraph 1 of Article 18 of the "Act Providing an Exception to the Commercial Code for Auditing Stock Companies."
4. # indicates Directors newly elected at the 103rd Ordinary General Meeting of Shareholders, held on June 20, 2002.
5. During the fiscal year (FY2002) the following Directors retired from the Company:

Position at Time of Leaving	Name	Responsibilities at Time of Leaving	Date of Leaving
Director	Hisayoshi Kojima	Assistant to President	June 20, 2002 (resigned)

6. On April 1, 2003, certain responsibilities of the Directors were changed. The system of Directors after the change is as follows:

Officer	Responsibilities
Chairman	
Yoshikazu Hanawa*	
President and CEO	
Carlos Ghosn*	Japan Operations(MC-J), Product Strategy and Product Planning, Customer Service, Human Resources, Alliance Coordination, Global Communications and IR Support, Organization and Administrative efficiency, Global Internal Audit, China Operations
Directors	
Itaru Koeda	Purchasing, Administration for Affiliated Companies (MC-AFL)
Nobuo Okubo	Research, Technology and Engineering Development (Vehicle & Powertrain), Cost Engineering(3-3-3 Promotion)
Norio Matsumura	Global Sales and Marketing, North American Operations(MC-NA), Global Aftersales Business, MC-Dealer
Patrick Pelata	Planning and Design European Operations(MC-E)
Thierry Moulonguet	CFO, Treasury, Global IS
Tadao Takahashi	Manufacturing (Vehicle & Powertrain), SCM (Supply Chain Management), Industrial Machinery, Marine
Shemaya Levy	
Statutory Auditors	
Hiroshi Moriyama	Full time
Haruhiko Takenaka	Full time
Keishi Imamura	Full time
Hideo Nakamura	

Notes: 1. * indicates a representative director.
2. Toshiyuki Shiga, a corporate officer, assumed the position of responsible for "GOM Operation", and Alain-Pierre Raynaud, a corporate officer, assumed the position of responsible for "Finance" as from April 1, 2003.

(9) The amount of compensation paid to Directors and Statutory Auditors

Director	9 members	1,315 million yen
Statutory Auditors	4 members	73 million yen

Note: In addition to above, company paid 390 million yen as compensation by profit appropriation to directors (8 persons) and 148 million yen as retirement allowance to director who had resigned (1 person).

4 Important Events Subsequent to the Balance Sheet Date

Issuance of Shin-kabu-Yoyaku-Ken

On April 23,2003, the Board of Directors of the Company has resolved to issue Shin-Kabu-Yoyaku-Ken on May 7,2003, to employees of the Company, as well as directors and employees of its subsidiaries as stock options without value in accordance with the Article 280-20 and 280-21 of the Commercial Code and the resolution of the 103rd Annual General Meeting of Shareholders dated June 20,2002. The outlines of Shin-kabu-Yoyaku-Ken are as follows:

<The Outlines of Shin-Kabu-Yoyaku-Ken>

1) Name of Shin-Kabu-Yoyaku-Ken:
   Nissan Motor Co., Ltd. 1st Shin-Kabu-Yoyaku-Ken
2) Kind and number of shares to be issued upon exercise of Shin-Kabu-Yoyaku-Ken:
   12,430,000 common shares of the Company
3) Aggregate number of units of Shin-Kabu-Yoyaku-Ken to be issued:
   124,300 units
4) Issue price of each Shin-Kabu-Yoyaku-Ken and Issue Date:
   Each Shin-Kabu-Yoyaku-Ken is to be issued for no value. The date of issuance of Shin-kabu-Yoyaku-Ken shall be May 7th, 2003.
5) Amount to be paid upon exercise of each Shin-Kabu-Yoyaku-Ken:
   93,200 Yen per Shin-Kabu-Yoyaku-Ken
   932 Yen per share
6) The number of persons and allotted number of Shin-Kabu-Yoyaku-Ken subject to this placement shall be as follows:

Targeted person classification	Number of persons	Number of allotted Shin-Kabu-Yoyaku-Ken
Employees of the Company	548	104,100
Directors of subsidiaries of the Company	101	19.400
Employees of subsidiaries of the Company	5	800
Total	654	124,300

2. Non-consolidated Balance Sheets
(As of March 31, 2003)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ASSETS	
Current assets	**1,850,622**
Cash on hand and in banks	155,950
Notes receivable	42
Accounts receivable	277,415
Finished products	50,100
Work in process	22,882
Raw materials & supplies	26,444
Deferred tax asset	21,708
Short-term loans receivable	1,238,223
Other accounts receivable	78,841
Other current assets	19,110
Allowance for doubtful accounts	(40,098)
Fixed assets	**2,078,727**
Property, plant & equipment	**561,479**
Buildings	135,577
Structures	30,320
Machinery & equipment	169,420
Vehicles	8,723
Tools, furniture and fixtures	42,999
Land	147,701
Construction in progress	26,736
Intangible assets	**26,441**
Utility rights	146
Software	25,499
Other intangible assets	796
Investments & other assets	**1,490,806**
Investments in securities	78,080
Investments in subsidiaries	1,234,547
Long-term loans receivable	21,117
Long-term prepaid expenses	18,478
Deferred tax asset	149,895
Other investments	11,324
Allowance for doubtful accounts	(22,637)
Deferred assets	**4,643**
Bond issue discount and expenses	4,643
Total assets	**3,933,993**

	Amount
LIABILITIES	
Current liabilities	**917,909**
Notes payable	1,100
Accounts payable	365,481
Current maturities of long-term borrowings	75,445
Commercial paper	132,000
Current maturities of bonds	80,000
Other accounts payable	30,089
Accrued expenses	159,688
Deposits received	3,709
Employees' savings deposits	60,530
Other current liabilities	9,864
Long-term liabilities	**1,217,367**
Bonds	812,400
Long-term borrowings	89,718
Long-term deposits received	1,914
Accrued warranty costs	63,124
Accrued retirement benefits	250,210
Total liabilities	**2,135,276**
SHAREHOLDERS' EQUITY	
Common stock	**605,813**
Capital surplus	**804,470**
Capital reserve	804,470
Retained earnings	**436,854**
Legal reserve	53,838
General reserve	63,383
Reserve for reduction of replacement cost of specified properties	56,955
Reserve for losses on overseas investments	5,593
Reserve for special depreciation	834
Unappropriated retained earnings	319,631
<Net income>	<72,869>
Unrealized holding gains on securities	**1,533**
Treasury stock	**(49,955)**
Total shareholders' equity	**1,798,716**
Total liabilities & shareholders' equity	**3,933,993**

3. Non-consolidated Statements of Income
(FY2002)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ORDINARY INCOME/LOSS	
Operating revenue/expenses	
Operating revenue	**3,419,068**
Net sales	3,419,068
Operating expenses	**3,103,009**
Cost of sales	2,683,120
Selling, general and administrative expenses	419,888
Operating income	**316,059**
Non-operating income/expenses	
Non-operating income	**25,938**
Interest and dividend income	10,888
Other non-operating income	15,049
Non-operating expenses	**48,923**
Interest expense	15,428
Amortization of retirement benefit obligations at transition	18,218
Other non-operating expenses	15,276
Ordinary income	**293,073**
EXTRAORDINARY GAINS/LOSSES	
Extraordinary gains	**73,030**
Gains on sales of property, plant and equipment	58,216
Other extraordinary gains	14,814
Extraordinary losses	**236,690**
Devaluation loss on investments and receivables	183,183
Loss from returning the substitutional portion of Welfare Pension Fund plan	30,945
Other extraordinary losses	22,562
Income before income taxes	**129,413**
Income taxes	11,707
Income taxes deferred	44,837
Net income	**72,869**
Retained earnings brought forward	267,452
Losses on disposal of treasury stock	2,664
Interim cash dividend	18,026
Unappropriated gain	**319,631**

Notes to non-consolidated financial statements

1. As for the amount, less than 1,000,000Yen is rounded down.
2. Monetary receivables from and payables to subsidiaries:

Short-term monetary receivables:	Yen	1,440,295 million
Long-term monetary receivables:	Yen	18,010 million
Short-term monetary payables:	Yen	59,487 million
Long-term monetary payables:	Yen	15 million

3. Accumulated depreciation of property, plant and equipment amounted to Yen 1,263,599 million.
4. In addition to the fixed assets recorded in the balance sheet, there are principal fixed assets held under lease contracts including computers, certain dies ,equipment used in automobile production and welfare facilities.
5. Principal assets denominated in foreign currencies:
   Investments in subsidiaries: Yen 988,698 million
   Major foreign currency investments:

M.Pesos	17,056,379 thousand
US$	1,847,126 thousand
EUR	1,693,809 thousand

   Investments in securities: Yen 34,077 million
   Major foreign currency investments:

NT$	3,949,282 thousand
BAHT	2,318,027 thousand

6. Assets pledged as collateral:
   Investments in securities: Yen 10,968 million
7. As endorser of documentary export bills discounted with banks: Yen 1,365 million
8. Guarantees and other items: ( ) refers to those relating to subsidiaries
   - Guarantees total yen 455,955 million (yen 254,657 million), including yen 175,625 million in employee's residence mortgages which are insured in full and yen 25,500 million mortgages with pledge.
   - Commitment to provide guarantees total yen 1,539 million
   - Letter of awareness and others total yen 26,710 million (yen 26,635 million)
   - Letter of awareness concerning ABS total yen 366,755 million (yen 242,675 million)

   The Company entered into Keepwell Agreements with certain overseas finance subsidiaries to support their credibirity.
   Liabilities of such subsidiaries totaled yen 1,554,878 million
9. Balance and exercise price of warrant in accordance with bond with warrant attached (as of balance sheet date)

	Balance of warrant	Exercise price
Unsecured First bond with warrant attached	Yen 130 million	554 yen
Euro Yen due 2006 bond with warrant attached	Yen 15,000 million	429 yen
Euro Yen due 2007 bond with warrant attached	Yen 45,000 million	764 yen
Euro Yen due 2008 bond with warrant attached	Yen 52,800 million	880 yen

10. Certain investments in securities and derivative financial instruments are revalued and carried at fair value in the accompanying balance sheet. The increase in net assets resulting from such revaluation to be disclosed in accordance with Article 290-1(6) amounted to Yen 4,953 million as of March 31, 2003.
11. Net income per share: Yen 16.09
    (Net income per share has been calculated based on the net income shown in the statement of income reduced by bonuses to directors and corporate auditors to be paid as appropriations of retained earnings.)
12. Sales to subsidiaries: Yen 2,633,716 million
    Purchases from subsidiaries: Yen 668,588 million
    Transactions with subsidiaries other than operating transactions:
    Yen 6,406 million

Significant Accounting Policies

1. Valuation of marketable securities

   Marketable securities are valued by fair value method based on the market price at the balance sheet date.
   Valuation differences are directly charged in shareholders' equity and cost of sold securities is determined by the moving average method.

2. Valuation of inventories

   Finished products, work in process and purchased parts included in raw materials & supplies are stated at the lower of cost or market. The cost is determined by the average method.
   Raw materials & supplies except purchased parts are stated at the lower of cost or market.
   The cost is determined by the last-in, first-out method.

3. Depreciation of property,plant and equipment

   Depreciation of property, plant and equipment is calculated by straight-line method based on the estimated useful lives and economic residual value determined by the Company.

4. Accounting for Reserves and Allowances

   (1) Allowance for doubtful accounts
   The allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

   (2) Accrued warranty costs
   Accrued warranty costs is provided to cover all service costs expected to be incurred during the entire warranty period under provisions of warranty contracts at the amount calculated with reference to past experience.

   (3) Accrued for losses on business restructuring
   Accrual for losses on business restructuring is provided for costs expected to be incurred as a result of the business reform under the Nissan Revival Plan at the amount estimated to be reasonable.
   This accrual is provided under Article 287-2 of the Commercial Law.

   (4) Accrued retirement benefits
   Accrued retirement benefits are provided for payment of employee's post retirement benefits at the amount to be accrued at the end of this fiscal year which are calculated based on projected retirement benefit obligation and the fair value of pension plan assets at the end of this fiscal year.
   Net post retirement benefit obligation at transition is amortized over a period of 15 years on a straight-line method.
   Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.
   Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

5. Consumption Tax

   Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

6. Accounting Standard for Treasury Stock and Reduction of Legal Reserves

   Effective April 1, 2002, the Company adopted "Accounting Standard for Treasury Stock and Reduction of Legal Reserves" (Accounting Standard No.1). The effect of the adoption of the new standard on operating results was immaterial for the current fiscal year. "Enforcement Regulations on Commercial Code" (Ministry of Justice Ordinance No. 22, March 29, 2002) became into effect and the Company changed the presentation of the shareholders' equity in the balance sheet in accordance with the new regulations.

7. Per Share Data

   Effective April 1, 2002, the Company adopted "Accounting Standard for Earnings per Share" (Accounting Standard No.2) and "Implementation Guidance on Accounting Standards for Earnings per Share" (Accounting Implementation Guidance No.4). The effect of the adoption of these accounting standard and implementation guidance on operating results was immaterial for the current fiscal year.

4. Proposal for Appropriation statement of Retained earnings

	Yen
Unappropriated retained earnings	319,631,791,256
Reversal of reserve for reduction of replacement cost of specified properties	3,260,439,228
Reversal of reserve for losses on overseas investments	1,115,634,124
Reversal of reserve for special depreciation	307,387,051
Total	**324,315,251,659**

The proposed appropriations are as follows:	
Cash dividend < 10 yen per share >	44,662,022,360
Director's Bonus	390,000,000
Provision for reserve for reduction of replacement cost of specified properties	30,332,199,143
Provision for reserve for losses on overseas investments	131,057,368
Provision for reserve for special depreciation	29,759,857
Retained earnings carried forward to next year	**248,770,212,931**

Note: 1.We paid 18,026,167,940 yen (4yen per share) for Interim dividends on Dec.10, 2002.

2.The provisions for and reversals of the reserves for reduction of replacement cost of specified properties, losses on overseas investments, and special depreciation are made in accordance with the Special Taxation Measures Law.

5. Copy of Independent Auditors' Report

May 14, 2003

Nissan Motor Co., Ltd.
The Board of Directors

Shin Nihon & Co.
Representative Partner Kazuo Suzuki
Representative Partner Kenji Ota
Partner Yoji Murohashi

Pursuant to Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations," we have examined the balance sheet, the income statement, the accounting matters to be stated in the business report, the proposal for appropriation of retained earnings and the accounting matters to be stated in the supporting schedules of Nissan Motor Co., Ltd. for the 104th fiscal term from April 1, 2002 to March 31, 2003. The accounting matters which we have examined in the business report and the supporting schedules are those derived from the accounting books and records of the Company. These financial statements and the supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supporting schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements and the supporting schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supporting schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and supporting schedule presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit, in addition, includes necessary procedures on the Company's subsidiaries.

As a result of our examination, it is our opinion that:

a) the balance sheet and the income statement present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation.

b) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation.

c) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation.

d) there is nothing to point out as to the accounting matters stated in the supporting schedules in accordance with the provisions of the Commercial Code.

The subsequent event described in the business report is of nature to have a significant impact on the Company's financial position and results of the coming years.

We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

—That's all.—

6. Statutory Auditors' Report

The Statutory Audit Committee, having received from each Statutory Auditor his report on the results of, and methods used in, the audit of the duties executed by the directors of the company in the course of the 104th fiscal year from April 1, 2002 through to March 31, 2003, after due consideration and deliberation, hereby submits its report as follows.

1. Outline of the auditing procedures
   Members of the committee attended every meeting of the Board of Directors, as well as other important meetings, from time to time received reports from the directors and others concerning the business operations of the company, and reviewed important business documents. Furthermore, independent investigations of the Head Office and main business and branch office activities were conducted and subsidiaries of the company were required to submit reports on their business operations whenever necessary. Finally, the committee received from certified public accountants reports on their examinations, audits and inspections and scrutinized the relevant accounting documents.
   In addition to the regular internal auditing procedures, the committee received reports from the directors and others as it deemed necessary relating to dealings and transactions effected between the company and its directors and subsidiaries that could have involved conflicts of interest, directors trading in competition with the Company, undue remuneration from the Company, trading in treasury stock or any other trading between the Company and its subsidiaries and directors outside the normal course of business. These reports too were scrutinized in great detail.

2. Results of the audit

(1) The committee finds the auditing methods used in the examination of the financial statements of the company and the results arrived at by Shin Nihon & Co. to be fair and reasonable.

(2) The committee acknowledges that the contents of the business report comply with the applicable laws and regulations and the provisions of the Articles of Incorporation of the company, and do fairly represent the company's position.

(3) The committee finds nothing in the proposal for appropriation statement of retained earnings that does not fairly represent the status of the company's financial position.

(4) The supporting schedules constitute a full and fair account of the financial position of the company.

(5) As to the execution of duties by the directors, including their duties concerning the subsidiaries of the Company the committee has discovered no illegal acts, irregular dealings or transactions or suchlike, nor has it found any material facts to be in violation of the applicable laws and regulations or the Articles of Incorporation of the company. Moreover the committee has no found no breach of duties by directors with regard to any activities involving conflicts of interest, directors trading in competition with the Company, undue remuneration from the Company, trading in treasury stock or any other trading between the Company and its subsidiaries and directors outside the normal course of business.

May 19, 2003

Nissan Motor Co., Ltd.	Statutory Audit Committee
Statutory Auditor (full time)	Hiroshi Moriyama
Statutory Auditor (full time)	Haruhiko Takenaka
Statutory Auditor (full time)	Keishi Imamura
Statutory Auditor	Hideo Nakamura

Note: Haruhiko Takenaka, Keishi Imamura and Hideo Nakamura are special external company auditors, as laid down by the Commercial Code of Japan, Section 18, Article 1.

—That's all.—

Shareholder Memo

Fiscal Year-End	March 31
Record Date	March 31 (for interim dividends: September 30)
General Shareholders' Meeting	June
Proxy Record Date	March 31
Transfer Agent and Register	The Chuo Mitsui Trust & Banking Co., Ltd. 33-1, Shiba 3-chome, Minato-ku Tokyo 105-8574 Japan
Business Office of Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. Stock Transfer Agency Department 8-4, Izumi 2-chome, Suginami-ku Tokyo 168-0063 Japan Tel: (03)3323-7111
Other Offices of Transfer Agent	• Any domestic branch of The Chuo Mitsui Trst & Banking Co., Ltd. • The head office and branches of Japan Securities Agent Co., Ltd.
Stock Transaction Commissions	There is no charge for the transfer of shares. There is a ¥210 per-certificate charge (include consumption tax) for the issue of new shares.
Public Notices	The *Nihon Keizai Shimbun*, published in Tokyo

---

Company Name:	NISSAN MOTOR CO., LTD.
Registered Head Office:	2 Takara-cho, Kanagawa-ku, Yokohama-shi, Kanagawa 220-8623 Japan
Corporate Headquarters:	17-1, Ginza 6-chome, Chuo-ku, Tokyo 104-8023 Japan Tel: (03)3543-5523

Corporate Information Website

http://www.nissan-global.com/

Investor Relations
http://ir.nissan-global.com/

NISSAN

MOTOR COMPANY


NISSAN

第104期報告書

自　平成14年4月 1 日
至　平成15年3月31日


2002

日産自動車株式会社

もくじ

表紙:ティアナ

株主の皆様へ

株主の皆様には、ますますご清祥のこととお喜び申しあげます。

当社平成14年度の報告書をお届けするに当たり、一言ご挨拶申しあげます。

「日産180」の初年度が終了いたしましたが、当社再生の勢いは、引き続き加速しております。

平成14年度、当社は、過去最高の業績を達成いたしました。連結営業利益は前期比50.7%増の7,372億円となり、連結売上高営業利益率はグローバルでの自動車業界中、新たなベンチマークとなる10.8%を記録いたしました。連結当期純利益は4,952億円となり、また、自動車事業での連結実質有利子負債を一掃いたしました。

当社の再生は現実のものとなりました。

当社は、「日産180」の初年度に大きな成果を上げることができましたが、再生への取組みが終了したわけではありません。当社事業を取り巻く環境は、予断を許さず不透明であります。「日産180」の3つのコミットメント（必達目標）のうち、初年度で2つのコミットメント（連結売上高営業利益率8%以上、自動車事業での連結実質有利子負債一掃）を達成いたしましたが、残りのコミットメント（グローバル販売台数100万台増）を達成するためには、全社一丸となった世界各地域での最大限の努力が必要であります。「日産180」の完遂は、このコミットメントを完全に実現することにかかっております。

当社は、「日産180」が、株主の皆様、お客様、取引先及び従業員に恩恵をもたらすとの確信のもと、その遂行に全力を傾注してまいる所存であります。当社は、持続的な利益ある成長を実現するための道しるべを設定し、将来のビジョンも明確となっております。真の実力を示すのはこれからであります。株主の皆様におかれましては、今後とも、一層のご支援とご指導を賜りますようお願い申しあげます。



取締役会長
塙　義一

取締役社長
カルロス　ゴーン

販売・生産及び連結業績の状況

グローバル販売台数（小売り）

（単位：千台）


2,597
平成13年度
2,771
平成14年度
日本
米国
欧州
その他

	平成14年度	平成13年度
グローバル販売（小売り）(注1)		（単位：千台）
日本	816	714
米国	726	719
欧州 (注2)	474	493
その他 (注2)	755	671
計	2,771	2,597

グローバル生産台数

（単位：千台）


2,499
平成13年度
2,761
平成14年度
日本
米国
メキシコ
英国
スペイン
その他

	平成14年度	平成13年度
グローバル生産 (注3)		（単位：千台）
日本	1,444	1,273
米国	393	363
メキシコ	338	329
英国	303	290
スペイン	96	110
その他	187	134
計	2,761	2,499

（注）　1.グローバル販売台数（小売り）には、生産用部品として出荷され、在外会社で組み立てられた車両を含む。
2.欧州及びその他の一部は、1月～12月ベース。
3.生産台数は、全て4月～3月ベース。

連結売上高

（単位：億円）



61,962
平成13年度
68,286
平成14年度

連結営業利益

（単位：億円）



4,892
平成13年度
7,372
平成14年度

連結経常利益

（単位：億円）



4,147
平成13年度
7,101
平成14年度

連結当期純利益

（単位：億円）



3,723
平成13年度
4,952
平成14年度

連結実質有利子負債残高（自動車事業）

（単位：億円）



4,317
平成13年度
▲86（注）
平成14年度

（注）平成13年度と同一会計基準ベース

連結事業報告

当社は、持続的な利益ある成長を目指す3カ年計画「日産180」にとって重要な2年目に入っております。「日産180」は、平成12年4月に開始した「日産リバイバル・プラン」によって築かれた基盤のうえに立つ将来のための計画であります。

「日産180」の1年目においても、当社は、急速にその勢いを増しており、特に再建プロセス開始時点の状況と比較すると、その差が歴然となります。

- 3年前の平成11年度の当社連結売上高は5兆9,771億円でありましたが、平成14年度には6兆8,286億円となりました。
- 3年前、連結営業利益は826億円でありましたが、平成14年度には7,372億円となりました。
- 3年前、連結売上高営業利益率は1.4%でしたが、平成14年度にはグローバルでの自動車業界中、トップレベルの10.8%となりました。

連結営業利益
平成10年～14年度
(単位：億円)


8,000
6,000
4,000
2,000
0
10
11
12
13
14

ルノーとの提携前の平成10年度末、当社は約2兆1,000億円の莫大な自動車事業での連結実質有利子負債を抱えておりましたが、平成14年度末には完全に解消され、逆に86億円のキャッシュポジションとなりました。

当社はこれまで、有利子負債の削減を目指してまいりましたが、これはもはや当社の経営目標でなくなりました。今後は経営指標として投下資本利益率、すなわちROICに軸足を移してまいります。投下資本利益率（ROIC）とは、自動車事業に関わる固定資産、運転資本と現金に対する営業利益の割合であります。平成14年度の当社連結投下資本利益率は19.8%に達しましたが、これは、グローバルでの自動車業界中、トップレベルに匹敵いたします。当社の今後の目標は、20%以上を維持することであります。連結売上高営業利益率と連結投下資本利益率につきまして

連結実質有利子負債残高（自動車事業）
(単位:億円)


平成 13 3月
14 3月
15 3月
9,530
4,317
▲86

は、引き続きグローバルでの自動車業界中、トップレベルの水準を目指してまいります。

平成14年度の当社株式は、グローバルでの自動車業界中、最もパフォーマンスの優れた株式となりました。現在の当社株価は、平成12年4月の「日産リバイバル・プラン」開始当初に比べ、約2倍になっております。この間、日経平均株価は約50%下落しております。本年6月開催予定の定時株主総会では、昨年10月に発表いたしましたとおり、平成14年度は年間、1株につき14円の配当金支払いをお諮りする予定であります。平成15年度については1株につき19円、平成16年度については24円に増配することを予定しております。

販売状況

平成14年度の当社グローバル販売台数は、2,771千台となりました。極めて厳しい環境にもかかわらず、前期比6.7%増、174千台販売が増加いたしました。これは、昨年10月に発表いたしました平成14年度通期の予測を2.4%下回り、昨年5月の当初予測を0.8%下回っております。特に下半期における米国及び欧州での販売台数の未達が主な原因となっております。

平成14年度は当社史上最大の新車攻勢の年となりました。当社は、グローバルで12の新型車を投入し、世界各地域で合計21の新商品を発売いたしました。欧州以外の全ての地域で販売とシェアを伸ばしました。

日本

国内の全体需要が0.8%の微増という厳しい環境下にもかかわらず、平成14年度の当社国内販売台数は、前期比14.3%増の816千台(含む、軽四輪車)、7.7%増の768千台(除く、軽四輪車)となりました。牽引役を果たしたのは、新型車6車種、すなわち「モコ」、「エルグランド」、「フェアレディZ」、「キューブ」、「スカイライン・クーペ」及び「ティアナ」であります。これら全ての車種が販売目標を達成、または過達いたしました。



ティアナ

当社のエントリーレベル・セグメントでの戦略は成功を収めました。「マーチ」は販売増に最も大きく寄与し、過去最高の158千台を販売いたしました。これはこの12年間に、当社が国内に投入した車種中最高の年間販売台数となりました。また、「マーチ」は平成14年3月の発売以来、毎月、月間車名別販売ランキング上位10位に入っております。さらに、「キューブ」の販売も好調で、平成14年度下半期を通じて、「マーチ」とともに同ランキング上位10位に名を連ねております。

平成14年度の当社の国内シェアは19.0%(除く、軽四輪車)となり、前期比1.1%上昇いたしました。当社が国内シェアを1%以上伸ばしたのは実に31年振りのことであります。さらに、販売の質も向上しております。当社の販売増はインセンティブを増やすなどの人為的な操作の結果ではなく、主に商品力によるものであります。

北米

米国では、日産とインフィニティの2系列で販売を行っておりますが、両系列を合わせた販売台数は、全体需要が1.9%減少したにもかかわらず、前期比1.1%増の726千台となりました。

インフィニティ・チャンネルは、平成元年の設立以来、過去最高となる95千台、前期比35%増の販売台数を記録いたしました。インフィニティ・チャンネルは、米国で最も急成長を遂げている高級車ブランドとなっております。牽引役を果したのは「FX45」、「M45」及び特にモーター・トレンド誌のカー・オブ・ザ・イヤーを受賞後、注目を集めた新型「G35セダン」と「G35クーペ」です。インフィニティ・チャンネルは、米国市場のラグジュアリー・セグメント中、インセンティブが最低レベルでありました。



G35クーペ

日産・チャンネルの販売台数は、前期比2.7%減の631千台にとどまりました。「アルティマ」と「350Z」の販売は引き続き好調に推移しております。「アルティマ」の販売は前期比30%増の204千台に達しました。「350Z」は米国でベストセラーのスポーツカーとなり、発売後8ヶ月間の販売台数は23

千台となりました。「ムラーノ」と「マキシマ」は、平成14年度の最終四半期に発売したため、平成15年度に入り本格的な新車効果を発揮し始めております。販売が振るわなかったのは、「セントラ」、「フロンティア」及び「エクステラ」が該当するエントリーレベルのセダンとトラックの市場です。同市場ではかつてない激しいインセンティブ競争が続いております。この影響をまともに受け、同セグメントでの当社販売台数は予測を下回りました。しかしながら、以前と同様、当社の戦略は、販売台数の追及より、収益性の最適化であります。

欧州

平成14年度は、欧州の全体需要が2%減少する中、当社の販売台数は前期比3.8%減の474千台となりました。しかしながら、平成15年1月に欧州市場に投入いたしました新型「マイクラ」は、同年1月～3月の販売台数が前年同期比42%増と大幅な伸びを示しております。拡大する需要に対応するため、当社は英国サンダーランド工場のマイクラの生産能力を25%増強し、20万台まで拡大することを決定いたしました。


マイクラ

その他の地域

メキシコとカナダを含めたその他の地域の販売台数は、前期比12.3%増の755千台に達しました。

メキシコの販売台数は、前期比11.1%増加いたしました。

カナダの販売台数は、前期比12.4%増加いたしました。カナダでは、「350Z」がカー・オブ・ザ・イヤーに、「ムラーノ」がトラック・オブ・ザ・イヤーに選ばれ、当社のブランド力が強化されました。インフィニティ・チャンネルの販売台数は95%増加し、カナダの高級車ブランドで最高の成長率を記録いたしました。


ムラーノ

中国での販売台数は前期比82.1%増加いたしました。

ブラジルでは、「フロンティア」がルノーのクリティバ工場で現地生産される日産車第1号となりました。平成14年4月に発売した「フロンティア」は販売が好調で、ブラジルのピックアップ・オブ・ザ・イヤーを受賞いたしました。

平成14年度の業績

平成14年度の連結売上高は、前期比10.2%増の6兆8,286億円となりました。これは主に販売台数増と車種構成の改善によるものであります。

連結営業利益は、前期比50.7%増の7,372億円となりました。連結売上高営業利益率は10.8%に達し、平成16年度末までに8%を達成するという「日産180」のコミットメントを過達いたしました。この実績は、当社がグローバルでの自動車業界中、トップレベルの収益性を実現したことを示しております。

地域別では、世界各地域とも業績向上を果たしております。

日本では、連結営業利益は、前期の2,897億円に対して3,906億円となりました。

米国とカナダを含む北米では、連結営業利益は前年の1,589億円に対して2,420億円となりました。

欧州の業績は引き続き改善しております。平成14年度の連結営業利益は、前期の32億円に対し、219億円となりました。

その他の地域では、連結営業利益は前期の578億円に対して776億円となりました。

平成14年度の連結当期純利益は4,952億円となり、一株当たり連結当期純利益は117円75銭となりました。

平成15年度における事業の拡大

平成15年度、当社は躍動感溢れる時代を迎えております。本年度には、中国での「東風汽車有限公司」との合弁事業の操業を開始する予定であります。新会社を通じ、平成18年までに6車種を投入する予定でありますが、これらは全て現地生産となり、サニーがその第1号車となります。これらは、急成長を遂げている中国市場での当社のプレゼンス拡大に向けての大きな可能性を秘めた長期的な投資プロジェクトで

あります。当社は、平成18年までに中国での販売台数を55万台まで伸ばすことを目標としております。当社にとりまして、中国事業は、大きな成長と利益を生み出す好機となります。

米国では、本年5月にミシシッピー州キャントン新工場の操業を開始いたしました。5月27日には、第1号車の新型「クエスト」がオフラインし、7月に販売を開始する予定であります。

当社にとりまして、本年度は「米国の年」となります。本年度米国市場に投入する新型車6車種のうち、5車種がキャントン工場で生産されます。そして6番目の車種は「350Zロードスター」であります。これらの新型車は、需要が大きく、収益性の高い市場に投入されます。当社は、これまで、「タイタン・キングキャブ」、「タイタン・クルーキャブ」及び「パスファインダー・アルマーダ」とインフィニティ系のスポーツ・ユーティリティ・ビークル(SUV)が該当する、フルサイズ・セグメントに未参入でありましたので、これらの新型車の販売や収益の純増分は、平成15年度の業績に大きく貢献するものと予想しております。

結び

本年、当社は、創立70周年を迎えます。当社の将来のビジョンはこれまでになく明確となっております。

「日産リバイバル・プラン」と同様に、「日産180」も将来を築くための計画であります。当社は、既に巨額の負債を一掃し、今後は業界トップレベルの連結投下資本利益率を目指してまいります。スリムなコスト基盤と魅力ある商品は、競争力を確保するうえで不可欠であります。当社は、これまでの実績をもたらしたものと同じツール及び経営手法にさらに研きをかけるとともに、これまで以上の決意をもって、目標に向けて邁進してまいる所存であります。将来の販売や収益を産み出す資産に投資するため、設備投資も大幅に増加させてまいります。

「日産180」は、人々の生活を豊かにする、持続的な利益ある成長を実現するための道しるべであります。

連結財務諸表

連結貸借対照表 （平成15年3月31日現在）

（百万円未満は四捨五入して表示しております。）

（単位:百万円）

科目	金額
（資産の部）	
流動資産	**3,700,057**
現金預金	268,433
受取手形・売掛金	501,127
販売金融債権	1,896,953
有価証券	1,420
棚卸資産	543,608
繰延税金資産	176,571
その他の流動資産	311,945
固定資産	**3,646,989**
有形固定資産	2,989,334
無形固定資産	42,000
投資有価証券	267,046
長期貸付金	14,099
繰延税金資産	191,262
投資その他の資産	143,248
繰延資産	**2,137**
資産合計	**7,349,183**
（負債の部）	
流動負債	**2,921,818**
支払手形・買掛金	656,411
短期借入金	1,315,222
繰延税金負債	6
その他の流動負債	950,179
固定負債	**2,530,610**
社債	778,160
長期借入金	825,086
繰延税金負債	262,459
製品保証引当金	154,582
退職給付引当金	433,266
その他の固定負債	77,057
負債合計	**5,452,428**
（少数株主持分）	
少数株主持分	**88,451**
（資本の部）	
資本金	**605,814**
資本剰余金	**804,470**
利益剰余金	**878,655**
その他有価証券評価差額金	**1,831**
為替換算調整勘定	**△ 320,276**
自己株式	**△ 162,190**
資本合計	**1,808,304**
負債、少数株主持分及び資本合計	**7,349,183**

（注）1.短期借入金には、一年以内返済予定の長期借入金、一年以内償還予定の社債及びコマーシャル・ペーパーを含む。

2.当連結会計年度より、「自己株式及び法定準備金の取崩等に関する会計基準」を適用している。

連結損益計算書（自 平成14年4月1日 至 平成15年3月31日）

（百万円未満は四捨五入して表示しております。）

（単位:百万円）

科目	金額
売上高	6,828,588
売上原価	4,872,324
売上総利益	1,956,264
販売費及び一般管理費	1,219,034
営業利益	737,230
営業外収益	60,770
受取利息及び配当金	8,520
持分法による投資利益	11,395
その他の営業外収益	40,855
営業外費用	87,931
支払利息	25,060
退職給付会計基準変更時差異	23,923
その他の営業外費用	38,948
経常利益	710,069
特別利益	89,243
特別損失	104,688
税金等調整前当期純利益	694,624
法人税、住民税及び事業税	113,185
法人税等調整額	85,513
少数株主利益	761
当期純利益	495,165

連結キャッシュ・フロー計算書（自 平成14年4月1日　至 平成15年3月31日）

（百万円未満は四捨五入して表示しております。）

（単位:百万円）

科目	金額
I. 営業活動によるキャッシュ・フロー	
税金等調整前当期純利益	694,624
減価償却費	371,125
貸倒引当金の減少額	△503
投資勘定の評価減	769
受取利息及び受取配当金	△8.520
支払利息	80,255
有形固定資産売却益	△58,796
有形固定資産廃却損	15,587
投資有価証券売却益	△4,324
売上債権の減少額	44,989
販売金融債権の増加額	△327,357
棚卸資産の増加額	△28,404
仕入債務の増加額	36,877
退職給付会計基準変更時差異	23,923
退職給付費用	100,629
退職給付引当金の取崩による支払額	△86,917
事業構造改革引当金の取崩による支払額	△4,644
その他	△77,897
小計	**771,416**
利息及び配当金の受取額	8,238
利息の支払額	△80,902
法人税等の支払額	△123,374
計	**575,378**
II. 投資活動によるキャッシュ・フロー	
短期投資の純減少額	789
固定資産の取得による支出	△377,929
有形固定資産の売却による収入	98,699
リース車両の取得による支出	△483,704
リース車両の売却による収入	259,075
長期貸付金の減少額	13,097
長期貸付金の増加額	△11,343
投資有価証券の取得による支出	△32,053
投資有価証券の売却による収入	45,263
連結範囲の変更を伴う子会社株式の売却による収入	8,395
子会社株式の追加取得による支出	△692
その他	△34,971
計	**△515,374**
III. 財務活動によるキャッシュ・フロー	
短期借入金の純減少額	△54,310
長期借入金の増加額	534,053
社債の増加額	85,000
長期負債の返済・社債の償還	△524,115
自己株式の取得による支出	△58,383
自己株式の売却による収入	5,670
ファイナンス・リースの返済による支払額	△9,879
配当金の支払額	△50,800
計	**△72,764**
IV. 現金及び現金同等物に係る換算差額	**654**
V. 現金及び現金同等物の減少額	**△12,106**
VI. 現金及び現金同等物の期首残高	**279,653**
VII. 新規連結に伴う現金及び現金同等物の増加額	**2,297**
VIII. 連結除外に伴う現金及び現金同等物の減少額	**△27**
IX. 現金及び現金同等物の期末残高	**269,817**

第104回定時株主総会
招集ご通知添付書類

1. 営業報告書（自 平成14年4月1日 至 平成15年3月31日）

1. 営業の概況

(1) 営業の経過及び成果

平成14年度の国内自動車需要は、前年度に比べ0.8%増加の587万台（含む、軽四輪車）、一方、輸出は、12.3%増加の477万台（同）となりました。

当社の国内自動車販売台数（含む、軽四輪車）は、前年度に比べ14.3%増加の816千台となりました。また、シェア（同）は、前年度に比べ1.7%増加の13.9%となりました。一方、輸出自動車台数は、前年度に比べ20.2%増加の694千台となりました。

当社のグローバル販売台数は、前年度に比べ6.7%増加の2,771千台となりました。

また、当社のグローバル生産台数は、前年度に比べ10.5%増加の2,761千台、その内訳は、国内生産台数が13.5%増加の1,444千台、海外生産台数が7.4%増加の1,317千台となりました。

海外生産用部品及びサービス用部品を含めた当社の自動車部門の売上高は、販売台数増等により、前年度に比べ13.4%増収の3兆3,866億円となりました。

フォークリフトを加えた当社の総売上高は、3兆4,190億円と前年度に比べ13.2%の増収となりました。

損益につきましては、「日産180」の順調な進捗により、営業利益は、3,160億円と前年度に比べ増益となりました。また、経常利益は、前年度に比べ増益の2,930億円、税引前当期利益も、前年度に比べ増益の1,294億円となりましたが、当期利益は、前年度に比べ1,105億円減益の728億円となりました。これは、前期は「法人税、住民税及び事業税」と「法人税等調整額」を合計した税金コストを1,104億円（益）計上しましたが、当期はほぼ通常税率に戻ったことによるものです。

なお、当期の期末配当金につきましては、平成14年10月23日に発表させていただきましたとおり、前期末に対して2円増配の1株につき10円とさせていただくことをお諮りすることといたしました。

(2) 部門別売上高

部門		金額	構成比	対前期比
		億円	%	%
自動車部門	車両	26,455	77.4	115.7
	海外生産用部品	3,065	9.0	99.1
	サービス用部品	2,798	8.2	100.0
	その他	1,547	4.5	138.7
	計	33,866	99.1	113.4
(フォークリフト) その他の部門	計	324	0.9	99.0
合計		34,190	100.0	113.2

(注) 1. 記載金額は億円未満を切り捨てて表示しております。
2. 自動車部門の「その他」は、受取ロイヤルティー、設備治工具であります。

(3) 設備投資の状況

設備投資につきましては、新商品や安全・環境対応に向けた新技術の研究開発、生産体制の合理化などを中心に実施した結果、投資総額は998億円となりました。

(4) 資金調達の状況

資金調達につきましては、設備投資資金及び社債償還資金に充当するため、国内資本市場において普通社債850億円を発行いたしました。

また、円・米ドル・ユーロなど多通貨の資金を引き出すことができるグローバル・コミットメントラインを11億5千万米ドルから16億5千万米ドルに拡大いたしました。

(5) 業績及び財産の状況の推移

項目＼期別	第101期 (平成11年度)	第102期 (平成12年度)	第103期 (平成13年度)	第104期 (平成14年度)
売上高	29,970億円	29,801億円	30,198億円	34,190億円
当期利益	△7,900億円	1,874億円	1,834億円	728億円
1株当たり当期利益	△204円93銭	47円14銭	45円61銭	16円09銭
総資産	35,638億円	35,764億円	39,150億円	39,339億円
純資産	12,630億円	14,501億円	18,290億円	17,987億円
1株当たり純資産	317円57銭	364円61銭	404円94銭	402円65銭

(注) 1. 億円単位の記載金額は億円未満を切り捨てて表示しております。
2. △は損失を示します。
3. 1株当たり当期利益は期中平均発行済株式総数により、1株当たり純資産は期末発行済株式総数により算出しております。なお、第103期及び第104期の発行済株式総数につきましては自己株式数を控除しており、また、第104期の1株当たり当期利益及び1株当たり純資産は、損益計算書上の当期利益及び貸借対照表上の資本の部の合計から、それぞれ利益処分による取締役賞与金の額を控除して算出しております。
4. 第102期の当期利益が前期に比べ大幅に増加した要因は、「日産リバイバル・プラン」が予想よりも早い速度で進展し、全世界の日産グループに新たな勢いをもたらしたことによるものであります。
5. 第103期の1株当たり純資産が前期に比べ増加した要因は、当期利益計上による純資産の増加及びルノーによる新株引受権の行使によるものであります。また、営業利益が増益となったものの、当期利益がほぼ横ばいとなった要因は、子会社に対する投資・債権評価損の計上等によるものであります。
6. 第104期の税引前当期利益が増益となったものの、当期利益が減益となった要因は、前記(1)に記載のとおりであります。

2. 会社が対処すべき課題

当社は、本年度にはグローバルで10車種の新型車を投入し、世界各地域で合計23の新商品を発売する予定であります。「日産180」の2年目に当たる本年度には、新たな市場セグメントに参入することにより、当社のグローバルでの販売台数は大幅に増加するものと予測しております。

日本では、厳しい経済環境が続き、自動車需要につきましても前年度並みで推移するものと思われます。このような情勢下、当社は、新たな顧客の拡大を狙いとする軽商用車2車種を含めて6車種の新型車を投入し、販売台数の増加に努めるとともに、新型「プレサージュ」の投入を皮切りにミニバン・ラインアップの刷新も行ってまいります。

米国では、ミシシッピー州キャントン新工場の操業開始により、量販フルサイズ・セグメントに新たに参入するとともに、新型「クエスト」の投入によりミニバン・セグメントに再参入いたします。米国市場への6車種の新型車投入により、日産・インフィニティ両チャンネルともに大幅な販売台数の増加を見込んでおります。

欧州では、不透明な市場環境が続くものと思われますが、今後も収益性の確立を欧州事業の最優先課題として取組んでまいります。新型「マイクラ」は欧州での業績向上に大きく貢献するものと予想しております。

その他の地域では、一層の販売台数の増加を見込んでおります。当社は、提携関係にある「東風汽車有限公司」と新たに設立する合弁会社を通じて中国市場での事業拡大を図り、成長と収益性の向上を追求してまいります。

本年度も当社は、「日産180」の遂行により、持続的な利益ある成長の実現に向けて全力を傾注してまいる所存であります。

「日産180」は、下記の3つの目標を設定しております。

・ 平成16年度末までに、関連ブランドを含む当社のグローバルでの販売台数を、平成13年度に対し年率換算で100万台増加すること。

（なお、100万台の増販を目指す「平成16年度末までに」の期間は、平成16年10月から平成17年9月末までの1年間。）

- 平成16年度末までに、連結売上高営業利益率8%を達成し、グローバルでの自動車業界中、トップレベルの収益性を実現すること。
- 平成16年度末までに、自動車事業の連結実質有利子負債をゼロにすること。

平成14年度末までに、このうち2つの目標を達成いたしました。当社は、目標の8%を上回る連結売上高営業利益率を達成するとともに、自動車事業の連結実質有利子負債を一掃いたしました。

当社がこのような業績を達成することができましたのも、ひとえに株主の皆様のご信頼とご支援の賜物と考えております。株主の皆様におかれましては、今後とも変わらぬご支援を賜りますようお願い申しあげます。

3. 会社の概況

当期末（平成15年3月31日）現在の会社の概況は、次のとおりであります。

（1）主要な事業内容

当社の部門及び主要な製品は、次のとおりであります。

部門		主要製品名
自動車部門	乗用車	シーマ、セドリック、グロリア、ティアナ、スカイライン、クルー、ブルーバード シルフィ、プリメーラ、プリメーラ ワゴン、サニー、マーチ、ステージア、アベニール、ウイングロード、エルグランド、セレナ、プレサージュ、バサラ、リバティ、ティーノ、キューブ、サファリ、エクストレイル、モコ、フェアレディZ
	商用車	エキスパート、ADバン、キャラバン、バネット、アトラス、シビリアン
	海外生産用部品	海外生産向け各種ユニット、部品
	サービス用部品	国内及び海外向け各種サービス部品等
フォークリフト		ガソリン、ディーゼル及びバッテリー式各種フォークリフト

（2）主要な営業所及び工場

本店　神奈川県横浜市神奈川区宝町2番地

名称	所在地	名称	所在地
本社事務所	東京都	いわき工場	福島県
横浜工場	神奈川県	座間事業所	神奈川県
追浜工場・総合研究所・追浜専用埠頭	同上	テクニカルセンター	同上
		北海道陸別試験場	北海道
栃木工場	栃木県	相模原部品センター	神奈川県
九州工場・苅田専用埠頭	福岡県	本牧専用埠頭	同上
		日産教育センター	同上

(3) 株式の状況

①会社が発行する株式の総数 6,000,000,000株

②発行済株式総数 4,520,715,112株

（当期中、転換社債の転換による株式数の増加は3,669,902株）

③株主総数..................119,440名(前期末比5,408名増)

④大株主

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	議決権比率	持株数	議決権比率
	千株	%	千株	%
ルノー	2,004,000	44.9	—	—
日本マスタートラスト信託銀行㈱(信託口)	185,546	4.2	—	—
日本トラスティ・サービス信託銀行㈱(信託口)	146,687	3.3	—	—
ステート ストリート バンク アンド トラスト カンパニー	130,047	2.9	—	—
第一生命保険相互会社	86,958	1.9	—	—
日本生命保険相互会社	78,475	1.8	—	—
㈱損害保険ジャパン	63,528	1.4	—	—
ザ チエース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	62,707	1.4	—	—
モックスレー・アンド カンパニー	61,886	1.4	—	—
UFJ信託銀行㈱(信託勘定A口)	60,757	1.4	—	—

(注) 1. 株数は千株未満を切り捨てて表示しております。

2. 当社は、当社の100%子会社である日産ファイナンス(株)を通じてルノーに出資しており、その持株数は42,740千株であります。

(4) 自己株式の取得、処分等及び保有

①取得株式

商法第210条第1項の決議による取得

普通株式 ……………………………………64,258,700株

取得価額の総額 …………………………58,267百万円

単元未満株式の買取りによる取得

普通株式 ………………………………………314,839株

取得価額の総額 ………………………………288百万円

②処分株式

普通株式 ……………………………………10,234,650株

処分価額の総額…………………………………8,731百万円

③決算期における保有株式

普通株式 ……………………………………54,512,876株

(5) 従業員の状況

従業員数	前期比増減	平均年齢	平均勤続年数
名 31,128(423)	名 763(増)	歳 40.6	年 19.7

(注) 従業員数は就業人員であり、臨時従業員は(　)内に外数で表示しております。

(6) 重要な企業結合の状況

①重要な子会社等の状況

会社名	資本金	議決権比率	主要な事業内容
	百万円	%	
ジヤトコ㈱	29,935	81.8	自動車部品製造、販売
㈱日産フィナンシャルサービス	16,387	100.0	割賦販売斡旋業及び自動車の賃貸業
日産ディーゼル工業㈱	13,603	(22.7)	自動車及び部品製造、販売
カルソニックカンセイ㈱	12,048	32.2	自動車部品製造、販売
愛知機械工業㈱	8,518	41.8	同上
日産車体㈱	7,904	43.4	自動車及び部品製造、販売
日産ファイナンス㈱	2,491	100.0	金融業及び経理業務代行
日産工機㈱	2,020	(90.9)	自動車部品製造、販売
愛知日産自動車㈱	4,000	100.0	自動車及び部品販売
東京日産モーター㈱	3,400	100.0	同上
日産プリンス東京販売㈱	3,246	100.0	同上
㈱日産サティオ大阪	2,000	(100.0)	同上
北米日産会社	1,791百万米ドル	100.0	米州地域における子会社の統括並びに自動車及び部品製造、販売
米国日産販売金融会社	499百万米ドル	(100.0)	米国における日産車に関しての小売金融及び卸売金融
北米日産フォークリフト会社	34百万米ドル	(100.0)	産業機械の製造、販売及び産業用エンジン・部品の販売
日産テクニカルセンターノースアメリカ会社	16百万米ドル	(100.0)	米国における車両開発・技術調査・車両評価並びに認証業務
カナダ日産自動車会社	68百万加ドル	(100.0)	自動車及び部品販売
メキシコ日産自動車会社	17,056百万メキシコペソ	(100.0)	自動車及び部品製造、販売
英国日産自動車製造会社	250百万ポンド	(100.0)	同上
英国日産自動車会社	136百万ポンド	(100.0)	自動車及び部品販売
日産テクニカルセンター・ヨーロッパ社	15百万ポンド	(100.0)	欧州における車両開発・技術調査・車両評価並びに認証業務
欧州日産自動車会社	1,626 百万ユーロ	100.0	欧州地域における生産・販売等の統括
日産モトール・イベリカ会社	725百万ユーロ	(99.7)	自動車及び部品製造、販売
豪州日産自動車会社	290百万豪ドル	100.0	自動車及び部品販売

(注) 1. 資本金額は、記載単位未満を切り捨てて表示しております。
2. ( )は、子会社による所有を含む議決権比率であります。
3. ジヤトコ(株)は、平成14年4月1日付でジヤトコ・トランステクノロジー(株)が社名変更したものであります。

②重要な企業結合の成果

	第104期 (平成14年度)	第103期 (平成13年度)	前期比増減
連結子会社	234社	297社	63社(減)
持分法適用会社	40社	49社	9社(減)
連結売上高	68,285億円	61,962億円	6,323億円(増)
連結当期利益	4,951億円	3,722億円	1,229億円(増)

(注) 記載金額は億円未満を切り捨てて表示しております。

③重要な企業結合の経過

・ジヤトコ㈱につきましては、平成14年7月1日付でダイヤモンドマチック㈱との間で株式交換を実施し、三菱自動車工業㈱が18%の議決権を取得した結果、当社の議決権比率が99.7%から81.8%へ低下いたしました。ダイヤモンドマチック㈱は、三菱自動車工業㈱が平成14年4月1日付でAT/CVT事業を会社分割したことにより、同日付で新規設立されたものであります。なお、ジヤトコ㈱は、ダイヤモンドマチック㈱が開発・生産するAT/CVTに関する事業とジヤトコ㈱の事業を統合し、よりグローバルな競争力を持つAT/CVT専業メーカーとなることを目的として、平成15年4月1日付でダイヤモンドマチック㈱と合併いたしました。合併後の社名はジヤトコ㈱となっております。

・㈱日産フィナンシャルサービスにつきましては、財務体質の強化を図るため増資を実施した結果、資本金が増加いたしました。

・欧州日産自動車会社につきましては、欧州の日産グループ各社のマネジメントを束ねる新たな地域本社として平成14年8月13日付で新規設立いたしました。なお、新会社の設立により、欧州日産会社は平成15年3月19日付で清算いたしましたので、重要な子会社等の状況から除外しております。

・㈱ユニシアジェックスにつきましては、自動車機器関連事業の強化を目的として、平成14年10月1日付で㈱日立製作所との間で株式交換を実施した結果、当社の株式保有がなくなりましたので、重要な子会社等の状況から除外しております。

④重要な提携の状況

提　携　先	内　容	契約年月
ルノー	資本参加を含む自動車事業全般にわたる提携契約	平成11年3月

(7) 主要な借入先

借　入　先	借入金残高	借入先が有する当社株式	
		持株数	議決権比率
	億円	千株	%
日本政策投資銀行	430	—	—
㈱みずほコーポレート銀行	422	—	—
第一生命保険相互会社	257	86,958	1.9
日本生命保険相互会社	150	78,475	1.8
明治生命保険相互会社	130	1,012	0.0
住友生命保険相互会社	100	1,126	0.0
安田生命保険相互会社	90	10,000	0.2
三井生命保険相互会社	40	7	0.0
朝日生命保険相互会社	30	—	—

(注) 記載金額は億円未満を、株数は千株未満をそれぞれ切り捨てて表示しております。

(8) 取締役及び監査役

地位	氏名	担当又は主な職業
※ 取締役会長	塙 義一	
※ 取締役社長	カルロス ゴーン	日本事業(MC-J)、人事、アライアンス コーディネーション、グローバル広報・IR 組織・プロセス改革、グローバル インターナル オーディット、中国事業
取締役	小枝 至	購買、関係会社管理(MC-AFL)
取締役	大久保 宣夫	お客様サービス、研究、技術・開発(車両・パワートレイン)、3-3-3推進(車両・パワートレイン)
取締役	松村 矩雄	グローバル販売・マーケティング、北米事業(MC-NA)、一般海外市場事業(MC-GOM)、グローバルアフターセールス事業
取締役	パトリック ペラタ	企画・デザイン、欧州事業(MC-E)
取締役	ティエリー ムロンゲ	最高財務責任者、財務、経理、グローバル情報システム
# 取締役	高橋 忠生	生産(車両・パワートレイン)、SCM(サプライチェーンマネジメント)、産業機械事業、マリーン事業
# 取締役	シェマヤ レヴィー	
監査役	森山 寛	常勤
監査役	竹中 治彦	常勤
監査役	今村 圭司	常勤
監査役	中村 英男	

(注) 1. ※印は代表取締役であります。
2. 取締役シェマヤ レヴィーは商法第188条第2項第7号ノ2に定める社外取締役であります。
3. 監査役竹中治彦、今村圭司、中村英男は株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。
4. ＃印は平成14年6月20日開催の第103回定時株主総会において、新たに選任された取締役であります。
5. 当該営業年度中の退任取締役は、以下のとおりであります。

退任時の地位	氏名	退任時の担当又は主な職業	退任年月日
取締役	小島久義	社長付	平成14年6月20日(辞任)

6. 平成15年4月1日付で、取締役の担当の一部が変更になりました。変更後の役員体制は、以下のとおりであります。

地位	氏名	担当又は主な職業
※ 取締役会長	塙　義一	
※ 取締役社長	カルロス ゴーン	日本事業(MC-J)、商品企画、お客様サービス、人事、アライアンス コーディネーション、グローバル広報・IR、組織・プロセス改革、グローバル インターナル オーディット、中国事業
取締役	小枝　至	購買、関係会社管理(MC-AFL)
取締役	大久保宣夫	研究、技術・開発(車両・パワートレイン)、コストエンジニアリング(3-3-3推進)
取締役	松村矩雄	グローバル販売・マーケティング、北米事業(MC-NA)、グローバルアフターセールス事業、MC-Dealer
取締役	パトリック ペラタ	企画・デザイン、欧州事業(MC-E)
取締役	ティエリー ムロンゲ	最高財務責任者、財務、グローバル情報システム
取締役	高橋忠生	生産(車両・パワートレイン)、SCM(サプライチェーンマネジメント)、産業機械事業、マリーン事業
取締役	シェマヤ レヴィー	
監査役	森山　寛	常勤
監査役	竹中治彦	常勤
監査役	今村圭司	常勤
監査役	中村英男	

(注) 1. ※印は代表取締役であります。
2. 一般海外市場事業(MC−GOM)は執行役員志賀俊之が、経理は執行役員アランピエール レノーが担当することとなりました。

(9) 取締役及び監査役に支払った報酬等の額

取締役　9名 ………………………… 1,315百万円

監査役　4名 ………………………… 73百万円

(注) 上記のほか、取締役8名に対し利益処分による役員賞与金390百万円及び退任取締役1名に対し退職慰労金148百万円を支払っております。

4. 決算期後に生じた会社の状況に関する重要な事実

平成15年4月23日開催の取締役会において、商法第280条ノ20及び第280条ノ21並びに平成14年6月20日開催の第103回定時株主総会決議に基づき、当社の使用人並びに当社子会社の取締役及び使用人に対しストックオプションとして無償で新株予約権を発行することを決議いたしました。

その概要は、下記のとおりであります。

1）新株予約権の名称

日産自動車株式会社第1回新株予約権

2）新株予約権の目的たる株式の種類及び数

当社普通株式 ……………………………………12,430,000株

3）発行する新株予約権の総数 ………………………124,300個

4）新株予約権の発行価額及び発行日

新株予約権は無償で発行するものとし、これを発行する日は、平成15年5月7日とする。

5）新株予約権の行使に際して払込みをなすべき額

新株予約権1個当たり ……………………………………93,200円

株式1株当たり ……………………………………………………932円

6）新株予約権の割当を受ける者及び発行数

割当対象者の区分	人　数	新株予約権の発行数
当社使用人	548人	104,100個
当社子会社取締役	101人	19,400個
当社子会社使用人	5人	800個
合計	654人	124,300個

2. 貸借対照表 (平成15年3月31日現在)

資産の部	
科目	金額
	百万円
流動資産	**1,850,622**
現金預金	155,950
受取手形	42
売掛金	277,415
製品	50,100
仕掛品	22,882
材料・貯蔵品	26,444
繰延税金資産	21,708
短期貸付金	1,238,223
未収入金	78,841
その他の流動資産	19,110
貸倒引当金	△ 40,098
固定資産	**2,078,727**
有形固定資産	**561,479**
建物	135,577
構築物	30,320
機械装置	169,420
車両運搬具	8,723
工具器具備品	42,999
土地	147,701
建設仮勘定	26,736
無形固定資産	**26,441**
施設利用権	146
ソフトウェア	25,499
その他の無形固定資産	796
投資等	**1,490,806**
投資有価証券	78,080
子会社株式	1,234,547
長期貸付金	21,117
長期前払費用	18,478
繰延税金資産	149,895
その他の投資	11,324
貸倒引当金	△ 22,637
繰延資産	**4,643**
社債発行差金	4,643
資産合計	**3,933,993**

負債及び資本の部	
科目	金額
	百万円
流動負債	**917,909**
支払手形	1,100
買掛金	365,481
一年以内返済の長期借入金	75,445
コマーシャル・ペーパー	132,000
一年以内償還の社債	80,000
未払金	30,089
未払費用	159,688
諸預り金	3,709
従業員預り金	60,530
その他の流動負債	9,864
固定負債	**1,217,367**
社債	812,400
長期借入金	89,718
長期預り金	1,914
製品保証引当金	63,124
退職給付引当金	250,210
負債合計	**2,135,276**
	百万円
資本金	**605,813**
資本剰余金	**804,470**
資本準備金	804,470
利益剰余金	**436,854**
利益準備金	53,838
任意積立金	63,383
資産買換差益積立金	56,955
海外投資等損失積立金	5,593
特別償却積立金	834
当期未処分利益	319,631
(うち当期利益)	(72,869)
株式等評価差額金	**1,533**
自己株式	**△49,955**
資本合計	**1,798,716**
負債・資本合計	**3,933,993**

3. 損益計算書 (自 平成14年4月1日 至 平成15年3月31日)

科目	金額
	百万円
(経常損益の部)	
営業損益の部	
営業収益	**3,419,068**
売上高	3,419,068
営業費用	**3,103,009**
売上原価	2,683,120
販売費及び一般管理費	419,888
営業利益	**316,059**
営業外損益の部	
営業外収益	**25,938**
受取利息及び配当金	10,888
その他の営業外収益	15,049
営業外費用	**48,923**
支払利息	15,428
退職給付会計基準変更時差異	18,218
その他の営業外費用	15,276
経常利益	**293,073**
(特別損益の部)	
特別利益	**73,030**
固定資産売却益	58,216
その他の特別利益	14,814
特別損失	**236,690**
投資・債権評価損	183,183
厚生年金基金代行部分返上損	30,945
その他の特別損失	22,562
税引前当期利益	**129,413**
法人税、住民税及び事業税	11,707
法人税等調整額	44,837
当期利益	**72,869**
前期繰越利益	267,452
自己株式処分差損	2,664
中間配当額	18,026
当期未処分利益	**319,631**

注記事項

1．記載金額については、百万円未満を切り捨てて表示している。

2．子会社に対する金銭債権及び債務

短期金銭債権	1,440,295 百万円
長期金銭債権	18,010 百万円
短期金銭債務	59,487 百万円
長期金銭債務	15 百万円

3．有形固定資産の減価償却累計額　1,263,599百万円

4．貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として厚生施設、自動車製造設備、金型の一部及びコンピューターがある。

5．重要な外貨建資産

子会社株式　988,698 百万円
……主な外貨額　17,056,379 千メキシコペソ
1,847,126 千米ドル
1,693,809 千ユーロ

投資有価証券　34,077 百万円
……主な外貨額　3,949,282 千台湾ドル
2,318,027 千バーツ

6．担保に供している資産

投資有価証券　10,968 百万円

7．輸出手形割引高　1,365 百万円

8．保証債務等の残高　（　）内は子会社に関するものの残高

・保証債務残高　455,955 百万円（254,657百万円）
保証債務残高の内、従業員の住宅資金に対する保証175,625百万円は全額保険が付保されている。他に質権設定しているものが 25,500百万円ある。

・保証予約残高　1,539 百万円

・経営指導念書等
対象債務残高　26,710 百万円（26,635百万円）

・売掛債権流動化に関する念書
流動化残高　366,755 百万円（242,675百万円）

この他に、海外金融子会社との間で、信用を補完することを目的とした合意書（キープウェル・アグリーメント）がある。
当該子会社の債務残高　1,554,878百万円

9．新株引受権付社債による新株引受権の残高及び行使価格

（貸借対照表日現在）

	新株引受権の残高	行使価格
・第1回無担保新株引受権付社債	130 百万円	554円
・2006年満期ユーロ円建新株引受権付社債	15,000 百万円	429円
・2007年満期ユーロ円建新株引受権付社債	45,000 百万円	764円
・2008年満期ユーロ円建新株引受権付社債	52,800 百万円	880円

10．平成14年改正前商法第290条第1項第6号に規定する時価を付したことにより増加した貸借対照表上の純資産額は、4,953百万円である。

11．1株当たりの当期利益　16円09銭
（1株当たり当期利益は、損益計算書上の当期利益から利益処分による取締役賞与金の額を控除し、期中平均発行済株式総数に基づき算出している。）

12．

子会社に対する売上高	2,633,716 百万円
子会社よりの仕入高	668,588 百万円
子会社との営業取引以外の取引高	6,406 百万円

重要な会計方針

1. 時価のある有価証券の評価
　　…………………… 決算日の市場価格等に基づく時価法
　　なお、評価差額は全部資本直入法により、売却原価は移動平均法による。

2. 棚卸資産の評価
「製品」「仕掛品」及び「材料・貯蔵品」のうち購入部品
　　………………総平均法に基づく低価法
「材料・貯蔵品」(除く購入部品)
　　………………後入先出法に基づく低価法

3. 有形固定資産の減価償却方法
　　………………定額法を採用している。なお、耐用年数は見積耐用年数、残存価額は実質的残存価額によっている。

4. 引当金の計上基準
貸倒引当金…………………… 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込み額を計上している。
製品保証引当金………… 製品のアフターサービスに対する費用の支出に備えるため、保証書の約款に従い、過去の実績を基礎に翌期以降保証期間内の費用見積額を計上している。
事業構造改革引当金…… 日産リバイバル・プランに基づく事業構造改革に伴い、今後発生が見込まれる費用について、合理的に見積られる金額を計上している。なお、当該引当金は平成14年改正前商法第287条ノ2に規定する引当金である。
退職給付引当金………… 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込み額に基づき計上している。会計基準変更時差異については15年による均等額を費用処理している。過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間以内の一定の年数による定額法により按分した額をそれぞれ発生の翌期から費用処理することとしている。

5. 消費税等の会計処理……… 税抜方式

6. 自己株式及び法定準備金の取崩等に関する会計基準
当期より「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)を適用している。 この変更が当期の損益に与える影響は軽微である。なお、商法施行規則(平成14年3月29日法務省令第22号)の施行に伴い、当期より貸借対照表の資本の部の表示方法を変更している。

7. 1株当たり情報
当期より「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用している。この変更が1株当たり当期利益及び1株当たり純資産額に与える影響は軽微である。

4. 利益処分案

	円
当期未処分利益	319,631,791,256
資産買換差益積立金取崩額	3,260,439,228
海外投資等損失積立金取崩額	1,115,634,124
特別償却積立金取崩額	307,387,051
計	**324,315,251,659**
これを次のとおり処分いたします。	
	円
利益配当金	44,662,022,360
(1株につき 10円)	
取締役賞与金	390,000,000
資産買換差益積立金	30,332,199,143
海外投資等損失積立金	131,057,368
特別償却積立金	29,759,857
次期繰越利益	**248,770,212,931**

(注) 1.平成14年12月10日に、18,026,167,940円(1株につき4円)の中間配当を実施いたしました。
2.資産買換差益積立金、海外投資等損失積立金、特別償却積立金は、租税特別措置法に基づく積立額及び取崩額であります。

5. 会計監査人の監査報告書 謄本

独立監査人の監査報告書

平成15年5月14日

日産自動車株式会社
取締役会 御中

新日本監査法人

代表社員 関与社員	公認会計士	鈴木 和男 ㊞
代表社員 関与社員	公認会計士	太田 建司 ㊞
関与社員	公認会計士	室橋 陽二 ㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条の規定に基づき、日産自動車株式会社の平成14年4月1日から平成15年3月31日までの第104期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

（1）貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
（2）営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
（3）利益処分案は、法令及び定款に適合しているものと認める。
（4）附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

また、営業報告書に記載されている後発事象は、次期以降の会社の財産又は損益の状態に重要な影響を及ぼすものである。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

6. 監査役会の監査報告書 謄本

監　査　報　告　書

当監査役会は、平成14年4月1日から平成15年3月31日までの第104期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1．監査役の監査の方法の概要

監査の実施に当たりましては、取締役会及びその他の重要な会議に出席するほか、随時取締役等から営業の報告を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所の業務の調査を行い、必要に応じて子会社から営業の報告を求めました。また、会計監査人から監査に関する報告を聴取し、かつ、計算書類等につき慎重な検討を行いました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を受け、当該取引の状況を詳細に調査いたしました。

2．監査の結果

（1）会計監査人新日本監査法人の監査の方法及び結果は、相当であると認めます。

（2）営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

（3）利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

（4）附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

（5）取締役の職務遂行に関しては、子会社に関する職務を含め、不正の行為又は法令若しくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても取締役の義務違反は認められません。

平成15年5月19日

日産自動車株式会社　監査役会

監査役（常勤）　森山　寛 ㊞
監査役（常勤）　竹中治彦 ㊞
監査役（常勤）　今村圭司 ㊞
監査役　中村英男 ㊞

（注）監査役竹中治彦、監査役今村圭司、監査役中村英男は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

以　上

株主メモ

決算期	3月31日
配当金交付株主確定日	3月31日 なお、中間配当を実施するときの株主確定日は9月30日
定時株主総会	6月
定時株主総会における権利行使株主確定日	3月31日
名義書換代理人	〒105-8574 東京都港区芝三丁目33番1号 中央三井信託銀行株式会社
同事務取扱所	〒168-0063 東京都杉並区和泉二丁目8番4号 中央三井信託銀行株式会社　証券代行部 ☎ 03-3323-7111(代)
同取次所	中央三井信託銀行株式会社 全国各支店 日本証券代行株式会社 本店及び全国各支店
株式取扱手数料	名義書換　無料 新券交付　1枚につき210円 （消費税額を含む）
公告掲載新聞	東京都において発行する「日本経済新聞」

商号	日産自動車株式会社
英文社名	NISSAN MOTOR CO., LTD.
本店	〒220-8623 神奈川県横浜市神奈川区宝町2番地
本社事務所	〒104-8023 東京都中央区銀座六丁目17番1号 ☎ 03-3543-5523(代)

株券失効制度についてのお知らせ

株券を喪失した場合は公示催告による除権判決を受けて再発行する取扱いでありましたが、平成15年4月1日施行の商法改正により株券は公示催告制度から除外され、新たに創設された「株券失効制度」により株券の再発行を受けることとなります。

お手続きの詳細につきましては名義書換代理人あてご照会ください。

日産自動車企業情報ページ

http://www.nissan-global.com/

IRホームページ

http://ir.nissan-global.com/

NISSAN
MOTOR COMPANY


NISSAN

Half-Year Report
April 1 to September 30, 2003


Nissan: Enriching people's lives

2003

NISSAN MOTOR CO., LTD.

Contents

Cover: Fairlady Z Roadster

Letter from Management

At the midpoint of NISSAN 180, the numbers continue to speak for themselves. Record half-year earnings are a signal that Nissan continues to deliver effective performance despite unfavorable global market conditions. We are staying on course, implementing NISSAN 180 step by step and delivering our commitments as announced.

NISSAN 180 aims to grow sales by one million additional units by the end of fiscal year 2004, to achieve an 8% operating margin and to reduce net automotive debt to zero.

In the first half of fiscal year 2003, Nissan achieved an operating profit of 401.1 billion yen, 15.2% higher than the first half of fiscal year 2002. Our consolidated operating profit margin is at 11.3%, an industry-leading accomplishment. Net automotive debt was eliminated during the prior fiscal year, and we are now using return on invested capital (ROIC) to measure the effectiveness of our investments.

Nissan is systematically pursuing the vision to establish lasting, profitable growth. We are making gains, and our performance is on track. We are confident that Nissan's performance has not yet peaked. You can expect the best from Nissan.



Carlos Ghosn
President and CEO

Facts and Figures

Half-year global retail sales volume

First half of fiscal years (Thousand units)


2002
2003
1,386
1,467
Japan
US
Europe
Others

First half of fiscal years	2003	2002
Global retail (Note1,2)		Thousand units
Japan	387	383
US	420	378
Europe	267	251
Others	393	374
Total	1,467	1,386

Half-year global vehicle production volume

First half of fiscal years (Thousand units)


2002
2003
1,352
1,484
Japan
US
Mexico
UK
Spain
Others

First half of fiscal years	2003	2002
Global production (Note2)		Thousand units
Japan	725	682
US	268	205
Mexico	156	177
UK	168	165
Spain	60	42
Others (Note3)	107	81
Total	1,484	1,352

Notes: 1. Global retail sales includes sales of vehicles locally assembled with knock down parts.

2. Europe, Mexico and parts of others are results of January to June.

3. Others include production in Taiwan, Thailand, Philippines, South Africa, Indonesia and China.

Half-year consolidated net sales

First half of fiscal years (Billions of yen)


2002
3,285.5
2003
3,556.2

Half-year consolidated operating income

First half of fiscal years (Billions of yen)


2002
348.3
2003
401.1

Half-year consolidated ordinary income

First half of fiscal years (Billions of yen)


2002
323.5
2003
390.3

Half-year consolidated net income

First half of fiscal years (Billions of yen)


2002
287.7
2003
237.7

Consolidated net automotive debt

(Billions of yen)


2002
As of
March 31
108.0
2003
As of
September 30
278.1

Note: Consolidated net automotive debt includes the Canton facility and lease obligations in Japan.

First Half of Fiscal Year 2003 Business Review

For the first six months of fiscal year 2003, Nissan's sales in all regions totaled 1,467,000 units, an increase of 5.9% in a challenging global environment.

Total industry volumes dropped in all the major markets where Nissan competes, except China. Volumes were down in Japan, in the United States, in Europe and in Mexico. Simultaneously, incentives rose, reaching record levels in the United States, for example.

With such market conditions, the strength of our new products drove our sales growth. Of the 28 all-new products to be launched globally during the three years of NISSAN 180, 12 were launched during fiscal year 2002, and their sales are helping to drive our volume increases. In the current fiscal year, Nissan will launch 10 new models, eight of which are now on sale in global markets.

Global Sales Volume
First half of fiscal years 1999-2003
(Thousands of units)


'99
'00
'01
'02
'03
1,265
1,337
1,289
1,386
1,467
+5.9%

Retail Sales by Region
First half of fiscal years 2002-2003
(Thousands of units)


Japan
USA
Europe
GOM*
+0.9%
+11.0%
+6.6%
+5.3%
383 387
378 420
251 267
374 393
2002
2003

*GOM including Mexico and Canada

Reviewing volumes by region, in Japan Nissan sold 387,000 units in the first half of fiscal year 2003, up 0.9% from the same period last year in an industry where the total industry volume decreased 1.3%. Excluding mini-cars, sales were 369,000 units, up 3.7%.

The work done over the past three years to renew our product lineup and bridge any gaps is visible on the streets. Nissan now has three models in the mini-vehicle segment, a stronger entry-level lineup with the March and Cube series, with the Cube Cubic serving as a link between the compact lineup and our improved minivan lineup. In the first full month of sales of the Cube Cubic, Cube became the second-leading selling car in Japan.



Cube Cubic

The launch of the Presage minivan in July re-established Nissan as a credible competitor in this segment. In the first three months, sales were 8.7 times greater than the previous model.

Nissan's domestic market share of registered vehicles now stands at 19.4%. Our target to sell an additional 300,000 units in Japan during NISSAN 180 is on track.



Presage

In the United States, Nissan sales in the first half of fiscal year 2003 came to 420,000 units, up 11.0% compared to the first half of fiscal year 2002. Our U.S. market share is now 4.7%, up half a point since last year.

Gains are being made in both the Nissan and Infiniti channels. Nissan Division sales are up 6.3% in the first half, with robust sales of new models such as the Quest minivan and Murano crossover and continuing strong sales of the Altima and Maxima sedans and 350Z sports cars. The Infiniti Division is enjoying record-setting performance with sales up 39.7% over fiscal year 2002 levels, due to the attraction of competitive new models such as the G35 sport sedan and coupe and FX45. All these new models demonstrate Nissan's dynamic repositioning ability, which the marketplace is affirming with higher sales that are not artificially propped up by significant incentives.



Quest



Murano

In Europe, Nissan sold 267,000 units from January to June, up 6.6% from the same period in 2002. Our market share increased to 2.7% from 2.5% in the first half of last year.

The new Micra has greatly exceeded expectations, achieving sales of 80,000 units since its launch in January through June (which is the fiscal year basis) and 126,000 through the end of September, 51% above the previous model. Customer demand for Micra led Nissan to increase production capacity by 25% to 200,000 units at the Sunderland Plant, which was named Europe's most productive plant for the seventh straight year.



Micra

Nissan's range of SUVs and 4x4s in Europe is also doing well, with X-Trail up 46% and the Pick-up up 37% in the period from January to June 2003 compared to the same period last year.



X-Trail



350Z

In the General Overseas Markets*, Nissan's performance has been strong, with 393,000 unit sales in the first half of the fiscal year, up 5.3% from the same period last year. We achieved significant volume increases in China, Taiwan, and Australia, but Mexico volumes declined.


SUNNY
The Sunny, the first model produced at Dongfeng Motor Co.,Ltd.

For the full fiscal year 2003, Nissan expects global sales of 3.04 million units, up 9.7% from fiscal year 2002. When Nissan reaches this level, it will be the first time since 1991 that Nissan has decisively passed the 3-million-unit mark – a clear sign of Nissan's growth toward achieving the 1 million additional sales units committed under NISSAN 180.

* Includes Mexico and Canada

First-half financial results and forecast

Revenues reached 3.56 trillion yen in the first half of fiscal year 2003, up 8.2% from the same period in fiscal year 2002, driven primarily by our growth in volumes and a higher mix.

Consolidated Operating Income

First half of fiscal years 1999-2003
(Billions of Yen)


'99
'00
'01
'02
'03
12.0
10.0
8.0
6.0
4.0
2.0
0
Consolidated operating margin (%)
58.5
134.4
188.8
348.3
401.1

*Figures of FY '98 to '99 are unandited

Consolidated operating profits improved by 15.2% to 401.1 billion yen, compared to the first half of fiscal year 2002, marking the seventh consecutive period of record profits. The operating profit margin came to 11.3%, placing Nissan at the top level of operating performance of the automotive industry.

On a regional basis, three regions report improved profitability while one declined.

Profits coming from Japan are up compared to last year's level of 193.3 billion yen compared to last year's 174.2 billion yen profit.

In North America, which includes the United States and Canada, profitability rose significantly. Our operating profit increased from 114.1 billion yen to 159.7 billion yen this year, driven by higher volumes and a richer mix.

Europe is continuing to increase its contribution to profit with a stronger showing in the first half. Europe increased profits from 7.0 billion yen in the first half of 2002 to 11.5 billion yen this half.

The contribution of the General Overseas Markets to our total profits declined, from 44.9 billion yen to 31.6 billion yen. This was due to lower profits coming from Mexico and the Middle East.

Automotive: ROIC
(Return on Invested Capital)
Fiscal years 1999–2004


'99
'00
'01
'02
'03
'04
NISSAN 180
Target
20%
20
19.8%
12.7%
10
7.5%
0
1.3%

Net income after tax came to 237.7 billion yen, 17.4% lower than last year due to Nissan returning to a standard tax-cost situation. Factors affecting net income include the payment of higher current taxes as the company returns to normal taxation in Japan and the one-time gain from the sale of the Murayama Plant in the first half of fiscal year 2002.

Net automotive debt, which was eliminated two years ahead of the NISSAN 180 commitment, is no longer used as a driver of our financial performance. Instead, Nissan is using return on invested capital (ROIC). At the half-year, we are on track to achieve our annual ROIC target of at least 20%.

Investments for the future

In the first half of this fiscal year, two important decisions for the future of Nissan became reality: the new factory in Canton, Mississippi, produced its first vehicle in May, and on July 1, on the other side of the world in China, the new Dongfeng Motor Company, Ltd., became operational.

Nissan is establishing its presence in the American minivan and full size truck and SUV



The new factory in Canton, Mississippi

segments with the new Quest, Patfhfinder Armada and Titan. Combined, these segments represent almost as many annual unit sales as the entire registered vehicle market in Japan. Nissan is building from scratch, but we are encouraged by the initial reaction to our products—from the media and from newly found customers.

In China, the market continues to grow at an impressive pace. China is one of the biggest truck markets in the world and the fastest growing passenger car market. With Dongfeng, we cover all segments—with passenger cars under the Nissan brand and light commercial vehicles, buses, coaches and heavy-duty trucks under the Dongfeng badge. Our 50% ownership structure of Dongfeng Motor Company, Ltd., remains unique, and we expect the venture to produce significant results, particularly in the post- NISSAN 180 period.

In addition to these two major events, Nissan continues to prepare for tomorrow's profitable growth with several other business decisions. The new Nissan Light Truck Company, 85% owned by Nissan and 15% by Nissan Diesel, went into operation on October 1 to support our growth in the expanding global light duty truck and commercial vehicle markets.

All of these investments in the future are built on the premise that Nissan will grow with value for stakeholders and lead to our company's position as a world-class automotive leader.

Outlook

Considering potential risks and opportunities ahead, the most significant risk relates to volume and mix in the Japanese market. Our major opportunity continues to be the swift implementation of NISSAN 180.

Nissan expects full-year revenues to reach 7.45 trillion yen and operating profits to be 820 billion yen, which would yield an 11% operating margin. Ordinary profit is forecasted to be 781 billion yen, and the net profit after tax is expected to be 495 billion yen.

Conclusion

Nissan is dedicated to its shareholders, current and future, continuing to communicate a transparent and attractive dividend policy during NISSAN 180. Nissan will pay an interim dividend of 8 yen per share in December and will propose a dividend of 11 yen per share at the annual general meeting in June 2004. The total dividend for fiscal year 2003 is expected to be 19 yen per share.

The pattern of performance that Nissan has demonstrated since the beginning of the Nissan Revival Plan remains the same. Nissan is systematically pursuing its vision to establish lasting, profitable growth.

Nissan is not depending on any single market or any single vehicle segment to sustain its momentum. Nissan is a global company, supported by an increasing number of pillars and open to any opportunity for the future.

Even at the top level of operating profitability in the global automotive industry, Nissan is committed to delivering much more potential in the years to come.

Financial Section

Consolidated Balance Sheets

(As of September 30, 2003)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ASSETS	
Current assets	**3,775,213**
Cash on hand and in banks	158,630
Notes & accounts receivable	512,326
Sales finance receivables	2,089,263
Marketable securities	2,409
Inventories	572,036
Deferred tax assets	217,793
Other current assets	222,756
Fixed assets	**3,975,794**
Property, plant and equipment	3,154,020
Intangible assets	64,549
Investment securities	357,696
Long-term loans receivable	13,925
Deferred tax assets	138,041
Other fixed assets	247,563
Deferred asset	**1,865**
Total assets	**7,752,872**
LIABILITIES	
Current liabilities	**3,355,465**
Notes & accounts payable	710,367
Short-term borrowings	1,626,425
Deferred tax liabilities	381
Accrued warranty costs	35,393
Leasing obligation	64,848
Other current liabilities	918,051
Long-term liabilities	**2,401,557**
Bonds and debentures	623,686
Long-term borrowings	747,142
Deferred tax liabilities	261,136
Accrued warranty costs	116,018
Accrued retirement benefits	472,371
Leasing obligation	88,317
Other long-term liabilities	92,887
Total liabilities	**5,757,022**
Minority interests in consolidated subsidiaries	**96,757**
SHAREHOLDERS' EQUITY	
Common stock	**605,814**
Capital surplus	**804,470**
Retained earnings	**1,035,913**
Unrealized holding gain on securities	**3,703**
Translation adjustments	**(330,171)**
Treasury stock	**(220,636)**
Total shareholders' equity	**1,899,093**
Total liabilities, minority interests & shareholders' equity	**7,752,872**

Note. The amount of short-term borrowings includes import bills payable, current maturities of long-term borrowings, bonds and debentures, and commercial paper.

Consolidated Statements of Income

(For the 1st half of fiscal year ending March 31, 2004)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
Net sales	**3,556,249**
Cost of sales	**2,510,550**
Gross profit	**1,045,699**
Selling, general and administrative expenses	644,567
Operating income	**401,132**
Non-operating income	**28,112**
Interest and dividend income	6,230
Equity in earnings of unconsolidated subsidiaries & affiliates	8,284
Other non-operating income	13,598
Non-operating expenses	**38,898**
Interest expense	14,610
Amortization of net retirement benefit obligation at transition	7,299
Other non-operating expenses	16,989
Ordinary income	**390,346**
Extraordinary gains	**9,769**
Extraordinary losses	**32,010**
Income before income taxes and minority interests	**368,105**
Income taxes-current	**106,984**
Income taxes-deferred	**18,258**
Minority interests	**5,183**
Net income	**237,680**

Consolidated Statements of Cash Flows

(For the 1st half of fiscal year ending March 31, 2004)

[in millions of Yen, ( ) indicates out flows]

	Amount
Operating activities	
Income before income taxes and minority interests	368,105
Depreciation and amortization	223,719
Provision for doubtful receivables	3,394
Interest and dividend income	(6,230)
Interest expense	40,272
Gain on sales of property, plant and equipment	(4,303)
Loss on disposals of property, plant and equipment	6,785
Gain on sales of investment securities	(1,180)
Increase in trade receivables	(15,890)
Increase in sales finance receivables	(260,249)
Increase in inventories	(41,751)
Increase in trade payables	33,519
Amortization of net retirement benefit obligation at transition	7,299
Provision for accrued retirement benefits	40,175
Retirement benefits paid	(35,535)
Others	(28,754)
Sub-total	**329,376**
Interest and dividends received	5,664
Interest paid	(41,749)
Income taxes paid	(40,526)
Total	**252,765**
Investing activities	
Decrease in short-term investments	1,241
Purchases of fixed assets	(168,750)
Proceeds from sales of property, plant and equipment	21,692
Purchases of leased vehicles	(272,289)
Proceeds from sales of leased vehicles	118,513
Collection of long-term loans receivable	2,942
Long-term loans made	(2,253)
Purchases of investment securities	(56,497)
Proceeds from sales of investment securities	3,752
Additional acquisition of shares of consolidated subsidiaries	(330)
Other	(1,741)
Total	**(353,720)**
Financing activities	
Increase in short-term borrowings	237,079
Increase in long-term borrowings	185,662
Increase in bonds and debentures	104,792
Repayment or redemption of long-term debt	(381,485)
Purchases of treasury stock	(72,981)
Proceeds from sales of treasury stock	7,568
Repayment of lease obligations	(47,159)
Cash dividends paid	(41,656)
Other	(1,134)
Total	**(9,314)**
Effect of exchange rate changes on cash and cash equivalents	**1,466**
Decrease in cash and cash equivalents	**(108,803)**
Cash and cash equivalent at beginning of period	**269,817**
Increase due to inclusion in consolidation	**310**
Decrease due to exclusion from consolidation	**(871)**
Cash and cash equivalent at end of period	**160,453**

Non-Consolidated Balance Sheets
(As of September 30, 2003)

[in millions of Yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	Amount
ASSETS	
Current assets	**1,844,659**
Cash on hand and in banks	39,392
Trade accounts receivable	357,390
Finished products	75,582
Work in process	29,278
Raw materials & supplies	29,441
Deferred tax assets	53,422
Short-term loans receivable	1,174,155
Other accounts receivable	67,978
Other current assets	57,369
Allowance for doubtful accounts	(39,352)
Fixed assets	**2,171,847**
Property, plant & equipment	**641,884**
Buildings	145,265
Structures	30,587
Machinery & equipment	170,761
Vehicles	11,081
Tools, furniture and fixtures	117,513
Land	145,554
Construction in progress	21,120
Intangible assets	**36,875**
Utility rights	140
Software	35,940
Other intangible assets	794
Investments & other assets	**1,493,087**
Investment securities	131,267
Investments in subsidiaries	1,238,716
Long-term loans receivable	19,177
Long-term prepaid expenses	21,655
Deferred tax assets	95,110
Other investments	9,874
Allowance for doubtful accounts	(22,714)
Deferred asset	**4,117**
Discounts on bonds	4,117
Total assets	**4,020,625**

Note: 1. As for the amount, less than 1 million yen is rounded down.
2. Accumulated depreciation of property, plant and equipment amounted to yen 1,295,457 million.
3. Assets pledged as collateral: Investment securities: Yen 10,968 million
4. As endorser of documentary export bills discounted with banks: Yen 2,106 million.
5. Guarantees and other items: ( )refers to those relating to subsidiaries
- Guarantees total yen 434,178 million (yen 232,368 million), The above included employee's residence mortgages which is insured in full of yen 175,823 million and mortgages with pledge of yen 25,500 million. Guarantees of yen 93,584 million related to the construction of Canton Plant are also included in those relating to subsidiaries.
- Commitments to provide guarantees total yen 1,399 million.

	Amount
LIABILITIES	
Current liabilities	**1,222,431**
Trade notes payable	604
Trade accounts payable	417,103
Short-term borrowings	10,000
Current portion of long-term borrowings	49,980
Commercial paper	110,000
Current maturities of bonds	292,800
Other accounts payable	14,688
Accrued expenses	178,341
Deposits received	7,945
Employees' saving deposits	60,651
Accrued warranty costs	21,645
Lease obligation	40,102
Other current liabilities	18,569
Long-term liabilities	**1,031,863**
Bonds	639,600
Long-term borrowings	65,430
Long-term deposits received	1,872
Accrued warranty costs	37,671
Accrued retirement benefits	250,391
Lease obligation	36,897
Total liabilities	**2,254,294**
SHAREHOLDERS' EQUITY	
Common stock	**605,813**
Capital surplus	**804,470**
Capital reserve	804,470
Retained earnings	**460,930**
Legal reserve	53,838
General reserve	89,192
Unappropriated retained earnings	317,898
[Net income for the period]	[75,348]
Unrealized holding gain on securities	**3,712**
Treasury stock	**(108,596)**
Total shareholders' equity	**1,766,330**
Total liabilities & shareholders' equity	**4,020,625**

- Letters of awareness and others total yen 20,054 million (yen 20,054 million)
- Letters of awareness concerning transfers of receivables total yen 90,000 million (yen 24,164 million)

  The Company entered into Keepwell Agreements with certain overseas financing subsidiaries to support their credibility. Liabilities of such subsidiaries totaled yen 1,673,794 million

6. Depreciation

   Property, plant, and equipment: Yen 41,724 million

   Intangible assets: Yen 5,172 million

Non-Consolidated Statements of Income

(For the 1st half of fiscal year ending March 31, 2004)

[in millions of Yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	Amount
ORDINARY INCOME/LOSS	
Operating revenue/expenses	
Operating revenue	**1,655,604**
Net sales	1,655,604
Operating expenses	**1,505,887**
Cost of sales	1,285,447
Selling, general and administrative expenses	220,440
Operating income	**149,716**
Non-operating income/expenses	
Non-operating income	**12,116**
Interest and dividend income	5,330
Other non-operating income	6,785
Non-operating expenses	**20,455**
Interest expense	7,476
Amortization of net retirement benefit obligation at transition	4,435
Other non-operating expenses	8,543
Ordinary income	**141,377**
EXTRAORDINARY GAINS/LOSSES	
Extraordinary gains	**6,918**
Extraordinary losses	**35,563**
Income before income taxes	**112,733**
Income taxes-current	15,805
Income taxes-deferred	21,579
Net income	**75,348**
Retained earnings brought forward from previous year	248,770
Losses on disposal of treasury stock	6,219
Unappropriated retained earnings at end of period	**317,898**

Note: As for the amount, less than 1 million yen is rounded down.

Notice of the resolution concerning payment of interim dividends in fiscal year 2003 by the Board of Directors

We resolved concerning payment of interim dividends in fiscal year 2003 by the Board of Directors held on November 6, 2003, as follows:

According to the Article 33 of the incorporation, the Company will pay the interim dividends as following to the shareholders whose names are entered or recorded, by paper-base documents or digital processes, in the final register of shareholders or of beneficial shareholders as of Sept. 30,2003.

The interim dividends is the distributions of money pursuant to the provisions of Article 293-5 of the Commercial Code.

1. The amount of the interim dividends
   Common Dividends 8 yen per share
2. The date when the right of claim to pay comes into effect and the date when the payment starts
   December 9, 2003

Board of Directors and Statutory Auditors

Officer	Responsibilities
Representative Board Members	
Carlos Ghosn President Co-Chairman, Board of Directors	
Itaru Koeda Co-Chairman, Board of Directors	Purchasing, Administration for Affiliated Companies
Board Members	
Norio Matsumura	Global Sales & Marketing, North American Operations, Global Aftersales Business
Nobuo Okubo	Research, Technology and Engineering Development, Cost Engineering
Patrick Pélata	Planning and Design, European Operations
Tadao Takahashi	Manufacturing, SCM (Supply Chain Management), Industrial Machinery, Marine
Shemaya Lévy	
Statutory Auditors	
Keishi Imamura	Full time
Hiroshi Moriyama	Full time
Haruhiko Takenaka	Full time
Hideo Nakamura	

Corporate Data

NISSAN MOTOR CO., LTD.

Registered Office
No.2, Takara-cho, Kanagawa-ku, Yokohama-shi,
Kanagawa 220-8623 Japan

Date of Establishment
December 26, 1933

Paid-in Capital
605,813 million yen

Common Stock
Issued and outstanding: 4,520,715,112 shares

Number of Shareholders
116,734

Number of Employees worldwide
124,404 (Consolidated Basis)

End of Fiscal year March 31*
* In Europe, Mexico, and South Africa, the fiscal year ends on December 31.

General Shareholders' Meeting June

Securities Traded
- Tokyo Stock Exchange (7201 T)
- NASDAQ: (One American Depositary Receipt represents two shares underlying stock) (NSANY)

Transfer Agent and Registrar for Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan

Depository and Transfer Agent for American Depositary Receipts
JPMorgan Chase Bank
ADR Department
270 Park Avenue,
New York, NY 10017-2070, U.S.A.

Auditor
Shin Nihon & Co.

For Further Information, please contact

NISSAN MOTOR CO., LTD.
17-1, Ginza 6-chome, Chuo-ku,
Tokyo 104-8023 Japan
phone: Global Communications and Investor Relations
Department 81(0)3-5565-2141
Main 81(0)3-3543-5523

NISSAN NORTH AMERICA, INC.
18501 South Figueroa Street, Gardena,
California 90248, U.S.A.
phone: Corporate Communications 1(310)771-5631
Main 1(310)771-3111

NISSAN EUROPE S.A.S.
Parc de Pissaloup 13,
Avenue Jean d'Alembert
B.P. 123
78194 Tráppes cedex, France
phone: Communications Department 33(0)1 30 13 67 70
Main 33(0)1 30 13 66 66

Corporate Information Website

http://www.nissan-global.com/

Investor Rerations
http://www.nissan-global.com/EN/IR/

NISSAN
MOTOR COMPANY

03 DEC 22 AM 7:21


NISSAN

平成15年度中間事業報告書

自　平成15年4月 1 日
至　平成15年9月30日


日産:人々の生活を豊かに

2003

日産自動車株式会社

もくじ

表紙:フェアレディZ ロードスター

OK

株主の皆様へ

株主の皆様には、ますますご清祥のこととお喜び申しあげます。

当社平成15年度の中間事業報告書をお届けするにあたり、一言ご挨拶申しあげます。

平成15年度上半期は、「日産180」の中間地点にあたりますが、当上半期の実績も数字が全てを物語っております。当社は、当上半期に半期として過去最高の連結営業利益を計上いたしました。これは、グローバルでの厳しい市場環境にもかかわらず、引き続き効果的な成果をあげている証であります。当社は、正しい軌道に乗っており、公表いたしましたコミットメント（必達目標）の達成に向けて「日産180」を着実に遂行しております。

「日産180」のコミットメントは、平成16年度末までにグローバルでの販売台数を100万台増やすこと、また、連結売上高営業利益率8%を達成すること、さらに、自動車事業での連結実質有利子負債を一掃することであります。

平成15年度上半期の連結営業利益は、前年同期比15.2%増の4,011億円となり、連結売上高営業利益率は、グローバルでの自動車業界をリードする11.3%を達成いたしました。また、自動車事業での連結実質有利子負債は、既に前年度で一掃いたしました。投資効率を計る指標として、今後は投下資本利益率（ROIC）に軸足を移してまいります。

当社は、長期的な利益ある成長というビジョンを目指しております。当社は、着実に前進しており、業績は順調に向上しておりますが、真の実力を発揮するのはまだこれからであります。株主の皆様におかれましては、今後とも、一層のご支援及びご指導を賜りますようお願い申しあげます。

取締役共同会長兼社長
最高経営責任者
カルロス ゴーン



販売・生産及び連結業績の状況

グローバル販売台数（小売り）

上半期 （単位:千台）


平成14年度
1,386
平成15年度
1,467
日本
米国
欧州
その他

上半期	平成15年度	平成14年度
グローバル販売（小売り）（注1、2）	（単位：千台）	
日本	387	383
米国	420	378
欧州	267	251
その他	393	374
計	1,467	1,386

グローバル生産台数

上半期 （単位:千台）


平成14年度
1,352
平成15年度
1,484
日本
米国
メキシコ
英国
スペイン
その他

上半期	平成15年度	平成14年度
グローバル生産（注2）	（単位：千台）	
日本	725	682
米国	268	205
メキシコ	156	177
英国	168	165
スペイン	60	42
その他（注3）	107	81
計	1,484	1,352

（注）1. グローバル販売台数（小売り）には、生産用部品として出荷され、在外会社で組み立てられた車両を含む。
2. 欧州、メキシコ及びその他の一部は1～6月ベース。
3. その他は、台湾、タイ、フィリピン、南アフリカ、インドネシア及び中国の生産台数の合計。

連結売上高

上半期　（単位：億円）


平成14年度
32,855
平成15年度
35,562

連結営業利益

上半期　（単位：億円）


平成14年度
3,483
平成15年度
4,011

連結経常利益

上半期　（単位：億円）


平成14年度
3,235
平成15年度
3,903

連結中間純利益

上半期　（単位：億円）


平成14年度
2,877
平成15年度
2,377

連結実質有利子負債残高（自動車事業）

（単位：億円）


平成14年度末
1,080
平成15年度
上半期末
2,781

（注）米国新キャントン工場用設備の借入金及び日本におけるリース債務を含む。

中間事業報告

平成15年度上半期の販売実績

平成15年度上半期の当社グローバル販売台数は、非常に厳しい市場環境にもかかわらず、前年同期比5.9%増の1,467千台となりました。

自動車全体需要は、日本、米国、欧州及びメキシコなど、中国を除く全ての市場において減少いたしました。また、インセンティブ競争も激化し、米国では過去にないレベルまで上昇いたしました。

このような市場環境の中で、当社の販売台数増を支えたのは新型車の商品力であります。「日産180」の3年間にグローバルで投入する28の新型車のうち、12車種が平成14年度に発売され、販売台数増の牽引役を果たしました。平成15年度は10車種を投入予定であり、うち、8車種を既に発売いたしました。

グローバル販売台数

平成11年〜15年度上半期
(単位:千台)



平成
11年
12年
13年
14年
15年
1,265
1,337
1,289
1,386
1,467
+5.9%

地域別販売台数

平成14年〜15年度上半期
(単位:千台)



日本
米国
欧州
その他*
+0.9%
+11.0%
+6.6%
+5.3%
383 387
378 420
251 267
374 393
平成14年
平成15年

*その他:メキシコ及びカナダを含む

日本

当上半期の当社国内販売台数は、全体需要が1.3%減少したにもかかわらず、前年同期比0.9%増の387千台(含む、軽四輪車)、3.7%増の369千台(除く、軽四輪車)となりました。

「日産180」の3年間にわたる商品ラインアップの刷新及び強化対策は、街を走る新型車という目に見える成果を生み出しました。現在、当社には、軽自動車3車種が揃うとともに、「マーチ」及び「キューブ」によりエントリーカーの品揃えを一段と拡充し、また、「キューブ キュービック」が小型車と充実したミニバンラインアップの橋渡しをしております。「キューブ キュービック」発売以来1ヶ月で、「キューブ」は月間車名別販売ランキングで2位に入りました。さらに、本年7月のミニバン新型「プレサージュ」の投入により、当社は、ミニバンセグメントにおいて確固たる地位を築きました。発売後3ヶ月間の「プレサージュ」の販売台数は、前年同期比8.7倍に達しました。


キューブ キュービック

当上半期の当社国内シェアは19.4%(除く、軽四輪車)となり、「日産180」の目標である国内販売台数30万台増に向けて順調に前進しております。


プレサージュ

米国

当上半期の当社米国販売台数は、前年同期比11.0%増の420千台、市場シェアは前年同期比0.5ポイント増の4.7%となりました。

日産及びインフィニティの両チャンネルとも販売を伸ばしております。日産・チャンネルの販売台数は、前年同期比6.3%増となりました。牽引役を果たしたのは、新型車のミニバン「クエスト」及びクロスオーバー車「ムラーノ」、引き続き販売が好調なセダン「アルティマ」、「マキシマ」及び「350Z」であります。インフィニティ・チャンネルの販売台数は、前年同期比39.7%増と過去最高を記録いたしました。魅力的で競争力のある新型車のスポーツセダン・クーペ「G35」及び「FX45」が販売台数増に寄与いたしました。これらの新型車は、より優れた車をダイナミックに投入できる当社の実力を示しております。これは、市場からの高い評価を受けた結果であり、インセンティブを増やすなど人為的な操作によるものではありません。


クエスト


ムラーノ

欧州

当上半期の当社欧州販売台数は、前年同期比6.6%増の267千台、市場シェアは前年同期比0.2ポイント増の2.7%となりました。

新型「マイクラ」の販売台数は予測を大きく上回り、本年1月の発売から6月までに80千台、さらに9月まででは126千台となり、前年同期比51%増を記録いたしました。拡大する需要に対応するため、欧州で最も生産性の高い自動車工場として7年連続表彰されておりますサンダーランド工場での「マイクラ」の年間生産能力を25%増強し、200千台に引き上げました。



マイクラ

さらに、SUV及び四輪駆動車の販売も好調で、特に「エクストレイル」及び「ピックアップトラック」の本年1月から6月までの販売台数は、それぞれ前年同期比46%増及び37%増となりました。



エクストレイル



350Z

その他の地域

当上半期のメキシコ及びカナダを含めた当社その他の地域の販売台数は、前年同期比5.3%増の393千台と好調に推移いたしました。特に、中国、台湾及びオーストラリアの販売台数は大幅増となりましたが、メキシコでの販売台数は減少いたしました。

平成15年度通期の当社グローバル販売台数は、前年比9.7%増の304万台を予測しております。このレベルを達成いたしますと、年間販売台数は、平成3年度以来初めて300万台の大台を超え、「日産180」のグローバル販売台数100万台増というコミットメント達成に向け、大きな前進を示すものとなります。


SUNNY
サニー(中国 東風汽車有限公司製)

平成15年度上半期の業績

平成15年度上半期の当社連結売上高は、前年同期比8.2%増の3兆5,562億円となりました。主な増収要因は、販売台数の増及び車種構成の改善であります。

連結営業利益
平成11年〜15年度上半期
(単位:億円)


平成
11年
12年
13年
14年
15年
12.0
10.0
8.0
6.0
4.0
2.0
0
連結売上高営業利益率(%)
585
1,344
1,888
3,483
4,011

連結営業利益は、前年同期比15.2%増の4,011億円となり、半期として7期連続で過去最高を記録するとともに、連結売上高営業利益率は、自動車業界をリードする11.3%を達成いたしました。

地域別では、3地域で連結営業利益が増加し、1地域で減少いたしました。

当上半期の国内における連結営業利益は、前年同期の1,742億円から1,933億円へと増加いたしました。

米国及びカナダを含む北米における連結営業利益は大幅に増加し、前年同期の1,141億円から1,597億円となりました。

欧州での収益も引き続き改善し、当上半期も好調に推移した結果、連結営業利益は、前年同期の70億円から115億円に増加いたしました。

その他の地域における連結営業利益は、前年同期の449億円から316億円に減少いたしました。これはメキシコ及び中近東の連結営業利益が減少したためであります。

連結中間純利益は、前年同期比17.4%減の2,377億円となりました。主な減益要因は、本年度から通常ベースの税金コストを負担し始めたことに加え、前年同期に村山工場跡地売却による特別利益の計上があったことによるものであります。

自動車事業:投下資本利益率 (ROIC)

平成11年〜16年度


平成
11年
12年
13年
14年
15年
16年
「日産180」
目標
20%
20
10
0
19.8%
12.7%
7.5%
1.3%

自動車事業での連結実質有利子負債一掃は、「日産180」のコミットメントを2年前倒しで達成したことから、今後は、財務実績を計る指標として投下資本利益率（ROIC）に軸足を移してまいります。当上半期の状況は、「日産180」の新たな目標であるROIC20%以上達成に向けて順調に前進しております。

将来に向けた投資

平成15年度上半期には、過去に発表いたしました当社の将来にとって重要な2つの投資プロジェクトが実現いたしました。米国ミシシッピー州新キャントン工場が本年5月に生産を開始し、また、7月1日には、中国で、新たに設立した東風汽車有限公司が操業を開始いたしました。

当社は、米国のミニバン、フルサイズ・ピックアップトラック及びSUVの各セグメントに、それぞれ新型「クエスト」、「タイタン」及び「パスファインダー・アルマーダ」を投入し、市場プレゼンスを高めております。これらの3セグメントを合わせた市場規模は、国内における登録車の年間需要にほぼ匹敵いたします。当社は、この3セグメントに新規に参入いたしましたが、マスコミ及びお客様からは心強い初期反響を得ており、順調なスタートを切っております。



米国ミシシッピー州新キャントン工場

一方、中国では、市場は引き続き目覚しい速さで成長しております。中国は、 世界最大のトラック市場のひとつであり、急成長を遂げている乗用車市場でもあります。東風汽車有限公司を通じて、当社は、乗用車を日産ブランド、小型商用車、バス、小型バス及び大型トラックを東風ブランドで販売し、全ての市場セグメントをカバーいたします。当社及び東風汽車公司が折半出資で設立いたしました新会社は、中国での外資との提携として初めてのフルラインの自動車メーカーであり、「日産180」以降、大きな成果に結びつくと考えております。

当社は、これらの2つの主要イベントに加えて、将来の利益ある成長に向けていくつかの決定をいたしました。当社85%、日産ディーゼル工業15%出資で設立いたしました日産ライトトラック株式会社は、本年10月1日より稼働を開始しております。この新会社は、グローバルで拡大する小型トラック及び商用車市場での両社の成長に貢献する見込みであります。

将来に向けたこれらの投資は、当社がステークホルダーに対する価値を高めつつ成長を図ることを前提としており、世界トップレベルの自動車メーカーとしての地位の確保を目指すものであります。

今後の見通し

今後の当社事業展開におけるリスク及び好機を予測いたしますと、最も大きなリスクは、国内市場における販売台数及び車種構成であり、一方、重要な好機は、今後とも「日産180」の迅速な遂行であります。

平成15年度通期では、連結売上高7兆4,500億円、連結営業利益8,200億円、連結売上高営業利益率11%、連結経常利益7,810億円及び連結当期純利益4,950億円を見込んでおります。

結び

当社は、現在及び将来の株主の皆様のご要望にお応えするため、「日産180」の期間における透明性の高い配当政策を発表しております。平成15年度は、中間配当金を1株につき8円お支払することを既に決定しておりますが、期末配当金につきましては、1株につき11円とすることを平成16年6月開催の定時株主総会でお諮りし、1株につき年間19円の配当金をお支払する予定としております。

当社の業績が「日産リバイバル・プラン」以降、一貫した上昇基調を示しておりますように、当社は常に、長期的な利益ある成長というビジョンを目指しております。

当社は、現在の上昇基調を維持するため、特定の市場及び車種への依存はいたしません。当社は、グローバル企業であり、業績を支える柱の数も年々増加しており、将来に向けてあらゆるビジネスチャンスに対応してまいります。

当社は、グローバルでの自動車業界中、既にトップレベルの連結売上高営業利益率を実現しておりますが、さらに真の実力を発揮すべく引き続き邁進してまいる所存であります。

業績について

連結貸借対照表 (平成15年9月30日現在)

(百万円未満は四捨五入して表示しております。)

(単位：百万円)

科目	金額
(資産の部)	
流動資産	**3,775,213**
現金預金	158,630
受取手形・売掛金	512,326
販売金融債権	2,089,263
有価証券	2,409
棚卸資産	572,036
繰延税金資産	217,793
その他の流動資産	222,756
固定資産	**3,975,794**
有形固定資産	3,154,020
無形固定資産	64,549
投資有価証券	357,696
長期貸付金	13,925
繰延税金資産	138,041
投資その他の資産	247,563
繰延資産	**1,865**
資産合計	**7,752,872**
(負債の部)	
流動負債	**3,355,465**
支払手形・買掛金	710,367
短期借入金	1,626,425
繰延税金負債	381
製品保証引当金	35,393
リース債務	64,848
その他の流動負債	918,051
固定負債	**2,401,557**
社債	623,686
長期借入金	747,142
繰延税金負債	261,136
製品保証引当金	116,018
退職給付引当金	472,371
リース債務	88,317
その他の固定負債	92,887
負債合計	**5,757,022**
(少数株主持分)	
少数株主持分	**96,757**
(資本の部)	
資本金	**605,814**
資本剰余金	**804,470**
利益剰余金	**1,035,913**
その他有価証券評価差額金	**3,703**
為替換算調整勘定	**△ 330,171**
自己株式	**△ 220,636**
資本合計	**1,899,093**
負債、少数株主持分及び資本合計	**7,752,872**

(注) 短期借入金には、輸入引受手形、一年以内返済予定の長期借入金、一年以内償還予定の社債及びコマーシャル・ペーパーを含む。

連結損益計算書 (自 平成15年4月1日 至 平成15年9月30日)

(百万円未満は四捨五入して表示しております。)

(単位：百万円)

科目	金額
売上高	3,556,249
売上原価	2,510,550
売上総利益	1,045,699
販売費及び一般管理費	644,567
営業利益	401,132
営業外収益	28,112
受取利息及び配当金	6,230
持分法による投資利益	8,284
その他の営業外収益	13,598
営業外費用	38,898
支払利息	14,610
退職給付会計基準変更時差異	7,299
その他の営業外費用	16,989
経常利益	390,346
特別利益	9,769
特別損失	32,010
税金等調整前中間純利益	368,105
法人税、住民税及び事業税	106,984
法人税等調整額	18,258
少数株主利益	5,183
中間純利益	237,680

連結キャッシュ・フロー計算書 (自 平成15年4月1日 至 平成15年9月30日)

(百万円未満は四捨五入して表示しております。)

(単位：百万円)

科目	金額
I. 営業活動によるキャッシュ・フロー	
税金等調整前中間純利益	368,105
減価償却費	223,719
貸倒引当金の増加額	3,394
受取利息及び受取配当金	△ 6,230
支払利息	40,272
有形固定資産売却益	△ 4,303
有形固定資産廃却損	6,785
投資有価証券売却益	△ 1,180
売上債権の増加額	△ 15,890
販売金融債権の増加額	△ 260,249
棚卸資産の増加額	△ 41,751
仕入債務の増加額	33,519
退職給付会計基準変更時差異	7,299
退職給付費用	40,175
退職給付引当金の取崩による支払額	△ 35,535
その他	△ 28,754
小計	**329,376**
利息及び配当金の受取額	5,664
利息の支払額	△ 41,749
法人税等の支払額	△ 40,526
計	**252,765**
II. 投資活動によるキャッシュ・フロー	
短期投資の純減少額	1,241
固定資産の取得による支出	△ 168,750
有形固定資産の売却による収入	21,692
リース車両の取得による支出	△ 272,289
リース車両の売却による収入	118,513
長期貸付金の減少額	2,942
長期貸付金の増加額	△ 2,253
投資有価証券の取得による支出	△ 56,497
投資有価証券の売却による収入	3,752
子会社株式の追加取得による支出	△ 330
その他	△ 1,741
計	**△ 353,720**
III. 財務活動によるキャッシュ・フロー	
短期借入金の純増加額	237,079
長期借入金の増加額	185,662
社債の増加額	104,792
長期負債の返済・社債の償還	△ 381,485
自己株式の取得による支出	△ 72,981
自己株式の売却による収入	7,568
ファイナンス・リースの返済による支払額	△ 47,159
配当金の支払額	△ 41,656
その他	△ 1,134
計	**△ 9,314**
IV. 現金及び現金同等物に係る換算差額	**1,466**
V. 現金及び現金同等物の減少額	**△ 108,803**
VI. 現金及び現金同等物の期首残高	**269,817**
VII. 新規連結に伴う現金及び現金同等物の増加額	**310**
VIII. 連結除外に伴う現金及び現金同等物の減少額	**△ 871**
IX. 現金及び現金同等物の中間期末残高	**160,453**

貸借対照表(単独) (平成15年9月30日現在)

(単位：百万円)

資産の部	
科目	金額
流動資産	**1,844,659**
現金預金	39,392
売掛金	357,390
製品	75,582
仕掛品	29,278
材料・貯蔵品	29,441
繰延税金資産	53,422
短期貸付金	1,174,155
未収入金	67,978
その他の流動資産	57,369
貸倒引当金	△ 39,352
固定資産	**2,171,847**
有形固定資産	**641,884**
建物	145,265
構築物	30,587
機械装置	170,761
車両運搬具	11,081
工具器具備品	117,513
土地	145,554
建設仮勘定	21,120
無形固定資産	**36,875**
施設利用権	140
ソフトウェア	35,940
その他の無形固定資産	794
投資等	**1,493,087**
投資有価証券	131,267
子会社株式	1,238,716
長期貸付金	19,177
長期前払費用	21,655
繰延税金資産	95,110
その他の投資等	9,874
貸倒引当金	△ 22,714
繰延資産	**4,117**
社債発行差金	4,117
資産合計	**4,020,625**

(注) 1. 記載金額については、百万円未満を切り捨てて表示している。
2. 有形固定資産の減価償却累計額　1,295,457百万円
3. 担保に供している資産　投資有価証券　10,968百万円
4. 輸出手形割引高　2,106百万円
5. 保証債務等の残高　(　)内は子会社に関するものの残高
・保証債務残高　434,178百万円(232,368百万円)
保証債務残高の内、従業員の住宅資金に対する保証175,823百万円は全額保険が付保されている。他に質権設定しているものが 25,500百万円ある。また子会社に関する残高のうち、米国ミシシッピー州キャントンの新車両工場建設に対する保証債務が 93,584百万円ある。

（単位：百万円）

負債及び資本の部	
科目	金額
（負債の部）	
流動負債	**1,222,431**
支払手形	604
買掛金	417,103
短期借入金	10,000
一年以内返済の長期借入金	49,980
コマーシャル・ペーパー	110,000
一年以内償還の社債	292,800
未払金	14,688
未払費用	178,341
諸預り金	7,945
従業員預り金	60,651
製品保証引当金	21,645
リース債務	40,102
その他の流動負債	18,569
固定負債	**1,031,863**
社債	639,600
長期借入金	65,430
長期預り金	1,872
製品保証引当金	37,671
退職給付引当金	250,391
リース債務	36,897
負債合計	**2,254,294**
（資本の部）	
資本金	**605,813**
資本剰余金	**804,470**
資本準備金	804,470
利益剰余金	**460,930**
利益準備金	53,838
任意積立金	89,192
中間未処分利益	317,898
（うち中間純利益）	(75,348)
その他有価証券評価差額金	**3,712**
自己株式	△ **108,596**
資本合計	**1,766,330**
負債・資本合計	**4,020,625**

・保証予約残高　1,399百万円
・経営指導念書等　対象債務残高　20,054百万円（20,054百万円）
・売掛債権流動化に関する念書
　流動化残高　90,000百万円（24,164百万円）
この他に、海外金融子会社との間で、信用を補完することを目的とした合意書（キープウェル・アグリーメント）がある。
当該子会社の債務残高　1,673,794百万円

6. 減価償却実施額　有形固定資産　41,724百万円
　　　　　　　　　無形固定資産　5,172百万円

損益計算書（単独）（自 平成15年4月1日 至 平成15年9月30日）

（単位：百万円）

科目	金額
（経常損益の部）	
営業損益の部	
営業収益	**1,655,604**
売上高	1,655,604
営業費用	**1,505,887**
売上原価	1,285,447
販売費及び一般管理費	220,440
営業利益	**149,716**
営業外損益の部	
営業外収益	**12,116**
受取利息及び配当金	5,330
その他の営業外収益	6,785
営業外費用	**20,455**
支払利息	7,476
退職給付会計基準変更時差異	4,435
その他の営業外費用	8,543
経常利益	**141,377**
（特別損益の部）	
特別利益	**6,918**
特別損失	**35,563**
税引前中間純利益	**112,733**
法人税、住民税及び事業税	15,805
法人税等調整額	21,579
中間純利益	**75,348**
前期繰越利益	248,770
自己株式処分差損	6,219
中間未処分利益	**317,898**

（注）記載金額については、百万円未満を切り捨てて表示している。

第105期中間配当に関する取締役会決議ご通知について

平成15年11月6日開催の取締役会において、第105期（自　平成15年4月1日 至　平成16年3月31日）中間配当に関し、下記のとおり決議いたしました。

記

当社定款第33条の規定に基づき、平成15年9月30日の最終の株主名簿及び実質株主名簿に記載又は記録された株主に対し、下記のとおり中間配当（商法第293条ノ5の規定による金銭の分配）を行う。

1.　中間配当金　普通配当　1株につき8円
2.　支払請求権の効力発生日及び支払開始日　平成15年12月9日

役員

取締役及び監査役

役職名·氏名	統 括 業 務
代表取締役 **取締役共同会長兼社長** カルロス ゴーン	
代表取締役 **取締役共同会長** **小枝 至**	購買、関係会社管理
取締役	
大久保宣夫	研究、技術·開発、コストエンジニアリング
松村 矩雄	グローバル販売·マーケティング、 グローバルアフターセールス、北米事業
パトリック ペラタ	企画·デザイン、欧州事業
高橋 忠生	生産、サプライチェーンマネジメント、 産業機械事業、マリーン事業
シェマヤ レヴィー	
監査役	
森山 寛	常勤
竹中 治彦	常勤
今村 圭司	常勤
中村 英男	

会社の概要

商号	日産自動車株式会社
英文社名	NISSAN MOTOR CO., LTD.
設立	昭和8年12月26日
資本金	605,813百万円(平成15年9月30日現在)
従業員数	124,404名 (連結ベース:平成15年9月30日現在)
本店	〒220-8623 神奈川県横浜市神奈川区宝町2番地
本社事務所	〒104-8023 東京都中央区銀座六丁目17番1号 電話 03-3543-5523(代)
発行済株式総数	4,520,715,112株(平成15年9月30日現在)
株主総数	116,734名(平成15年9月30日現在)
決算期	3月31日 (但し、欧州、メキシコ及び南アフリカでは12月31日)
定時株主総会	6月
株式上場取引所	一東京証券取引所 (証券コード:7201) 一NASDAQ(ADR;American Depositary Receipts) 比率:1 ADR = 普通株式2株 (証券コード:NSANY)
株式名義書換代理人	〒105-8574 東京都港区芝三丁目33番1号 中央三井信託銀行株式会社
ADR(米国預託証券)の名義書換預託代理人	JPMorgan Chase Bank ADR Department 270 Park Avenue, New York, NY 10017-2070, U.S.A.
監査法人	新日本監査法人

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